7/7

08003645

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hornbach-Baumarkt

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUL 08 2008

THOMSON REUTERS

FILE NO. 82- 03729 FISCAL YEAR 2-29-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/8/08



2007 2008

ANNUAL REPORT

HORNBACH-BAUMARKT-AG GROUP

HORNBACH
Es gibt immer was zu tun.

CONSOLIDATED BALANCE SHEET STRUCTURE
(€ million)


ASSETS
EQUITY AND LIABILITIES
1,331
1,351
1,351
1,331
Cash and cash equivalents
193 / 167
Inventories, accounts receivable and other assets
495 / 589
Non-current assets
643 / 596
Current liabilities
346 / 328
Non-current liabilities
489 / 531
Shareholders' equity
516 / 471
2.28.2007
2.29.2008
2.29.2008
2.28.2007
(Rounded up to nearest € million)

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)
(€ million)


Financial year
03 I 04
04 I 05
05 I 06
06 I 07
07 I 08
0
20
40
60
80
100
120
140
160
180

EARNINGS BEFORE TAXES
(€ million)


Financial year
03 I 04
04 I 05
05 I 06
06 I 07
07 I 08
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75

KEY GROUP, FINANCIAL AND OPERATING DATA

Amounts shown in € million, unless otherwise stated	Change in 2007/2008 financial year on previous year	IFRS							HGB		
		2007/2008	2006/2007	2005/2006	2004/2005	2003/2004	2002/2003	2001/2002	2000/2001	1999/2000	1998/1999
Sales and earnings figures [1]											
Net sales	3.2 %	2,469	2,392	2,234	2,094	1,923	1,628	1,439	1,314	1,190	1,046
of which in other European countries	11.6 %	962	862	788	688	611	424	317	266	213	140
Sales growth as % of net sales		3.2	7.1	6.7	8.9	18.2	13.1	9.5	10.5	13.7	8.9
EBITDA [3]	-13.6 %	139	160	137	152	127	103	118	114	106	95
as % of net sales		5.6	6.7	6.1	7.3	6.6	6.4	8.2	8.7	8.9	9.1
EBIT [2]	-20.8 %	76	96	70	91	65	46	65	64	55	48
as % of net sales		3.1	4.0	3.1	4.3	3.4	2.8	4.5	4.8	4.7	4.6
Earnings before taxes and extraordinary result	-23.5 %	56	73	44	68	44	25	46	42	36	33
as % of net sales		2.3	3.0	1.9	3.2	2.3	1.6	3.2	3.2	3.0	3.1
Net income for the year	-23.2 %	47	61	25	43	28	14	30	23	15	31
as % of net sales		1.9	2.5	1.1	2.1	1.5	0.9	2.1	1.8	1.3	2.9
Gross margin as % of net sales		36.3	36.0	35.7	36.4	35.7	35.3	36.4	36.2	36.4	37.4
Store expenses as % of net sales [4]		29.4	29.0	29.5	28.8	28.6	28.9	29.1	28.5	28.9	29.3
Costs of central administration as % of net sales [4]		4.1	3.9	4.1	3.9	3.7	4.0	4.1	3.8	3.7	4.2
Pre-opening expenses as % of net sales [4]		0.3	0.2	0.5	0.5	0.6	1.1	0.6	0.7	1.0	1.2
Cash flow figures [1]											
Cash flow from operating activities	-65.9 %	67	197	16	124	46	36	62	62	29	41
Investments	19.8 %	105	88	144	92	71	129	113	78	115	127
Proceeds from divestments		43	40	96	23	39	2	82	2	2	122
Earnings potential [5]	-63.5 %	74	202	27	134	57	55	71	71	41	54
Earnings potential as % of net sales		3.0	8.4	1.2	6.4	3.0	3.4	4.9	5.4	3.5	5.1
Dividend payments	1.2 %	13.6	13.5	13.2	13.1	13.1	13.1	13.1	13.0	13.0	13.0
Balance sheet and financial figures											
Total assets	1.5 %	1,351	1,331	1,286	1,274	1,162	1,093	1,020	840	789	698
Non-current assets	-7.6 %	569	616	612	635	638	664	589	465	480	420
Inventories	7.4 %	479	446	496	426	425	363	323	278	262	208
Cash and cash equivalents	-13.4 %	167	193	72	143	49	23	50	30	30	49
Shareholders' equity	9.5 %	516	471	415	399	363	350	350	261	250	247
Shareholders' equity as % of total assets		38.2	35.4	32.3	31.3	31.3	32.0	34.3	31.0	31.7	35.5
Return on shareholders' equity based on net income – %		9.4	13.7	6.1	11.4	7.9	4.1	8.6	8.3	6.9	5.2
Net working capital	31.6 %	403	306	407	317	306	240	232	221	176	134
Additions to non-current assets	21.2 %	105	87	140	88	73	140	110	77	115	127
Inventory turnover rate per year		3.4	3.3	3.1	3.1	3.1	3.1	3.0	3.2	3.2	3.4
Retail store data											
Number of stores		125	120	124	117	110	102	91	82	78	70
of which: in Germany		91	89	92	88	83	78	75	70	67	62
in other countries		34	31	32	29	27	24	16	12	11	8
Like-for-like sales growth in %		-0.2	4.0	0.5	1.5	5.2	1.5	1.4	2.5	3.2	-3.0
Sales area in m² (based on BHB)	5.9 %	1,384,901	1,307,572	1,319,484	1,198,209	1,115,900	1,014,685	887,427	791,429	733,267	637,231
Weight average net sales per m² in €	-1.3 %	1,810	1,833	1,753	1,796	1,804	1,699	1,705	1,729	1,745	1,746
Average store size in m²	1.7 %	11,079	10,896	10,641	10,241	10,145	9,948	9,752	9,652	9,401	9,103
Weight average sales per store		20.1	19.9	18.7	18.4	18.3	16.9	16.6	16.7	16.4	15.9
Other information											
Employees – annual average – converted into full-time equivalents	4.3 %	10,528	10,091	10,046	9,407	8,499	7,464	6,733	6,122	5,494	4,926
Sales per employee in € 000s	5.5 %	235	237	222	223	226	218	213	215	217	212
Number of shares		15,685,020	15,506,120	15,200,320	15,097,830	15,011,500	15,011,500	15,011,500	15,011,500	15,011,500	15,011,500
Earnings per share in € [6]	-24.6	2.98	3.95	1.64	2.88	1.86	0.96	1.99	1.42	1.15	0.83

[1] Starting in the 2003/2004 financial year: other taxes (e. g. property tax) have been included under operating expenses
[2] Earnings before interest and taxes
[3] Earnings before interest, taxes, depreciation and amortization
[4] Starting in the 2003/2004 financial year: excluding interest
[5] Cash flow from operating activities, plus pre-opening expenses
[6] Prior to the 2001/2002 financial year: earnings based on DVFA/SG

CONTENTS

82-3729

ANNUAL REPORT 2007 / 2008

COMPANY PROFILE

9–10


2000/01 € 1,314 million
2001/02 € 1,439 million
2002/03 € 1,628 million
2003/04 € 1,923 million
2004/05 € 2,094 million
2005/06 € 2,234 million
2006/07 € 2,392 million
2007/08 € 2,469 million

HORNBACH stands for ongoing sales growth. Consolidated sales rose to **€ 2.47 billion** in the 2007/2008 financial year.

COMPANY PROFILE

The HORNBACH Group is characterized by its ability to respond to the challenges of trading in DIY, home improvement and garden products, and to set new standards in the process.

Since 1877, five generations of the HORNBACH family have been active in almost all areas of the construction sector – in the building trade, as manufacturers of prefabricated components and since 1900 as builders' merchants.

As one of the pioneers in Germany and Europe, HORNBACH opened its first DIY store in 1968 and combined it with a garden center – at its time unique in Europe. This combination has since developed to become a European standard in the DIY sector today.

In the second half of the 1980s, HORNBACH added a new dimension to the market with its concept of large DIY and home improvement megastores with garden centers. Today, an impressively presented range of around 50,000 top quality DIY and gardening articles is available to DIY customers in spacious stores and at permanently low prices. Well-trained, service-oriented employees make project customers and DIY enthusiasts, especially those on the lookout for solutions for extensive renovation and construction projects, the focus of their activities.

The consistent implementation of the company's concept, coupled with the high expectations it places in the quality of its locations, its stores, its product range and employees, have facilitated the dynamic growth witnessed by the company in recent years and form the basis for further expansion. With an average sales area of more than 11,000 m² per store, HORNBACH has underlined its unique position in the DIY megastore with garden center segment and also has the highest level of sales area productivity of any of the leading DIY companies in Germany. In the 2007/2008 financial year, the HORNBACH-Baumarkt-AG Group generated net sales of € 2,469 million. At the balance sheet reporting date on February 29, 2008, HORNBACH-Baumarkt-AG operated 125 DIY megastores with garden centers across Europe (91 of which in Germany) with total sales areas of around 1.4 million square meters.

Following the company's successful entry into the Austrian market in August 1996, it has consistently pressed ahead with its expansion into neighboring European countries. Stores were subsequently opened in the Netherlands, Luxembourg and the Czech Republic. The company's international growth continued with its expansion to Switzerland, Sweden and Slovakia. The entry into the Rumanian market followed in the summer of 2007. As of February 29, 2008, the company was operating a total of 34 DIY megastores with garden centers in eight countries outside Germany. The international share of consolidated sales reached around 39 % in the 2007/2008 financial year and will continue to grow in future. The Group will nevertheless also continue to pursue opportunities for expansion in Germany.

HORNBACH-Baumarkt-AG is a publicly listed stock corporation. The ordinary shares in the company (ISIN DE0006084403) are listed on the German Stock Exchange and have been admitted to the subsection of the official market involving additional admissions obligations (the "Prime Standard"). Of approximately 15.7 million ordinary shares in the company, 77.4 % are held by HORNBACH HOLDING AG, while 17.3 % are owned by independent shareholders. The British retail group Kingfisher plc owned around 5.3 % of the shares at the reporting date. HORNBACH is also present in the debt market with a corporate bond issued in November 2004 with a ten-year term and an interest coupon of 6.125 % (ISIN XS0205954778).

SALES PERFORMANCE OF THE HORNBACH-BAUMARKT-AG GROUP


Financial Year
98 I 99
99 I 00
00 I 01
01 I 02
02 I 03
03 I 04
04 I 05
05 I 06
06 I 07
07 I 08
200
400
600
800
1000
1200
1400
1600
1800
2000
2200
2400
2600
in € m (net)



With 77.4 % of the shares, the parent company HORNBACH HOLDING AG is the majority shareholder in HORNBACH-Baumarkt-AG.

TO OUR SHARE-HOLDERS

13–14


WERKZEUGE
KÜCHENCENTER
KASSEN
← TOILETTEN
FARBEN
KUNDEN-INFO
TAPETEN
KASSEN
€ 1,810

With average sales of **€ 1,810** per m² sales area, HORNBACH reported the highest (net) surface productivity of any leading German DIY player.

DEAR SHAREHOLDERS,

How good was the past financial year? This apparently trivial question cannot be answered offhand based on the results of a single financial year. This is all the more so when the business performance is affected by a series of one-off factors, as was particularly the case in the past two years at HORNBACH. We might otherwise run the risk of reducing the figures we have released into the following formula: 2006/2007 = top, 2007/2008 = flop. This approach would not do justice to what we have achieved. Why am I stressing this here? Not to make an undisputedly difficult year appear better than it was, but rather to make one point clear. It would be absurd to think that we were good in one year and then promptly forgot everything in the following year. The substantial fluctuations in our sales and earnings performance are largely due to external factors relating almost exclusively to the German market. Viewed from this perspective, the 2006/2007 financial year was not as good for HORNBACH as it may have appeared. And the year under report – 2007/2008 – was better than it seems!

When we took stock one year ago, observers might understandably have been tempted to see the record levels of sales and earnings as a milestone on the way towards even greater achievements in the following financial year and might accordingly have set their sights high for 2007/2008. With the benefit of hindsight, it is now abundantly clear that the sales tax hike as of January 1, 2007 provided our sales performance with a powerful tailwind in the form of exceptional demand, especially in the three months prior to the increase, with double-digit rates of like-for-like sales growth being seen in some cases. As *the* DIY store for projects, HORNBACH was more or less predestined to attract customers aiming to implement larger-scale renovation projects – and thus also to benefit from the not insubstantial impact of purchases being brought forward, a factor which boosted our performance in the 2006/2007 financial year. This led to a basis of comparison which even the most optimistic development in like-for-like sales in 2007/2008 would have found difficult to top.

The fact that the boom in demand continued at our stores even after December 31, 2006 due to mild weather in the spring (and that the sales tax increase did not really seem to be a problem) gave rise to a euphoria in some quarters which could not fail to be disappointed. Following the virtual blackout in sales in the German DIY sector in May 2007, and at the latest by the summer months, the mood in the sector and among market observers and investors became increasingly grim. What had happened?

The higher sales tax ended up sapping substantially more purchasing power from the German retail sector than most experts had expected. Over and above this, the marked rise in inflation, notably since autumn 2007 and by no means only in Germany, had an increasingly negative impact on private household disposable incomes. Ever higher outlays on gasoline, energy and food clearly led consumers to postpone larger-scale renovation and construction projects for the time being. We too were surprised by the extent of the downturn in demand, which hit the overall sector far harder than it did HORNBACH, and scaled back our expectations in September. The fatal combination of subdued consumer confidence (2007/2008) and purchases being brought forward (2006/2007), thus creating an insurmountable base effect, had a distinctly debilitating impact on our German business in the year under report.

Taking all this into account, our DIY megastores with garden centers in Germany actually maintained their ground rather well in 2007/2008:

- With two new store openings (Munich and Darmstadt), we pressed ahead with our selective expansion in Germany, which aims to exploit growth potential in major economic regions in a targeted manner.
- HORNBACH once again outperformed the German DIY and garden center sector by a clear margin. Net sales declined by 1.5 % to € 1,507 million (2006/2007: € 1,530 million), while the equivalent change in net sales in the sector as a whole, based on our calculations, can be assumed to have been more than two percentage points lower.
- As expected, like-for-like sales were unable to match the high level reported for the previous year, but were nevertheless an average of two-and-a-half percentage points higher than the sector figure every month. And this although HORNBACH, with its high share of customers investing in larger-scale projects, was more vulnerable to

the deterioration in consumer confidence than most of its competitors. This underlines the strength and attractiveness of our retail format of DIY megastores with garden centers.

- As a result, we were able to further expand our market share in Germany. In terms of the overall sales of all DIY stores and garden centers in Germany (€ 21.72 billion gross), our market share grew from 8.1 % to 8.3 %.
- Renowned customer surveys (Kundenmonitor, ÖKO-TEST) showed that our DIY megastores with garden centers were once again among the very best in Germany in the past year. We further extended our lead in terms of value for money. We also have an undisputed lead over our competitors when it comes to our product range, service standards, and product quality.

DYNAMIC PERFORMANCE ABROAD MAKES UP FOR WEAK CONSUMER CLIMATE IN GERMANY

Our international activities once more gave us cause to be proud. The ongoing very pleasing performance of our retail business outside Germany enabled us to more than offset the downturn in sales in the German market. Here are some of the highlights:

- We successfully maintained our international expansion with a total of three new store openings. Particularly worthy of mention is the highly promising market launch in Rumania.
- The dynamic sales performance posted by the eight countries outside Germany remained at persistently high levels in the past financial year as well. Sales rose by almost 12 % in absolute terms and by 6 % on a like-for-like basis.
- The international share of consolidated sales rose from 36 % to 39 %.
- More than 80 % of the Group's consolidated operating earnings (EBIT) were contributed by the international stores.

These figures not only underline the conceptual strength of HORNBACH DIY megastores with garden centers and their high level of acceptance among customers outside Germany. The success in other European countries can also be seen as a litmus test for the debate surrounding the sales tax hike in Germany. The fact that international stores did not benefit from purchases being brought forward for tax reasons indirectly reveals how negatively the sales tax increase impacted on consumer behavior in Germany.

All in all, we can be satisfied with the figures reported by the HORNBACH-Baumarkt-AG Group for 2007/2008. Net sales rose by 3.2 % to € 2.47 billion (2006/2007: € 2.39 billion). Like-for-like sales at the Group as a whole almost matched the previous year's figure (minus 0.2 %). The considerable shortfall in earnings compared with the 2006/2007 financial year was attributable only in part to the loss of sales in Germany. It was also due to non-operating one-off factors in the real estate segment, where the disposal gains generated on sale and leaseback transactions were, as expected, more than € 10 million lower than in the previous year. Overall, the Group's operating earnings (EBIT) amounted to € 76 million and were thus around 20 % down on the previous year's figure (€ 96 million). At the end of the third quarter, this shortfall in earnings had still amounted to more than 30 %. This means that, thanks to a very pleasing fourth quarter of 2007/2008, we benefited from a final spurt enabling us to make up a good deal of ground. Of particular importance from my point of view is the fact that we are successfully back on track in our core operating business of DIY.

I am optimistic with regard to the current year. Even though the financial crisis and continued high levels of inflation still place a certain question mark over economic developments in Europe, there are numerous indications that German consumers are now increasingly tackling DIY and home improvement projects once again. The sales tax increase has now been absorbed. There is a huge backlog of work required for house and apartment renovation and energy saving projects. HORNBACH is one of the top addresses for such projects, both at home and abroad, both among private customers and increasingly also among professional customers. A recovery in Germany and a continuation of the dynamic developments abroad should enable the operating earnings (EBIT) of the HORNBACH-Baumarkt-AG Group to show disproportionate growth as a percentage of sales in the 2008/2009 financial year. We have set a clear course for the future: long-term growth in our operating earnings strength. The current financial year should see us making substantial progress along this course.

Steffen Hornbach
Chairman of the Board of Management

THE HORNBACH BAUMARKT SHARE

17–20


1,500
drive-in
products
So wird gedämmt
So wird gedämmt
HUMBAUR

Drive in, load up, pay up, drive off. That's the motto at HORNBACH's stores with drive-in builders' merchant facilities. Project customers can load around **1,500** different articles directly into their vehicles. That's convenient and avoids long distances.

THE HORNBACH-BAUMARKT SHARE

SHARE PRICE PERFORMANCE: MARCH 1, 2007 TO FEBRUARY 29, 2008


150
140
130
120
110
100
90
80
70
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER
JANUARY
FEBRUARY
2007 >>
2008 >>
HORNBACH-Baumarkt-AG (Xetra)
SDAX
MDAX
DAX
Index (100 = base March 1, 2007)

Global stock markets began the 2007 calendar year by maintaining the growth trend seen in the previous five years. And who knows what heights the leading indices might have scaled if the US mortgage market had not collapsed in the second half of the year. The gradual emergence of news of write-down requirements worth billions in the banking sector triggered a domino effect which by spring 2008 had taken on the dimensions of one of the most serious global financial crises in the past decades, with the market being repeatedly shaken by substantial markdowns in finance stocks.

Stock markets were still surrounded by uncertainty and exposed to numerous risks in spring 2008. Rising concerns as to the possibility of a recession in the USA, increased inflationary risks, and ever new record levels in the oil prices and the euro/dollar exchange rate were reflected in a volatile and generally weak period on the stock exchange. And since these factors also impact negatively on purchasing power and consumer confidence, retail, real estate, and construction stocks came under particularly notable pressure.

AN EMOTIONAL ROLLERCOASTER

The ups and downs on the stock markets were also apparent in the share price performance of HORNBACH-Baumarkt-AG (ISIN DE0006084403). In the first half of the year, our share was granted a literally hot reception by investors. Solid sales growth at the HORNBACH-Baumarkt-AG Group during an especially mild spring, coupled with positive news concerning developments in the overall sector in Germany, aroused hopes that DIY and garden stores would be able to uphold the pleasing trend in sales as well in 2007 in spite of the sales tax increase in Germany. These hopes pushed the Baumarkt stock from one high to the next until August 6, 2007, when it reached € 63.62 (Xetra), its highest value since the IPO in 1993. The share had thus gained more than 60 % in value since the beginning of the latest rally in January.

Profit taking subsequently squeezed the price to just under € 60, before it suffered an outright collapse on September 11, 2007. The sudden fall in the share price was triggered on the one hand by our profit warning for the second quarter. As soon as the preliminary earnings figures for the period from June to August 2007 were available, it was clear that it would be necessary to scale back the earnings forecast for the year as a whole due to unexpected downturns in sales in our German business. On the other hand, the BHB sector association chose the same day to take back its previously optimistic forecast for the German DIY sector.

Investors' skepticism was further fuelled by news of the US mortgage crisis. The marked rise in uncertainty in the market led to portfolios being realigned towards blue chips. Retail stocks became increasingly underweighted, a factor which also left its mark on our stock, which reached its annual low at € 38.00 on September 26, 2007. The communication of our figures for the second quarter helped to reinforce confidence in our share once again. Following a temporary recovery, resulting in a return to almost € 48, the Baumarkt share tended downwards in the wake of the ongoing international financial crisis. At the end of the financial year, the share was listed at € 40.73, around 12 % below its valuation on March 1, 2007. The SDAX dropped by 18 % over the same period (March 1, 2007 to February 29, 2008), while the MDAX only declined by around 5 % and the DAX

KEY DATA ABOUT THE HORNBACH-BAUMARKT SHARE (IFRS)		**2007/2008**	2006/2007
Nominal value of the share	€	3.00	3.00
Dividend	€	0.87	0.87
Basic earnings per share (IFRS)	€	2.98	3.95
Total dividend payment	€ 000s	13,646	13,490
Shareholders' equity per share	€	32.88	30.36
Market capitalization*	€ 000s	638,851	721,190
Share price (Xetra)*	€	40.73	46.51
12-month high	€	63.62	50.29
12-month low	€	38.00	32.10
Shares issued		15,685,020	15,506,120
Price/earnings ratio*		13.7	11.8

* at the end of the financial year (the last day in February)

KEY DATA ABOUT THE HORNBACH-BAUMARKT SHARE

Type of share	Bearer shares (individual ordinary shares)
Stock exchanges	Frankfurt, Xetra
Market segment	Prime Standard
Security identification numbers	ISIN DE0006084403
	WKN 608440
Stock market code	HBM
Bloomberg	HBM GR
Reuters (Xetra)	HBMG.DE

even managed to report a slight increase of around 2 %. This shows that numerous investors withdrew from second-tier stocks and increasingly placed their trust in more highly capitalized stocks.

The 2007/2008 financial year witnessed a further increase in the average daily number of HORNBACH-Baumarkt shares traded on the stock market. An average of more than 1,700 shares changed hands in Xetra trading every day (2006/2007: 1,500). This was due on the one hand to the further increase in awareness of our Group. On the other hand, liquidity was further boosted by the issuing of new shares within the framework of our share option programs. A total of 178,900 new shares arose, leading the number of non-par ordinary shares to rise from 15,506,120 to 15,685,020.

The high degree of nervousness on the capital markets also made itself felt on the bond market. The HORNBACH bond due to mature in November 2014 (ISIN: XS0205954778; WKN: A0C4RP) was also rocked by the financial crisis even in the absence of any negative news from the company, any change in its liquidity situation or any downgrading by rating agencies. The reduction in the price was due to panic sales in the high-yield sector, compulsory wind-ups of bond funds and the supposed decline in the attractiveness of retail bonds. The low valuation of HORNBACH's bond offered favorable opportunities for entry, in the wake of which the bond price most recently returned to a range of between 95 and 100.

IN DIALOG WITH OUR TARGET GROUPS

Our investor relations activities once again provided shareholders, analysts, the financial media and the general public with prompt information on the performance of HORNBACH-Baumarkt-AG in the past financial year. All quarterly reports, annual reports, press releases and additional financial information were published on the internet communications platform of the HORNBACH Group (www.hornbach-group.com), where we have pooled all of our information and services, especially for shareholders and press representatives. This separate site for corporate communications thus complements the product-related and marketing content available at HORNBACH's internet site at www.hornbach.com.

The Annual General Meeting, the annual results press conference, analysts' conferences and meetings with investors in Germany and abroad give HORNBACH the opportunity to maintain its dialog with the capital markets. Moreover, we also draw on personal contacts with the media in order to present the objectives and strategy of our company within the framework of interviews. In doing so, we outline the specific details of our concept, our market position and the further growth prospects for the Group, as well as our current performance figures.

LONG-TERM GROWTH POTENTIAL

For decades now HORNBACH has successfully focused on achieving organic growth with its DIY megastores with garden centers in Europe. Our share is particularly interesting for value investors with a long-term perspective. These investors see sustainable growth potential for HORNBACH, especially in view of the opportunity profile set out in greater detail in the management report.

The share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) represents a solid long-term investment with a high intrinsic value and a stable dividend. Of around 15.7 million ordinary shares in HORNBACH-Baumarkt- AG, 77.4 % were held by its parent company, HORNBACH HOLDING AG, at the reporting date on February 29, 2008 (2006/2007: 78.4 %), while 17.3 % (2006/2007: 16.3 %) were owned by independent shareholders. The British retail group Kingfisher plc, with which HORNBACH entered a strategic alliance at the end of 2001, holds 5.3 % of the shares. In line with the index system of the German stock exchange, HORNBACH-Baumarkt-AG is admitted for trading in the Prime Standard (a subsection of the official market involving additional admissions requirements). The company's listing in the Prime Standard obliges it to meet a high level of transparency standards.

FINANCIAL CALENDAR FOR 2008

May 27, 2008	Annual Results Press Conference 2007/2008 Publication of Annual Report DVFA Analysts' Conference
June 26, 2008	Interim Report – 1st Quarter 2008/2009 as of May 31, 2008
July 10, 2008	Annual General Meeting Festhalle Landau, Landau/Pfalz
September 30, 2008	Half-Year Financial Report 2008/2009 as of August 31, 2008
December 22, 2008	Interim Report – 3rd Quarter 2008/2009 as of November 30, 2008

Investor Relations
Axel Müller
Telephone (+49) 0 63 48/60 - 24 44
Telefax (+49) 0 63 48/60 - 42 99
invest@hornbach.com

Internet: www.hornbach-group.com

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REPORT OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

BACKGROUND
High-quality and responsible corporate governance are accorded high priority at HORNBACH-Baumarkt-AG. The German Corporate Governance Code summarizes the principal legal requirements in respect of the management and supervision of German publicly listed stock corporations and contains nationally and internationally recognized standards of good and responsible corporate management.

At their meeting on November 28, 2007, the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG submitted their statement in respect of the recommendations of the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (AktG) and made this statement available to shareholders on the company's homepage. The complete statement, which sets out individual points in which the company deviates from the Code, is as follows:

STATEMENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE PURSUANT TO SECTION 161 OF THE GERMAN STOCK CORPORATION ACT (AKTG)
The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-Aktiengesellschaft hereby declare in accordance with Section 161 of the German Stock Corporation Act (AktG) that the recommendations of the "German Corporate Governance Code" government commission, as outlined in the version dated June 12, 2006 and published on July 24, 2006, were in principle fulfilled from the previous Statement of Compliance until July 20, 2007. Application was not made of recommendations included in Points 4.2.3, 5.4.1, and 5.4.7.

Since July 20, 2007, the recommendations in the version dated June 14, 2007 and published on July 20, 2007, have been and are in principle fulfilled. Application has not been made and is not made of recommendations included in Points 4.2.3, 5.3.3, 5.4.1, and 5.4.7.

The deviations mentioned have arisen on account of the following considerations:

a) Point 4.2.3:
In Point 4.2.3 clause 6, the Code recommends that share options and similar arrangements be based on sophisticated parameters of comparison. The share option plan established in 1999 for HORNBACH-Baumarkt-AG does not include any parameters of comparison. It lays down a hurdle to exercising such options. Any future share option plans will take account of appropriate parameters of comparison. In Point 4.2.3 clause 8, the Code further recommends that the Supervisory Board should agree a cap for any extraordinary unforeseen developments. Such a cap is not included in the share option plan dating from 1999 at HORNBACH-Baumarkt-AG, which in any case only provides for a relatively small allocation of options to members of the Board of Management.

b) Point 5.3.3 (new version):
According to the recommendation newly included in Point 5.3.3, the Supervisory Board should form a nomination committee composed exclusively of shareholder representatives which proposes suitable candidates to the Supervisory Board for its recommendations to the Annual General Meeting. The company's Supervisory Board has not

formed such a committee. Based on our experience to date, the establishment of such a committee would not appear to be necessary.

c) Point 5.4.1:

The recommendations in Point 5.4.1 clause 2 of the Code include the setting of an age limit for Supervisory Board members. In the interests of securing experience and competence to the benefit of the company, this recommendation has not been and is not followed.

d) Point 5.4.7:

In Point 5.4.7 clause 6, the Code recommends that the compensation of the members of the Supervisory Board be reported in the corporate governance report on an individual basis and broken down into its constituent components. On account of the level of compensation for the Supervisory Board, which in our opinion is unobjectionable, we do not consider the disclosure of individual compensation packages to be necessary. In Point 5.4.7 clause 7, the Code further recommends that any compensation paid or benefits granted by the company to members of the Supervisory Board for any services rendered personally, especially advisory and mediation services, are to be reported separately in the corporate governance report on an individual basis. HORNBACH-Baumarkt-AG makes use of the opportunity in one case of drawing on the expertise of one member of the Supervisory Board in specific areas. Such cooperation is undertaken on the basis of symbolic compensation. We see no need to provide individual disclosures in this respect.

Bornheim bei Landau, November 28, 2007

HORNBACH-Baumarkt-Aktiengesellschaft
The Supervisory Board The Board of Management

THE SUPERVISORY BOARD

The Supervisory Board of HORNBACH-Baumarkt-AG consists of twelve members and, in line with the German Codetermination Act (MitBestimmG), includes equal numbers of shareholder and employee representatives. The shareholder representatives are elected by the Annual General Meeting. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board and is responsible for the external representation of matters pertaining to the Supervisory Board. In the event of a parity of votes in the Supervisory Board, the Chairman of the Supervisory Board has the decisive vote in the second round, should renewed voting also produce a parity.

The Board of Management and the Supervisory Board work closely together in the interests of the company. The Supervisory Board monitors the management of the company and accompanies the Board of Management in an advisory capacity. It appoints the members of the Board of Management, dismisses them and is responsible for the conclusion, amendment and termination of employment contracts with members of the Board of Management. Any measures proposed by the Board of Management which could have a fundamental impact on the net asset, financial or earnings situation of the company require the prior consent of the Supervisory Board. The Code of Procedure for the Supervisory Board contains a catalog of the transactions and measures requiring consent. The Supervisory Board may at any time resolve to extend or reduce the list of such transactions.

Members of the Supervisory Board are exclusively obliged to safeguard the interests of the company. They are not dependent on any assignments or instructions. They may not pursue personal interests when making decisions, neither may they exploit business opportunities available to the company for their personal benefit. Members of the Supervisory Board are obliged to disclose any conflicts of interest to the Chairman of the Supervisory Board, especially any such conflicts arising due to their fulfilling any advisory, executive or supervisory role at customers, suppliers, lenders or other business partners of the company. Conflicts of interest in relation to a member of the Supervisory Board which are substantial and not merely temporary shall result in a termination of the respective Supervisory Board mandate. No conflicts of interests arose during the year under report. Advisory agreements and other service or work contracts to be concluded between a member of the Supervisory Board and the company require the prior consent of the Supervisory Board.

The Supervisory Board has established the following committees:

- Mediation Committee
- Personnel Committee
- Audit Committee

The members of the respective committees are listed on page 78 of this report.

THE BOARD OF MANAGEMENT

The Board of Management of HORNBACH-Baumarkt-AG consists of five members and has a Chairman. The Board has a self-imposed Code of Procedure. Its members are jointly responsible for the management of the company's business. Compliance activities to ensure that the company adheres to laws, legal requirements, and its own internal guidelines represent a key management task.

The Board of Management provides timely and comprehensive information to the Supervisory Board on a regular basis. This information includes all questions of relevance to the company in respect of its corporate strategy, planning, business development, financial and earnings position, risk situation, and risk management. Furthermore, it presents the group investment, financial and earnings budgets to the Supervisory Board both for the forthcoming financial year and for the medium term (five years). The Chairman of the Board of Management provides immediate report to the Chairman of the Supervisory Board of any significant events which are of material relevance for any assessment of the situation and development of the company, as well as of its management. Transactions and measures requiring the consent of the Supervisory Board are presented to the Supervisory Board in good time. Members of the Board of Management are obliged to disclose any conflicts of interest to the Supervisory Board without delay and to inform the other members of the Board of Management of such conflicts. Members of the Board of Management may only pursue secondary occupations, in particular Supervisory Board mandates outside the Group, with the consent of the Chairman of the Supervisory Board.

THE ANNUAL GENERAL MEETING

The shareholders of HORNBACH-Baumarkt-AG exercise their rights, including their voting rights, at the Annual General Meeting. The Annual General Meeting passes resolutions in particular on the appropriation of profits, the release of the Board of Management and the Supervisory Board from responsibility and elects the shareholder representatives to the Supervisory Board, as well as the auditor. Shareholders are informed at regular intervals of all significant dates by means of the financial calendar published in the annual report, in the quarterly reports and on the homepage of the company. The Annual General Meeting is generally chaired by the Supervisory Board Chairman. HORNBACH-Baumarkt-AG provides its shareholders with the service of a voting proxy obliged to vote in line with instructions.

ACCOUNTING AND AUDITING

The financial statements of the HORNBACH-Baumarkt-AG Group are compiled in accordance with International Financial Reporting Standards (IFRS). The separate financial statements of HORNBACH-Baumarkt-AG are compiled in accordance with the German Commercial Code (HGB). In line with legal requirements, the auditor is elected by the Annual General Meeting. The Audit Committee prepares the Supervisory Board proposal to the Annual General Meeting with regard to the auditor to be elected. The auditor is independent and is responsible for the audit of the consolidated and separate financial statements, as well as for the audit review of half-year financial reports.

HORNBACH-Baumarkt-AG has a risk management system which is continuously developed and updated to account for any changes in underlying conditions. The functionality of the risk management system is reviewed by the auditors.

TRANSPARENCY

The company's shareholders, all capital market participants, financial analysts, investors, shareholder associations and the media are provided with up-to-date information at regular intervals on the situation of the company and any material alterations in its business situation. The internet constitutes the principal means of communication for such information. All individuals active on behalf of the company and who thereby have access to insider information are informed of their obligations with regard to insider law.

The situation and results of HORNBACH-Baumarkt-AG are reported by means of

- Quarterly reports
- Half-year financial reports
- The annual report
- The annual results press conference
- Telephone conferences with international financial analysts and investors
- Events with financial analysts and investors in Germany and abroad

The dates of relevance to the company's regular financial reporting activities have been summarized in the financial calendar published on the internet communications platform of the HORNBACH Group at www.hornbach-group.com. In addition to these regular reporting activities, any facts arising at HORNBACH-Baumarkt-AG which are not publicly known and which are likely to have a significant influence on the price of the company's share are published in the form of ad-hoc announcements.

DIRECTORS' DEALINGS & SHAREHOLDINGS

The members of the Board of Management and of the Supervisory Board of HORNBACH-Baumarkt-AG, as well as individuals closely related to such members, are required by Section 15a of the German Securities Trading Act (WpHG) and by Point 6.6 of the German Corporate Governance Code to disclose any transactions involving shares in the company or financial instruments based on such shares.

During the year under report, the company was not notified of any transactions undertaken by persons in management positions or by individuals closely related to such persons pursuant to Section 15a of the German Securities Trading Act (WpHG) (Directors' Dealings).

COMPENSATION REPORT

The compensation report presents the basic features and structure of the compensation of the Board of Management and the Supervisory Board. It forms a constituent component of the group management report and, with the exception of the disclosure of individual compensation, is based on the requirements of the German Corporate Governance Code.

Compensation of the Board of Management

The level and structure of the compensation of the Board of Management are based on the size of the company, its economic and financial situation, and the performance of the company within its competitive environment. Moreover, the overall compensation and the individual components of such compensation should stand in an appropriate relationship to the responsibilities of the respective member of the Board of Management, his or her personal performance, and the performance of the Board of Management as a whole.

The compensation of the Board of Management consists of fixed and variable components. The compensation system of the Board of Management comprises an agreed fixed annual salary, which is paid in equal monthly installments. Furthermore, the members of the Board of Management receive an annual bonus which is paid upon the consolidated financial statements being approved by the Supervisory Board. The size of the annual bonus is based on the level of consolidated net income.

As components of a long-term incentive nature, the members of the Board of Management were allocated share options in four tranches (2000-2003) within the framework of the 1999 share option plan. The share option program is based on the achievement of ambitious target prices for the share of HORNBACH-Baumarkt-AG. In the 2007/2008 financial year, all tranches had exceeded their respective exercise hurdles. Details of the share option plan have been provided under Note 34 of the notes to the consolidated financial statements.

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for the performance of its duties for the Group during the 2007/2008 financial year amounted to € 2,798k (2006/2007: € 2,525k). Of this total, € 1,048k

(2006/2007: € 875k) constituted fixed compensation and € 1,750k (2006/2007: € 1,650k) involved performance-related components. As of the reporting date on February 29, 2008, the members of the Board of Management held a combined total of 21,875 shares in HORNBACH-Baumarkt-AG (2006/2007: 21,745). Given the size and market position of the company, we believe that the total compensation of the Board of Management is appropriate. At the 2006 Annual General Meeting, shareholders voted with a three-quarters majority to forego the disclosure of the compensation of members of the Board of Management on an individual basis up to and including the 2010/2011 financial year (opting-out clause).

The employment contracts of members of the Board of Management include neither any pension commitments nor any compensation clauses.

Compensation of the Supervisory Board
The compensation of the Supervisory Board is governed by Section 15 of the Articles of Association of HORNBACH-Baumarkt-AG. In line with the Articles of Association, the compensation of the members of the Supervisory Board consists of a fixed component and a variable component based on the dividend. In addition to the reimbursement of his or her expenses, each member of the Supervisory Board receives annual fixed compensation of € 6,000 payable upon the conclusion of the Annual General Meeting and a performance-related component depending on the resolution adopted by the Annual General Meeting in respect of the appropriation of profits and thus on the dividend distribution.

The Chairman receives twice and the Deputy Chairman 1½ times the fixed and performance-related compensation. Members of the Supervisory Board who also sit on the Audit Committee receive an additional sum of € 3,000. Members of the Supervisory Board who sit on another committee or on several other committees of the Supervisory Board receive an additional sum of € 1,500 per committee. Members of the Supervisory Board acting as the chairman of a Supervisory Board committee receive twice the respective committee remuneration. Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year receive proportionately lower compensation.

The compensation of the Supervisory Board for the 2007/2008 financial year amounted to € 188k (2006/2007: € 188k). Of this total, € 84k (2006/2007: € 84k) constituted fixed compensation, € 69k (2006/2007: € 69k) involved performance-related components, and € 35k (2006/2007: € 35k) related to committee activities. The members of the Supervisory Board held a total of 19,390 (2006/2007: 19,030) shares in HORNBACH-Baumarkt-AG at the reporting date. Members of the Supervisory Board were granted symbolic compensation of € 12 in the 2007/2008 financial year for personal advisory services.

The compensation of the individual members of the Supervisory Board can be derived from the Articles of Association and from the disclosures made in the notes to the consolidated financial statements and has therefore not been reported separately.

DISCLOSURES CONCERNING THE 1999 SHARE OPTION PLAN
The Annual General Meeting of HORNBACH-Baumarkt-AG held on August 26, 1999, established a share option plan with the following principal features:

Subscription beneficiaries
A maximum of 1,500,000 subscription rights may be issued during the four-year term of the share option plan. Within this total, the following maximum allocations apply to the following groups:

		Number
Group 1:	Members of the Board of Management of HORNBACH-Baumarkt-AG	128,000
Group 2:	Members of management tiers below the Board of Management	1,100,000
Group 3:	Managing directors of domestic and foreign subsidiaries	52,000
Group 4:	Members of management tiers below the managing directors at domestic and foreign subsidiaries	220,000
		1,500,000

Tranches and acquisition periods
Four annual tranches are issued during the respective term. These are issued within two months of the announcement of the company's earnings for the third quarter of the financial year. The issue date for the tranches is thus the date of the corresponding resolution on the issue by the Board of Management and Supervisory Board.

Qualifying period and exercise period
The qualifying period amounts to two years following the issue of each tranche. After two years, a maximum of 20 % and an additional maximum of 20 % each year thereafter up to the end of the sixth year may be exercised. The exercise period ends seven years after the issue of the final tranche.

Subscription price
The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right.

Exercise hurdle and exercise window
For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price, which ranges from € 22.25 to € 29.86 depending on the tranche in question, by at least 30 % in floor trading. Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship
The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2007 / 2008 financial year on account of the acquisition period having expired.

The total number of subscription rights issued, including those converted during the 2007 / 2008 financial year and the subscriptions of employees who have left the company or which have changed hands, was as follows:

2007 / 2008 (Number)	2.28.2007	Exercised	Lapsed	**2.29.2008**
To members of Group 1:	39,600	-10,800	0	28,800
To members of Group 2:	434,950	-134,260	-12,280	288,410
To members of Group 3:	15,200	-8,000	0	7,200
To members of Group 4:	70,250	-25,840	-640	43,770
	560,000	**-178,900**	**-12,920**	**368,180**

2006 / 2007 (Number)	2.28.2006	Exercised	Lapsed	2.28.2007
To members of Group 1:	71,100	-31,500	0	39,600
To members of Group 2:	645,680	-188,290	-22,440	434,950
To members of Group 3:	30,400	-12,800	-2,400	15,200
To members of Group 4:	115,680	-40,710	-4,720	70,250
	862,860	**-273,300**	**-29,560**	**560,000**

The share options were converted at a weighted average price of € 25.51 during the year under report (2006/2007: € 25.40).

The fourth tranche of the 1999 share option plan has been valued and accounted for in accordance with IFRS 2 "Share-based Payment". The arithmetical value per share option for the fourth tranche of options issued during the 2002/2003 financial year amounts to € 3.89 per share option. This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. The exercise price of the share options amounts to € 22.25. Expenses of € 357k were accounted for in connection with the valuation of the share option plan in the 2007/2008 financial year (2006/2007: € 117k) and correspondingly recognized in equity. The volumes within this tranche developed as follows in the 2007/2008 financial year:

2007/2008 (Number)	2.28.2007	Exercised	Lapsed	**2.29.2008**
To members of Group 1:	16,200	-4,500	0	11,700
To members of Group 2:	177,115	-36,770	-5,440	134,905
To members of Group 3:	6,800	-1,600	0	5,200
	200,115	**-42,870**	**-5,440**	**151,805**

2006/2007 (Number)	2.28.2006	Exercised	Lapsed	2.28.2007
To members of Group 1:	21,600	-5,400	0	16,200
To members of Group 2:	221,150	-37,035	-7,000	177,115
To members of Group 3:	10,400	-2,400	-1,200	6,800
	253,150	**-44,835**	**-8,200**	**200,115**

2003 PHANTOM STOCK PLAN

On the basis of a resolution dated July 7, 2003, the Board of Management of HORNBACH-Baumarkt-AG adopted a phantom stock plan to avoid any disadvantaging of members of management tiers below the managing directors at domestic and foreign subsidiaries (Group 4 of the 1999 share option plan). The introduction of the 2003 phantom stock plan is intended to provide such employees with the opportunity of also participating in the final tranche of the 1999 share option plan in a comparable manner in terms of the economic outcome.

The value of the option rights is directly dependent on the performance of the share of HORNBACH-Baumarkt-AG, but is exclusively based on the payment of a cash amount. The direct acquisition of shares, as provided for in the 1999 share option plan, is not possible (cash-settled share-based payment).

Subscription beneficiaries and issue date

A total of 108,400 option rights were issued in a single tranche on July 7, 2003 for members of management tiers below the managing directors at domestic and foreign subsidiaries.

Qualifying period and exercise period

The option rights may be exercised for the first time following the conclusion of a qualifying period beginning on the issue date and expiring on February 3, 2005. Following the conclusion of the qualifying period, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends on February 3, 2010.

Subscription price

The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right and amounts to € 22.25.

Exercise hurdle and exercise window

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price by at least 30 % in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship

The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2007/2008 financial year on account of the acquisition period having expired.

The options showed the following developments:

	2007/2008 Number	2006/2007 Number
Total at beginning of financial year	63,576	81,100
Options lapsed	-1,680	-4,480
Options exercised	-13,361	-13,044
Total at reporting date	48,535	63,576

At the reporting date on February 29, 2008, the option was valued at an amount of € 18.55 (2006/2007: € 17.47). This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. Expenses of € 157k have been recorded in connection with the valuation of the share option plan in the 2007/2008 financial year (2006/2007: € 289k).

The average share price of HORNBACH-Baumarkt-AG amounted to € 49.78 in the 2007/2008 financial year (2006/2007: € 41.01).

CR

CORPORATE RESPONSIBILITY



100% FSC
FSC 100%
Cert. no. SW-COC-1090
SP7007
SYSTEM 70
2093745
Sattelbalken ca L. 45 cm
extra-holz.de

HORNBACH was the first retailer in Germany and the first international DIY player in Europe to be awarded the FSC Chain of Custody certificate. Our product range includes **800 timber products** bearing the **FSC seal.** **100%** of the tropical wood on offer comes from sustainable forestry.

CORPORATE RESPONSIBILITY

The HORNBACH Group has compiled a set of regulations governing its actions as a company in terms of Corporate Responsibility. These regulations ensure that the company meets its responsibility towards the environment, its employees, and society as a whole. A whole series of measures has been introduced for each of these three areas.

PROTECTING THE ENVIRONMENT
Every year, the Society for the German Language (GfdS) selects a "word of the year" from nominations submitted by the general public. Significantly, the word chosen for 2007 was "climate catastrophe". At the latest since the beginning of the new millennium, climate change has become a phenomenon which is no longer to be found only in data collected by scientific institutes, but one which is also making its presence felt among the wider population. Reducing energy consumption in order to cut CO_2 emissions and protect remaining resources has become a major topic, especially in the field of building and renovation.

HORNBACH – the DIY store for projects – has been a competent partner in this area for years now, and can offer a suitable product range and qualified advice. During the year under report, project shows and advertising brochures once again provided our customers with extensive information about the potential savings resulting from upgraded insulation, roof insulation, replacement doors and windows, wood pellet heating and wood stoves, replacing heating boilers and using energy-saving lamps. A great deal of space was also dedicated to the use of rainwater, which enables the consumption of precious drinking water to be reduced by up to 50 percent. One particular focus involved informing customers about the fight against illegal felling – "No tropical wood from



forest depletion" – advising customers to purchase timber products bearing the Forest Stewardship Council (FSC) quality seal.

The company set up its own quality management and environmental department in 2001. One focus of its activities involves working to protect rainforests and promote sustainable forestry which also meets social and work safety standards. Back in 1996, HORNBACH already provided the WWF and Greenpeace with a voluntary undertaking not to import any uncertified tropical timber – thus pioneering this issue in the DIY sector. This commitment was lent additional weight in 2003 with the company's membership in the WWF Wood Group Germany and Austria, and its leading involvement in the environmental working groups at the German DIY sector association (BHB), the European DIY Retail Association (EDRA) and FSC Germany. This involvement has recently been rounded off by the company's acceptance into the FSC working group in Switzerland.

The crowning achievement of eleven years of initiative in the promotion of environmentally-friendly, socially acceptable forestry came in 2007, when HORNBACH became the first

FSC Certificate No. for HORNBACH:
GFA-COC 002007

HORNBACH is a member
of the WWF WOOD GROUP


Kein Tropenholz aus Raubbau!
Alle unsere Tropenhölzer sind FSC-zertifiziert und somit aus umwelt- und sozialverträglicher Forstwirtschaft.
FSC
wwf
HORNBACH



international DIY chain to be awarded the coveted FSC Chain of Custody certificate GFA-COC-002007. Until then, customers and professional wood tradesmen had only been able to buy products bearing this environmental quality seal at a small number of specialist timber traders. Now, the availability of these products at all 125 HORNBACH outlets makes work easier for ecologically-minded tradesmen and trade companies which are themselves certified. They and all other environmentally-aware DIY enthusiasts can select from a range of around 800 timber products bearing the FSC seal – the most extensive range on offer anywhere in the DIY sector.

HORNBACH will be stepping up its commitment to FSC-related issues even further in the current financial year. Together with the WWF and the German Development Company (DEG), a public-private project will be established to promote FSC certification in Indonesia. This will serve both to protect species, as well as to maintain their natural habitats and forest stocks. At the same time, the company will be supporting the WWF there in jointly building and operating a center for releasing orangutans back into the wild.

One of the main focuses of the company's quality management activities involves implementing the EU Directives on the Restriction of Hazardous Substances (RoHS) and Waste Electrical and Electronic Equipment (WEEE), i.e. the avoidance of hazardous heavy metals, such as lead, mercury, chromium and cadmium, in products, and the collection, separation and disposal of electrical waste. For its private label electrical appliances, HORNBACH has opted for a special form of product labeling involving additional voluntary disclosures, such as charge number and production date, over and above serial numbers. Should any defects arise, this then enables the defective products in the given series to be identified quickly and accurately.

The EU's responsibility towards the environment has been consistently maintained with the new European Chemicals Regulation REACH, which came into effect on July 1, 2007. This lays down evaluation, registration, approval and information requirements for the manufacturers and importers of 30,000 chemical substances. HORNBACH was early to prepare for this. Supplier workshops were already initiated in Asia during the drafting stage of this consumer legislation to enable the necessary data to be collected in a database. The Regulation currently affects around 700 imported private label products.

HORNBACH is currently providing ideas for the database being compiled by the German DIY association (BHB) and the German retail association (HDE), which sets out the chemical substances in REACH products. This will be accompanied by a customer and supplier portal for use in all 27 EU member states. The EDRA network has thus once again proved its worth. It keeps HORNBACH informed in good time as to future developments, thus generating a useful head start in terms of knowledge, as well as substantial cost savings.

Given the increasing scarcity of resources, a commitment to the environment in today's world would be unthinkable without recycling. During the year under report, HORNBACH recycled 9,000 tonnes of paper, 1,700 tonnes of foil, 1,200 tonnes of wood, more than 1,000 tonnes of old metal, and 45 tonnes of styrofoam. To minimize the number of journeys required, the stores use compressors for high-volume waste, such as paper and plastics. The company introduced a comprehensive waste management concept together with an external provider on November 1, 2007. This promotes the separation and recycling of waste, thus enabling unnecessary waste and journeys to be avoided. One employee at each store acts as a waste advisor and ensures compliance with the waste separation requirements.

The company also proactively accounts for environmental protection factors when building and operating its stores. Central building control systems facilitate the optimal management of technical equipment. Heating energy requirements are reduced by controlling air circulation. Electricity is saved by using intelligent controls and switches, as well as by basically only using light bands with energy-saving phosphorescent tubes. What's more, the installation of natural light strips and roof-light domes enables natural light to be drawn on. The lamp departments are equipped with light optimization systems, resulting in 20 percent electricity savings. In future, the stores will save around 30 percent of their electricity consumption by introducing energy optimization facilities.

BENEFITING EMPLOYEES

In its behavior towards its employees, HORNBACH accords absolute priority to ensuring equality of opportunity and rejecting any kind of discrimination. Ethnic origin, gender, age, physical restrictions, and religious affiliation play no role in the assessment of applicants. The only qualities which count are specialist competence and team spirit.

By signing the "Diversity Charter" in the year under report, the company has underlined its commitment to a working environment which is free of prejudice. HORNBACH employs people from 49 different countries. The nationalities represented range from A for Afghani to V for Vietnamese. Women account for more than 44 percent of the workforce in Germany. The 50+ generation also has no lack of opportunities at HORNBACH. More than 18 percent of employees in Germany are aged 50 or above. Diversity within society is viewed as an opportunity in times of globalization and demographic change.

HORNBACH is developing the next generation of its employees and managers from within its own ranks. Trainees accounted for 8.5 percent of the workforce in the year under report, an above-average rate by German standards. The company employed an average of 728 trainees in Germany and abroad. To ensure that our high standards of advisory competence are met, the company holds regular training measures for employees at the stores. Further details have been provided in the group management report.

HORNBACH has reacted to the never-ending discussions surrounding the falling share of pension income from the state pension scheme and the rise in the retirement age by introducing its own company pension model. This consists of four modules including both collectively agreed retirement provision contributions and the option of converting voluntary bonus payments and collectively agreed remuneration claims, such as vacation allowances. Building on the existing offer of part-time early retirement, a further retirement provision model is due to be introduced in the current year. Via "working time accounts", this will enable employees to structure their retirement age individually, i.e. to retire early.
The company's success is closely linked to the competence

and motivation of its employees. Their willingness to roll up their sleeves and thus to improve the Group's earnings is honored by HORNBACH's bonus model. A further module enabling employees to participate in the company's success is the possibility of acquiring employee shares.

One particular sign of the company's social responsibility towards its employees was the establishment of the HORNBACH Foundation "People in Need" in 2002. This was triggered by the "flood of the century", which also affected 33 of the company's employees. The Foundation has since offered assistance in cases of fatality, accidents, severe illness or therapies not covered by health insurance companies. The employees in turn demonstrated their solidarity with the Foundation with their "Employees help Employees" campaign. The company subsequently doubled the donations made by the employees.

SUPPORTING SOCIETY

The work performed by the HORNBACH Foundation is based on two pillars. The Foundation is thus also a contact point for people outside the company who are in situations of dire need. The Foundation supported 82 people, both within the company and from outside, with a total amount of € 150,000.

HORNBACH's commitment towards society, which also extends beyond the work of the Foundation, has a preference in terms of its donations for social welfare projects, with a particular focus on children and young people. Kindergartens and schools, for example, have received financial support for building work urgently required but for which no state funds were available. In this spirit, the stores also became involved on location and had an open ear for requests from local organizations.

As a member of the Rhine/Neckar European Metropolitan Region, HORNBACH supported Mannheim Business School in undertaking extensive renovation work on its listed building during the year under report. To help boost scientific excellence in the region, over the next five years HORNBACH-Baumarkt-AG will also be supporting a research project in the field of molecular neurobiology at the German Cancer Research Center (DKFZ) in Heidelberg with half a million euros. The parent company HORNBACH HOLDING AG will be providing a donation of the same amount. Among other measures, this will enable a professorship to be established for a young female scientist of international standing.

During the year under report, HORNBACH consistently maintained its commitment to a society characterized by diversity by joining the association "Show your true colours! Campaign for an open-minded Germany". With this step, the company aims to provide a clear signal of its rejection of all forms of racism, xenophobia and right-wing violence.



Over and above this, the basic rules of responsibility towards society as practiced by HORNBACH include recognizing the international standards set out in the conventions of the International Labor Organization. The company only procures its products from factories meeting minimum standards, such as exclusion of child and forced labor, no intimidation of employees through maltreatment or verbal threats, adherence to work safety regulations, and compliance with environmental legislation. Suppliers have to ensure that these standards are also met by their upstream suppliers. Standardized factory audits are used to monitor compliance with these regulations.

GROUP MANAGEMENT REPORT

37—77


trainee
over 50
under 30
30 – 40
over 40

We are **proud** of our employees. HORNBACH has a healthy age structure and thus the right combination of **experience and skills.**

GROUP MANAGEMENT REPORT

MACROECONOMIC FRAMEWORK

GLOBAL ECONOMIC GROWTH SHOWS FIRST SIGNS OF SLOWING
In the first three quarters of 2007, the global economy latched seamlessly onto the growth seen in the previous year. The US economy began the year with further rapid expansion, while the dynamic growth of emerging markets continued apace. Growth in the euro area also gained noticeably in momentum following a temporary weak phase in the spring. The corrections on the international financial markets were followed by a marked deterioration in the overall economic climate in the final quarter of 2007. More than anything, this was due to the crisis on the US real estate market (catchword: subprime crisis). This had been identified in August 2007 already as a source of potential uncertainty for the future development of the global economy. However, the true extent of the impact the severe turbulence on the financial markets would have on the rest of the economy was long underestimated. Further negative factors which can be expected to continue well into 2008 were the sharp rise in oil prices and the inflation in food prices. Consumer demand in the industrialized nations was additionally set back by the high degree of volatility and fall in prices on the international stock markets, reflecting concerns in the first months of 2008 as to the possibility of a recession in the USA and of a spillover to the European economy.

EURO AREA ECONOMY PROVES TO BE RESISTANT
The European economy steered a course of robust growth in 2007, although it too lost momentum in the final quarter. According to figures released by the EU Commission, gross domestic product (GDP) in the euro area grew by 2.6 % in real terms in 2007 (previous year: 2.7 %), while the European Union as a whole achieved GDP growth of 2.9 % (2006: 3.0 %).

The upturn in the German economy also continued in 2007, with real-term GDP growth of 2.5 %. Even stronger economic growth was seen in the other European countries in which HORNBACH operates DIY megastores with garden centers. According to Eurostat, Sweden, Switzerland, Austria and the Netherlands achieved GDP growth ranging from 2.6 % to 3.5 %. Luxembourg, the Czech Republic and Rumania reported growth rates of between 5.2 % and 6.0 %, while according to the calculations released by Eurostat, Slovakia even managed to finish 2007 with growth of 8.7 %.

The industrialized nations in the EU proved to be more resistant than the US economy, but nevertheless also felt the effects of the crisis on the financial markets. The slowdown in economic growth since the fall of 2007 is due on the one hand to a decline in consumer demand and the sluggish development in housing construction investments. On the other hand, the consumer goods and durables sectors also provided less impetus in the fourth quarter. Given repeated record highs in the value of the euro, the uninterrupted rise in oil prices and the fears of a recession in the USA, it is nevertheless remarkable that industry in the euro area only lost momentum to a minor extent in early 2008. The European Central Bank (ECB) assessed the euro area as having healthy economic fundamentals in March. The ECB is rather focusing on the specter of inflation and has thus put a damper on speculation as to interest rate cuts. Driven largely by the development in energy and food prices, annual inflation in the euro area reached 3.2 % in January and February of 2008, its highest level since calculations began, following figures of 3.1 % in December and an annual average of 2.1 % in 2007.


500km

A competent product range needs its space. Lined up together, HORNBACH's shelves would stretch more than 500 km.

ECONOMIC AND SECTOR DEVELOPMENTS IN GERMANY

ROBUST GROWTH IN GERMANY

The German economy showed further strong growth in 2007. According to figures published by the Federal Statistics Office (Destatis), gross domestic product rose by 2.5 % in real terms (previous year: 2.9 %) and by 2.6 % following adjustment for calendar-related factors (previous year: 3.1 %). The German economy also slowed in the fourth quarter of 2007 in the wake of the subprime and financial market crisis, but nevertheless remained in relatively robust shape. This was particularly beneficial for the labor market. The substantial growth in employment totals, which continued in the final quarter and at the beginning of the new year as well, was matched by a significant decline in unemployment figures. In February 2008, the unemployment rate dropped to 8.6 %, as against 10.2 % one year earlier. The unemployment rate fell from 8.4 % to 7.0 % in western Germany and from 17.0 % to 14.8 % in the eastern part of the country.

The economic growth seen in the past year was chiefly driven by strong exports and investments. Notwithstanding the strength of the euro, global demand enabled 7.8 % more goods and services to be exported than in the previous year, while imports rose by only 4.8 %. The resultant export surplus contributed 1.6 percentage points to the country's GDP growth. Investment in plant and equipment (gross fixed capital formation) rose by 5.0 % and thus contributed 0.9 % to growth. Particularly marked growth of 8.2 % was reported for investments in equipment. Construction investment rose by 2.3 %, which can be considered a solid achievement given the negative omens in the 2006 boom year.

SALES TAX AND INFLATION SAP CONSUMER CONFIDENCE

Private consumer spending fell short of expectations. Having risen by 1.0 % in 2006, statistics show that Germans consumed 0.4 % less in real terms in the past year. This development is accounted for on the one hand by the increase in sales tax in 2007, which led to purchases being brought forward in 2006 and to subdued consumer expenditure in 2007. On the other hand, consumers' mood and purchasing power also took a knock from the rise in food and energy prices. These items were the driving force behind the rise in consumer prices by an annual year-on-year average of 2.2 % in 2007 (previous year: 1.7 %). This represents the highest annual rate of inflation since 1994. German consumers will have to become accustomed to high inflation rates in 2008 as well. However, consumers' propensity to spend is affected not only by official inflation statistics. An even greater role may well be played by their subjective impression of inflation which, given the impact of the greatest price drivers – electricity and dairy products, was estimated by experts as amounting to 5.5 % in the past year, thus obliging consumers to further tighten their belts to offset the price increases perceived in their daily lives. This factor also explains the failure of consumer spending to get going in spite of the improved situation on the labor market and the increase in the savings rate from 10.5 % (2006) to 10.9 % (2007).

This uncertainty is also reflected in the results of the monthly consumer confidence surveys carried out by the GfK Group, a consumer research company. According to these figures, the sudden onset of inflation fears in the late summer of 2007 dispelled consumers' desire to make purchases, leading to subdued income expectations and a declining propensity to spend. Moreover, the rocketing euro and concerns about the economic impact of the mortgage crisis in the USA led consumers to trim back their expectations in the further development of the Germany economy. At the beginning of this year, consumer confidence was according to the GfK Group "stable at a moderate level".

SLUMP IN HOUSING CONSTRUCTION ACTIVITY

Housing construction came under severe pressure in 2007. The sector clearly felt the absence of the owner-occupied housing subsidy, which expired on December 31, 2005. For building applications submitted prior to January 1, 2006, claims to this subsidy could be asserted over the subsidized period of eight years. In the case of detached and semi-detached houses, this had led to large numbers of building applications being brought forward, with approval volumes remaining high through to May 2006. In view of the pending rise in construction and materials prices upon the sales tax increase as of January 1, 2007, many house builders also endeavored to complete their construction projects as far as possible during 2006, a process which benefited additionally from the mild winter in 2006/2007. This period of extraordinary demand in the housing construction sector as a result of the two factors outlined above came to an abrupt halt in the spring of 2007. At the same time, the development in consumer confidence among private households as the year progressed was hardly likely to provide the construction sector with any positive momentum. Building permits for apartments in detached and semi-detached houses slumped by more than 35 % in 2007 compared with the sharp rise seen in the previous year. The decline in demand for construction materials thus impeded the business performance of those retail segments participating in the overall construction/DIY/garden market.

WEAK YEAR FOR THE RETAIL SECTOR

Specialist construction materials retailers, who had finally enjoyed the benefits of an upturn once again in 2006, therefore suffered a renewed setback in 2007. According to figures released by the Federal Association of German Construction Materials Retailers (BDB), the private customer business fared worst from the downturn in new construction activity (minus 9 %). All in all, sales in the sector fell by 5.4 % compared with the exceptional year in 2006. Given that the sector still managed to report positive sales growth of 4.8 % in the first half of the year, this would indicate a drastic slump in construction activity in the second half of the year. For the year as a whole, however, the sales performance represents a return to normality. After all, sales volumes in 2007 were still up more than 5 % on 2005.

The consumer climate placed a severe burden on the German retail sector in 2007, as it found itself unable to benefit from the upturn in the German economy. Traditional retail sales (excluding automobile retail and gas stations) fell in 2007 by 1.2 % in nominal terms (previous year: plus 0.9 %), and by 2.2 % in real terms (previous year: plus 0.3 %). The retail sector thus posted the worst performance seen in the last five years. In December 2007 alone, retail sales plummeted by 4.9 % in nominal terms, and by 6.9 % in real terms. However, this was primarily a reflection of the special situation in December 2006, in which many consumers had brought forward their purchases (plus 7.7 % in real terms). As is apparent from the more detailed statistics, the downturn had a particularly severe impact on those segments generally involving larger-scale purchases, such as furniture retail or construction and DIY retail. The start to the new year then gave the retail sector cause to pluck up courage once again. As the ifo economic research institute reported in its survey of business confidence in February, the business situation in the retail sector "improved almost in leaps and bounds" in February following its previous downward trend over many months. Expectations for the current year 2008 have been raised by the strongest sales growth since May 2006. According to Destatis, January retail sales were 2.7 % up in nominal terms and 0.6 % higher in real terms than one year earlier.

LOWER SALES AT DIY STORES AND GARDEN CENTERS

The sales performance of German DIY stores and garden centers in 2007 resembled a ride on a rollercoaster. Mild weather conditions meant that the winter practically failed to materialize, leading to double-digit growth rates in DIY retail sales in some cases in March and April 2007. Median monthly temperatures in the period from January to April 2007 were an average of five degrees warmer than in the previous year. It seemed as if consumers had psychologically accepted the higher level of sales tax. As things turned out, however, the weather had merely covered up the burdens resulting from the tax and price-related factors outlined above. The brilliant start to the year was followed by disenchantment. From May onwards, the rising impact of energy prices and more expensive food prices led sales to plummet. By the second half of the year, the originally optimistic forecasts for the sector were not worth the paper they were written on.

According to the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), sales at DIY stores with sales areas of at least 1,000 m^2 per outlet fell by 1.4 % to € 17.64 billion in 2007 (previous year € 17.88 billion). Sales at DIY stores with sales area of less than 1,000 m^2 declined from € 4.13 billion to € 4.08 billion (minus 1.2 %). The gross sales volumes of all DIY and garden stores in Germany, on the basis of which market share is measured, dropped by 1.3 %

from € 22.01 billion to € 21.72 billion in 2007. The segment of other distribution channels, which includes organized builders' merchants and wood retail, felt the effects of the decline in DIY demand even more sharply. Sales in this segment fell by 2.5 % to € 16.6 billion (previous year: € 17.0 billion). All in all, the DIY market volume based on this broader definition declined by 1.8 % from € 39.0 billion to € 38.3 billion.

Particularly sobering was the development in sales in the German DIY sector excluding newly opened and closed stores. The head start built up in the spring had already been lost by August 2007. Like-for-like sales then slumped in the period from September to December, in some cases with double-digit negative growth rates. At the end of the year, the gross sales calculated by the DIY Panel of the GfK Group fell 3.4 % short of the previous year's figures.

In 2007 most product ranges failed to match their sales performance in the previous year. Even the green sector, accustomed to success, suffered a downturn in sales in the second half of the year – during which average monthly temperatures were three degrees lower than in 2006. According to the BHB, gardening divisions were nevertheless among a very small number of winners at the DIY stores. The product groups of garden furniture and decoration and that of garden hardware reported increased sales, with growth of 6.1 % and 4.2 % respectively. Sales with electronic goods also rose by 1.9 %. Construction materials and construction chemicals, the largest product group in terms of its share of sales, had to content itself with the same volume of sales as in the previous year. All other product groups in the traditional core product range suffered more or less marked downturns. The reductions in sales for sanitary products (minus 6.6 %), tiles (minus 7.2 %), wallpaper, flooring and interior decoration (minus 5.3 %) and coating materials including accessories (minus 4.0 %) illustrate the extent to which the decline in construction activity and subdued consumer climate impacted negatively on the DIY sector.


234,553



€ 234,553 per capita – that's the volume of sales generated by each (full-time) HORNBACH employee in the 2007/2008 financial year.


61 %
(2006/2007: 64 %)
39 %
(2006/2007: 36 %)

Sales by region | ☐ Germany ▩ International

SALES PERFORMANCE

CONSOLIDATED SALES RISE BY 3.2 %
HORNBACH-Baumarkt-AG can look back on a challenging financial year characterized by disparate developments in sales in Germany and in other countries. The subdued climate in the DIY sector in the domestic market in the wake of the sales tax increase contrasted with uninterrupted dynamic growth outside Germany. All in all, we increased our consolidated net sales, including sales at stores newly opened during the financial year (March 1, 2007, to February 29, 2008), by 3.2 % from € 2,392 million to € 2,469 million.

Consolidated sales are attributable to the five product divisions of hardware/electrical, paint/wallpaper/flooring, construction materials/wood/prefabricated construction components, sanitary/tiles and garden products. As in the previous year, the largest share of sales was generated by the product ranges in the construction materials, wood and prefabricated construction components division which, like the garden and hardware/electrical product divisions, reported an above-average performance. Weighted average sales per store rose from € 19.9 million in the previous year to € 20.1 million. At € 1,810, average weighted net sales per square meter of sales area were slightly lower than in the previous year (€ 1,833). Measured in terms of total sales in Europe, HORNBACH has thus defended its leading positing among the ten largest DIY operators.

The DIY megastores with garden centers in Germany accounted for around 61 % of our consolidated sales (2006/2007: 64 %). Net sales at these stores showed a slight decline of 1.5 % to € 1,507 million (2006/2007: € 1,530 million). Based on our calculations, the equivalent change in net sales across the overall sector in Germany is expected to be more than two percentage points lower. Notwithstanding the difficult underlying conditions, HORNBACH therefore succeeded in growing more rapidly than the German DIY store and garden center sector once again in 2007. Our international stores latched seamlessly onto the successful business performance in the previous year, increasing their sales by 11.6 % from € 862 million to € 962 million. The share of consolidated sales generated by the international outlets rose from 36.0 % in the previous year to 39.0 %. Thanks to the highly successful performance of our international activities, we were able to compensate for the downturn in sales in Germany. This is especially apparent in the Group's like-for-like sales performance.

LIKE-FOR-LIKE SALES MATCH PREVIOUS YEAR'S LEVEL

Thanks to ongoing growth outside Germany, the like-for-like sales of the HORNBACH-Baumarkt-AG Group, i.e. excluding sales at newly opened stores, managed to maintain their ground (minus 0.2 %). The distinct reluctance on the part of consumers to make larger acquisitions or undertake investment projects, a factor which the entire DIY sector in Germany had to contend with from May 2007 onwards, meant that it was not possible to match the growth seen in the 2006 / 2007 financial year (plus 4.0 % across the Group), which had benefited from purchases being brought forward due to tax considerations. And yet the year began on a very positive note.

LIKE-FOR-LIKE SALES PERFORMANCE BY QUARTER IN 2007 / 2008
(IN PERCENT; PREVIOUS YEAR'S FIGURES IN BRACKETS)

	1st Quarter (3.1.–5.31.)	2nd Quarter (6.1.–8.31.)	3rd Quarter (9.1.–11.30.)	4th Quarter (12.1.–2.29.)	Financial year (2.29.2008)
Group	4.6 (1.4)	-1.1 (1.9)	-4.1 (5.5)	-0.8 (8.3)	-0.2 (4.0)
Germany	1.7 (-1.3)	-4.2 (-0.1)	-8.3 (5.2)	-4.3 (6.5)	-3.6 (2.3)
International	10.1 (6.6)	4.5 (5.5)	3.5 (6.1)	5.6 (11.7)	6.0 (7.2)

- **HORNBACH outperforms the DIY sector in Germany**

Sales in the German market underwent three phases. The company finished the first quarter of the financial year with like-for-like sales growth of 1.7 %, as unusually mild temperatures in March and April sent demand for construction materials and garden products rocketing. After this, sales may have maintained their lead over the sector average, but were nevertheless unable to escape overall negative factors. The mixed weather in the summer of 2007 led to substantial downturns in sales with weather-dependent product groups, such as sun protection, air-conditioning equipment and most garden products. More serious, however, were the effects of the sales tax increase, the decline in housing construction activity and the rise in costs of living. These factors left their mark on our like-for-like sales performance all the more severely the further the year progressed.

In retrospect, it can be seen that the sales tax increase had a more markedly negative impact on consumer confidence and the performance of the sector than most players had expected. The same factor had led to significant volumes of purchases being brought forward at the end of 2006, especially in the case of our concept with its focus on project and professional customers with high average purchase volumes. We felt the effects of this negative base effect in the third quarter of 2007/2008 in particular (like-for-like sales: minus 8.3 % vs. plus 5.2 % in the previous year) and most severely in December 2007 (minus 16.6 % vs. plus 14.7 % in the previous year).

The 2008 calendar year, by contrast, got off to a very promising start – the German stores returned to their growth course once again in January and February. By the end of the twelve months, net sales on comparable store surfaces were down 3.6 % on the previous year

(2006/2007: plus 2.3%). HORNBACH thus extended its lead over its competitors in Germany. This is apparent when the gross sales recorded by the GfK-DIY-Panel and published by the BHB sector association are adjusted to make them comparable with HORNBACH's figures.

Based on the 2007 calendar year (January to December), gross like-for-like sales in the German DIY sector dropped by 3.4%, while the equivalent figure of minus 1.1% (gross) at HORNBACH means that the company fell only marginally short of the previous year's figure. The average monthly variance to the sector average amounted to 2.5 percentage points. This underlines the strength of our DIY megastore and garden center retail format. As a result, we further expanded our market share in Germany even in the difficult year of 2007. As a percentage of the total sales of all German DIY stores and garden centers (€ 21.72 billion), our market share rose from 8.1% to 8.3%. If the calculation is based only on those DIY stores and garden centers in Germany with sales areas of more than 1,000 m² (market volume: € 17.64 billion), then our share of the market in this segment rose from 9.9% to 10.2%.

- **Other European countries continue to grow at a high level**

Unlike developments in Germany, the sales performance of our international HORNBACH DIY megastores with garden centers remained upbeat. These stores increased their like-for-like sales in all four quarters. Comparable store sales grew by 6.0% in the 2007/2008 financial year, thus almost reaching the previous year's level of 7.2%. This proves the conceptual strength of our HORNBACH DIY megastores with garden centers, as well as the high acceptance levels they are accorded by customers outside Germany. The fact that the international stores were not affected by purchases being brought forward due to tax considerations provides indirect proof of the extent to which the sales tax increase impacted negatively on consumer confidence in Germany. At the same time, our international success provides an incentive to further step up our expansion efforts in other European countries.

HORNBACH OPENS FIVE NEW LOCATIONS

Operations commenced at a total of five new HORNBACH DIY megastores with garden centers during the 2007/2008 reporting period, of which three are outside Germany. We opened our location in the Dutch town of **Alblasserdam** in April. This was followed shortly afterwards by the opening of the store in **Munich-Freiham**, our second location in the Bavarian capital. This store has a sales area of almost 17,000 m² and is seen as representing one of Europe's most modern combined DIY megastores and garden centers. In May 2007, we reopened the HORNBACH store in **Darmstadt**, now equipped with a drive-in builders' merchant facility, which has replaced the former location closed at the end of August 2006. In the second quarter of 2007/2008, HORNBACH celebrated its successful market entry in Rumania, where our first location in **Bucharest**, with a sales area of more than 15,000 m², was opened in June. This will form the base for our further expansion in Rumania. Finally, October 2007 saw the opening of our store in **Olomouc**, now the sixth HORNBACH location in the Czech Republic.

Including the five stores newly opened, we were operating a total of 125 retail outlets across the Group as of February 29, 2008 (February 28, 2007: 120). The sales areas of our 91 stores in Germany (2006/2007: 89) amounted to around 955,000 m². The average store size in Germany amounts to around 10,500 m². Outside Germany, we operate a total of 34 DIY megastores with garden centers (2006/2007: 31) with total sales areas of around 430,000 m² and an average sales area of just under 12,650 m². The stores are located in Austria (11), the Netherlands (8), Luxembourg (1), the Czech Republic (6), Switzerland (3), Sweden (2), Slovakia (2) and Rumania (1). With total sales areas of around 1,385,000 m² at the Group (2006/2007: 1,308,000 m²), the average sales area per store now amounts to almost 11,100 m² (2006/2007: around 10,900 m²). We have thus further extended our unique position among European DIY store operators in the megastore segment involving sales areas of more than 10,000 m².

EARNINGS PERFORMANCE

As expected, earnings at the HORNBACH-Baumarkt-AG Group fell short of the previous year's figures in the year under report. The company's earnings performance fluctuated significantly in the course of the year, both in terms of the individual quarters and in respect of the individual segments.

The earnings performance of the DIY store segment, which reflects our core operating business, largely tracked the development in like-for-like sales. Following a pleasing first quarter, earnings then dropped substantially due to the distinctly subdued consumer climate in Germany, subsequently showing a marked improvement in the final quarter thanks to the good start to 2008. In addition to the decline in like-for-like sales in Germany, less favorable cost ratios at the stores and in the administration and higher pre-opening expenses also impacted negatively on earnings in the core DIY business. Earnings were positively affected, on the other hand, by the pleasing sales growth reported outside Germany, a slight increase in the gross margin, and an improvement in net financial expenses. The real estate segment was characterized throughout the financial year by non-operating non-recurring factors.

All in all, the Group's operating earnings (EBIT) fell by 20.8 % to € 76.1 million in the overall 2007/2008 financial year (2006/2007: € 96.1 million).

KEY EARNINGS FIGURES FOR THE HORNBACH-BAUMARKT-AG GROUP

Key Figure (€ million, unless otherwise stated)	**2.29.2008**	2.28.2007	Change
Net sales	2,469	2,392	3.2 %
of which in Germany	1,507	1,530	-1.5 %
of which in other European countries	962	862	11.6 %
Like-for-like sales growth	-0.2 %	4.0 %	
EBITDA	138.7	160.4	-13.6 %
EBIT	76.1	96.1	-20.8 %
Earnings before taxes	55.8	72.9	-23.5 %
Consolidated net income	46.6	60.7	-23.2 %
EBITDA margin	5.6 %	6.7 %	
EBIT margin	3.1 %	4.0 %	
Gross margin	36.3 %	36.0 %	
Store expenses as % of net sales	29.4 %	29.0 %	
Pre-opening expenses as % of net sales	0.3 %	0.2 %	
Administration expenses as % of net sales	4.1 %	3.9 %	
Tax rate	16.4 %	16.7 %	

GROSS MARGIN

The earnings performance was positively affected by the slight improvement in the gross margin at the HORNBACH-Baumarkt-AG Group. As a percentage of net sales, the gross profit rose from 36.0 % to 36.3 %. As announced, we factored the increased level of sales tax since January 2007 into our price calculations in full in the past financial year. We were largely able to compensate for the rise in procurement prices, in some cases substantial, due to the situation on the international commodities markets. Earnings benefited from improved procurement terms and a higher share of private label product sales.

PRE-OPENING, SELLING AND STORE, GENERAL AND ADMINISTRATION EXPENSES

The resumption of our expansion (five new store openings, as against none in the previous year) led pre-opening expenses to rise from € 4.5 million to € 6.4 million in the past year. Part of the expansion-related expenses for the stores newly opened in spring 2008 was already incurred in the previous 2006/2007 financial year. As a proportion of sales, pre-opening expenses showed a moderate increase from 0.2 % to 0.3 %. This item includes those expenses incurred prior to the opening of a new HORNBACH DIY megastore with a garden center. These mainly involve personnel expenses.

Cost ratios at the stores and in the administration developed less favorably than in the previous year.

The Group's selling and store expenses grew disproportionately from € 692.8 million to € 726.4 million in the 2007/2008 financial year. As a percentage of net sales, selling and store expenses amounted to 29.4 % (2006/2007: 29.0 %). The rise in selling and store expenses was chiefly due to increased advertising expenses and higher expenses incurred on optimizing the presentation of our merchandise. The sharp year-on-year increase in utility expenses also impacted negatively. Rental expenses rose on schedule. In spite of the stagnation in like-for-like sales, it was possible to maintain the store personnel expenses ratio at a constant level.

The Group's general and administration expenses increased from € 93.2 million to € 100.7 million. As a result, the administration expenses ratio rose from 3.9 % to 4.1 %. The rise in general and administration expenses was due on the one hand to non-recurring charges, such as the first-time recognition of document archiving expenses, and on the other hand to payroll tax provisions relating to previous financial years. On the other hand, the rise in expenses was also due to the resumption of the rollout of the merchandise system to our stores, the stocking up of personnel totals, especially in the procurement division, and the development of administrative structures in Rumania.
As a result of improved productivity, the personnel expenses included under selling and store, general and administration and pre-opening expenses (including miscellaneous personnel expenses) rose by 2.8 % from € 388.9 million to € 399.9 million, and thus declined as a proportion of sales. At € 62.5 million, depreciation and amortization of non-current assets was 2.8 % lower than in the previous year (€ 64.3 million). This figure includes extraordinary depreciation of € 3.6 million (2006/2007: € 5.6 million) mainly relating to a property sold during the year under report and to a DIY store location not subject to further development. This item has been reported under other income and expenses.

OTHER INCOME AND EXPENSES

Other income and expenses fell by 52.6 % to € 12.4 million in the 2007/2008 financial year (2006/2007: € 26.1 million). This sharp decline was primarily due to non-operating, non-recurring items, which provided a negative base effect to the tune of € 11.0 million. Charges on earnings amounting to € 8.3 million were posted for the year as a whole. These mainly involved the extraordinary depreciation of real estate (€ 3.6 million), the costs of renovating one DIY store location (€ 3.0 million), disposal losses on an investment project not subject to further development, increased construction expenses for a store already opened and other charges in connection with real estate development. These figures contrasted with net income of € 2.7 million in the previous 2006/2007 financial year. The previous year's figure mainly consisted of accounting profits on the disposal of real estate and shareholdings (€ 10.6 million), as well as extraordinary depreciation and pending losses on sale and leaseback transactions (minus € 6.5 million). The income from advertising expense grants included under other income and expenses, which amounted to € 11.3 million, almost reached the previous year's level (€ 12.0 million) in the 2007/2008 financial year.

GROUP EARNINGS DOWN ON THE PREVIOUS YEAR

All key earnings figures fell short of the respective figures for the previous year in the year under report. The earnings before interest, taxes, depreciation and amortization (EBITDA) of the HORNBACH-Baumarkt-AG Group fell by 13.6 % to € 138.7 million

(2006/2007: € 160.4 million). The EBITDA margin declined (as a percentage of net sales) from 6.7 % to 5.6 %.

Operating earnings (EBIT) dropped by 20.8 % to € 76.1 million (2006/2007: € 96.1 million). The EBIT margin decreased from 4.0 % to 3.1 %. At minus 10.9 %, the decline in operative operating earnings, i.e. EBIT of the DIY store segment, was significantly less marked than the change at the Group as a whole. The DIY store segment generated EBIT totaling € 66.7 million in the 2007/2008 financial year (2006/2007: € 74.8 million), equivalent to an EBIT margin of 2.7 % compared with 3.1 % in the previous year. Largely due to the non-operating, non-recurring items outlined above under other income and expenses, the EBIT of the real estate segment fell from € 32.8 million to € 25.7 million (minus 21.6 %).

Mainly as a result of a substantial increase in interest income, net financial expenses improved from minus € 23.3 million to minus € 20.4 million. Consolidated earnings before taxes fell by 23.5 % to € 55.8 million (2006/2007: € 72.9 million). The return on sales before taxes thus declined from 3.1 % to 2.3 %.

As in the previous year, the consolidated net income of the HORNBACH-Baumarkt-AG Group for the 2007/2008 financial year was affected by one-off tax-related items. In the 2006/2007 financial year, legislative amendments (SEStEG) led to the recognition of a corporate income tax credit of € 9.3 million previously dependent on dividend distributions as of December 31, 2006. In the 2007/2008 financial year, we reported one-off tax income of € 8.3 million due to the


HORNBACH-BAUMARKT-AG* BORNHEIM
91 DIY MEGASTORES WITH GARDEN CENTERS IN GERMANY
HORNBACH INTERNATIONAL GMBH BORNHEIM 34 DIY MEGASTORES WITH GARDEN CENTERS IN OTHER EUROPEAN COUNTRIES
HORNBACH BAUMARKT GMBH WIENER NEUDORF, AUSTRIA
11 MEGASTORES
HORNBACH HOLDING B.V. AMSTERDAM, NETHERLANDS
8 MEGASTORES
HORNBACH BAUMARKT CS SPOL S.R.O. PRAGUE, CZECH REPUBLIC
6 MEGASTORES
HORNBACH BAUMARKT LUXEMBURG SARL BERTRANGE, LUXEMBOURG
1 MEGASTORE
HORNBACH BAUMARKT (SCHWEIZ) AG OBERKIRCH, SWITZERLAND
3 MEGASTORES
HORNBACH BYGGMARKNAD AB GOTHENBURG, SWEDEN
2 MEGASTORES
HORNBACH BAUMARKT SK SPOL S.R.O. BRATISLAVA, SLOVAKIA
2 MEGASTORES
HORNBACH CENTRALA SRL BUCHAREST, RUMANIA
1 MEGASTORE

* plus further subsidiaries as depicted in complete overview provided on page 95.
Status: February 29, 2008


39 %
(2006/2007: 52 %)
61 %
(2006/2007: 48 %)

EBITDA 2007/2008 by region I □ Germany ▣ International

revaluation of deferred tax assets and liabilities in connection with the corporate income tax reform in Germany. Having accounted for this factor, consolidated net income amounted to € 46.6 million, compared with € 60.7 million in the previous year (minus 23.2 %). The tax rate decreased from 16.7 % to 16.4 %. The return on sales after taxes dropped from 2.5 % to 1.9 %. Including the 178,900 new shares arising during the 2007/2008 financial year on account of the company's 1999 share option plan, the Group's basic earnings per share calculated in accordance with IFRS amounted to € 2.98 (2006/2007: € 3.95).

FURTHER RISE IN EARNINGS CONTRIBUTIONS FROM INTERNATIONAL BUSINESS

The disparate sales performance in Germany and other countries means that there has been a further shift away from Germany and towards other European countries in terms of the geographical distribution of earnings contributions. According to the Group's segment reporting, earnings contributions generated in Germany fell in absolute terms in the 2007/2008 financial year. At the same time, thanks to uninterrupted like-for-like sales growth and higher profitability outside Germany, the international activities further increased their share of the Group's overall earnings performance.

The EBITDA in **Germany** fell from € 83.9 million to € 53.8 million. This is equivalent to a 39 % share of the EBITDA of the Group (2006/2007: 52 %). The EBIT contribution from Germany dropped from € 38.1 million to € 12.9 million. The domestic share of operating earnings thus amounted to 17 % (2006/2007: 40 %).

The HORNBACH International subgroup, at which all of the Group's activities outside Germany are pooled, generated a further considerable increase in earnings contributions compared with the previous year. With EBITDA of € 84.9 million (2006/2007: € 76.5 million), the **international business** accounted for around 61 % (2006/2007: 48 %) of the EBITDA of the HORNBACH-Baumarkt-AG Group. The operating earnings (EBIT) of the international business rose from € 58.0 million to € 63.2 million, equivalent to an increase in the international share from 60 % to 83 %.


17%
(2006/2007: 40%)
83%
(2006/2007: 60%)

EBIT 2007/2008 by region I ☐ Germany ▨ International

If these figures are compared with the respective share of sales (2006/2007: 39%), the significance of the HORNBACH stores in other European countries for the Group's earnings performance becomes apparent. At the same time, this also reflects the success of the Group's international expansion strategy. HORNBACH has succeeded in rolling out its unmistakable retail format in a wide variety of country markets and gradually acquiring market share.

In a competitive climate similarly challenging to that in Germany, our HORNBACH DIY megastores with garden centers in **Austria** managed to increase their sales and to achieve further disproportionate growth in operating earnings as a proportion of sales. There were no changes in the store network during the 2007/2008 financial year. We were operating eleven HORNBACH DIY megastores in Austria with sales areas of 139,000 m² as of February 29, 2008.

Earnings at the HORNBACH DIY megastores with garden centers in the **Netherlands** latched seamlessly onto the previous year's pleasing performance. Like-for-like sales growth facilitated a year-on-year increase in the EBIT margin. One new HORNBACH DIY megastore with a garden center with sales areas of around 11,600 m² commenced operations during the 2007/2008 financial year in Alblasserdam near Rotterdam. At the reporting date, the HORNBACH store network in the Netherlands thus consisted of eight stores (2006/2007: seven) with sales areas of around 86,500 m².

Our DIY store with a garden center in Bertrange in the Duchy of **Luxembourg** posted further sales and earnings growth at a high level in the period under report. This store, whose weighted sales area of more than 12,000 m² makes it the largest DIY store in the country, has thus once again underlined its high degree of competitiveness and attractiveness.

The dynamic growth reported by the HORNBACH stores in the **Czech Republic** and **Slovakia** has continued unabated. The success of our retail format has been underlined by very pleasing sales growth and a further rise in the EBIT margin. The above-average growth rates reported by these two economies compared with the EU as a whole continue to provide superb conditions for serving the high level of demand for construction materials via our megastores. HORNBACH has been able in this respect to acquire market share from traditional specialist retailers. One new store was opened in the Czech town of Olomouc during the year under report. The store network in the Czech Republic thus grew from five to six locations. We continued to operate an unchanged total of two locations in Slovakia at the reporting date. Total sales areas in the two countries, which are managed as a single region in operational terms, amounted to around 110,000 m² at the end of the financial year (2006/2007: 94,000 m²).

We maintained our growth course in **Switzerland** and extended our position as the leading provider in the megastore segment. HORNBACH's popularity among DIY customers was reflected once again in a pleasing sales and earnings performance. As in the previous year, we were operating three locations with total sales areas of 35,100 m² as of February 29, 2008.

Thanks to an above-average sales performance in the past financial year, we came significantly closer to reaching our target of breaking even on an operational level in **Sweden** as well. We currently operate HORNBACH DIY megastores with garden centers in Gothenburg and Malmö with total sales areas of around 29,000 m². Following the opening of a further location, which is scheduled to go online this year in Stockholm, we will generate positive earnings contributions in this country as well in the medium term.

We celebrated our successful market entry in **Rumania** during the year under report. The expectations placed in the HORNBACH DIY megastore with a garden center opened in Bucharest in June 2007 were exceeded. This store will act as the starting point for further expansion in this rapidly growing eastern European market.

PROPOSED DIVIDEND

The Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG will, as in the previous year, be proposing the payment of a dividend of € 0.87 per ordinary share for approval by the Annual General Meeting on July 10, 2008. In spite of the unsatisfactory earnings performance in the period under report, we are thus maintaining the longstanding continuity of our dividend policy.

FINANCIAL SITUATION

PRINCIPLES AND OBJECTIVES OF THE GROUP'S FINANCIAL MANAGEMENT

Financing measures are undertaken by the central Group Treasury department at HORNBACH-Baumarkt-AG. Such measures also include granting financial assistance to subsidiaries in the form of guarantees and letters of comfort. The central organization of financial management activities enables the HORNBACH Group to maintain a uniform presence on the financial markets and to provide centralized liquidity management for the overall Group.

The information required for efficient liquidity management is provided by rolling group financial planning encompassing all relevant companies, which is updated on a monthly basis and has a budgeting horizon of twelve months. This tool also provides short-term financial forecasting which is updated on a daily basis.

On the basis of the information available, the financing requirements of individual units within the Group are initially settled using surplus liquidity from other group companies by means of a cash pooling system. Such liquidity bears interest at market rates on the basis of internal group loan agreements.

External financing requirements are covered by taking up loans from banks and on the capital market. Furthermore, DIY store properties are sold to investors upon completion, with their subsequent utilization being secured by rental agreements (sale and leaseback). Efforts are made in this respect to meet the criteria set out in IAS 17 concerning classification as "Operating Leases".

FINANCIAL DEBT

At the balance sheet reporting date on February 29, 2008, the net financial debt of the Group amounted to € 289.2 million (2006/2007: € 295.2 million) and was structured as follows:

Type of financing	Liabilities broken down into remaining terms						**2.29.2008**	2.28.2007
€ million	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	**Total**	Total
Short-term bank debt [1]	6.4						6.4	7.9
Mortgage loans	19.8	18.2	15.1	14.2	14.2	40.5	122.0	151.3
Other loans [2]	1.3	0.6	0.0	80.0	0.0	0.0	81.9	83.5
Bonds [3]	0.0					242.8	242.8	241.8
Obligations relating to derivatives	1.1						1.1	1.3
Finance leases	0.2	0.2	0.2	0.2	0.2	1.2	2.2	2.3
Total financial debt	28.8	19.0	15.3	94.4	14.4	284.5	456.4	488.1
Cash and cash equivalents							167.1	192.9
Net financial debt							289.2	295.2

(Differences due to rounding up or down to nearest € million)

[1] financing facilities with a nominal term of under one year (overdraft and short-term interim financing facilities) and interest provisions
[2] loans not secured by mortgages with a nominal term of longer than one year
[3] the costs of € 10.7 million relating to the corporate bond of € 250 million have been proportionately spread over a term of 10 years

PERMANENT IMPROVEMENT IN CAPITAL BASE

The inflow of funds from the bond of € 250 million issued in November 2004 with a term of ten years and an interest coupon of 6.125 % was used to repay the short-term financing facilities of the Group in full and to provide additional liquidity for the further growth of the company.

The Group made no use of short-term financing facilities at the reporting date on February 29, 2008. The short-term financial debt (up to 1 year) amounting to € 28.8 million consists of interest provisions (€ 6.4 million), liabilities in connection with derivative financial instruments (€ 1.1 million) and the portion of long-term financing facilities maturing in the short term (€ 21.3 million).

The financing of the Group has been positively affected by structural changes in the committed credit lines. In the 2006/2007 financial year already, various bilateral credit lines were pooled into a syndicated credit line of € 200.0 million, which has a term of 5 years and can be extended on two occasions, in each case by a further year. The first extension option was exercised by the banks involved in the 2007/2008 financial year. The current final maturity date for the credit line is 6.26.2012. The covenants requiring compliance, such as EBITDA to interest expenses, are basically equivalent to the obligations governing the bond issued in 2004 and have been complied with at all times.

At the reporting date on February 29, 2008, the HORNBACH-Baumarkt-AG Group had free credit lines, including the syndicated credit line referred to above, of € 317.5 million at customary market conditions (2006/2007: € 315.6 million). In order to provide the maximum possible degree of flexibility, all major group companies have credit lines denominated in their local currencies, in most cases from local banks.

Cash and cash equivalents amounted to € 167.1 million at the reporting date (2006/2007: € 192.9 million).

The interest cover, net debt/EBITDA, equity ratio and company liquidity (cash and cash equivalents, plus unutilized committed credit lines) are monitored on a monthly basis within the framework of the company's internal risk management. Further key figures are calculated on a quarterly basis. Countermeasures are initiated at an early stage in the event of the values falling short of specific target levels.

KEY FINANCIAL FIGURES OF THE HORNBACH-BAUMARKT-AG GROUP

Key Figure	Definition	**2.29.2008**	2.28.2007
Net financial debt	Short-term financial debt + long-term financial debt – cash and cash equivalents	28.8 + 427.6 - 167.1 **= € 289.3 million**	30.5 + 457.6 - 192.9 **= € 295.2 million**
Interest cover	Adjusted(*) EBITDA / Gross interest expenses	€ 142.3 million / € 29.4 million **= 4.8**	€ 164.5 million / € 31.0 million **= 5.3**
Net debt/EBITDA	Net financial debt / Adjusted(*) EBITDA	€ 289.2 million / € 142.3 million **= 2.0**	€ 295.2 million / € 164.5 million **= 1.8**

* EBITDA excluding changes in non-current provisions and profits/losses incurred on the sale of assets as reported in the cash flow statement

No security in the form of assets has been provided to secure the credit lines or the bond.

Land charges amounting to € 188.4 million had been provided as security for existing mortgage loans as of the reporting date (2006/2007: € 216.7 million).

Since the issue of the bond, the external financing facilities of the HORNBACH-Baumarkt-AG Group have exclusively taken the form of unsecured loans and the sale of real estate (sale and leaseback).

In accordance with the company's internal risk principles, derivative financial instruments are held solely for hedging purposes. The nominal values and valuation of existing derivative financial instruments have been depicted in the notes on the consolidated balance sheet in the notes to the financial statements.

INVESTMENTS TOTALING € 105 MILLION

The HORNBACH-Baumarkt-AG Group invested a total of € 105.0 million during the 2007/2008 financial year (2006/2007: € 87.7 million), primarily in land, buildings, and plant and office equipment for existing DIY megastores with garden centers and for new stores under construction. The funds of € 105.0 million for the cash-effective investments (2006/2007: € 87.7 million) were financed from the proceeds on the sale of assets amounting to € 43.1 million (mostly sale and leaseback), as well as from the cash flow from operating activities (€ 67.2 million).

The substantial rise in investments is mainly attributable to the renewed intensification of expansion activities during the financial year under report. Five new DIY megastores with garden centers were opened in the year under report, whereas delayed building permits meant that no new stores were opened in the previous year.

Of the investment total, around 63 % related to new real estate, including prepayments made and assets under construction. Around 37 % of total investments were channeled into replacing and extending plant and office equipment, as well as into intangible assets (mainly IT software).

The most significant investment projects related to the DIY megastores with garden centers opened during the 2007 / 2008 financial year in Munich-Freiham and Alblasserdam (Netherlands), construction work on DIY megastores with garden centers due to be opened in the 2008 / 2009 financial year, the extension of the store in Krefeld, and the acquisition of land for the further expansion of the company.

The store in Munich-Freiham was sold to a real estate company during the period under report and rented back on a long-term basis. As in the past, the sale and leaseback transaction served to release funds to finance the company's further growth. The utilization rights have been secured on a long-term basis. Rental extension and purchase options have also been agreed.

CASH FLOW STATEMENT

Cash flow statement (abridged) € million	**2007 / 2008**	2006 / 2007
Inflow of funds from operating activities	67.2	197.1
of which funds from operations [1]	102.2	121.7
of which change in working capital [2]	-35.0	75.4
Outflow of funds for investment activities	-61.9	-47.6
Outflow of funds for financing activities	-31.5	-29.1
Cash-effective change in cash and cash equivalents	**-26.2**	**120.4**

(Differences due to rounding up or down to nearest € million)

[1] Consolidated earnings after taxes, plus depreciation and amortization of non-current assets, plus changes in provisions, minus profits on disposals of non-current assets, plus / minus other non-cash income / expenses
[2] Difference between "Changes in inventories, accounts receivable and other assets" and "Changes in accounts payable and other liabilities"

Due to the weaker performance of the operating business compared with the previous year and increased working capital financing requirements, the inflow of funds from operating activities fell from € 197.1 million in the previous year to € 67.2 million in the 2007/2008 financial year. In addition to the year-on-year decline in annual net income by € 14.0 million, this development was chiefly due to the substantial rise in the financing requirement for net working capital (Changes in inventories, accounts receivable and other assets plus changes in accounts payable). Whereas the reduction in inventories had freed up liquid funds of around € 50 million in the previous year, a sum of around € 33 million was required in the year under report largely to stock up inventories on account of the new store openings.

The outflow of funds for investment activities rose from € 47.6 million to € 61.9 million. Investments, which rose by € 17.3 million to € 105.0 million, were countered in this respect by proceeds of € 43.1 million on the disposal of non-current assets (2006 / 2007: € 40.1 million).

Repayments on existing financial loans meant that the outflow of funds for financing activities amounted to € 31.5 million in the 2007/2008 financial year, compared with an outflow of funds for financing activities of € 29.1 million in the previous year. Financial debt was reduced from € 488.1 million in the previous year to € 456.4 million. The decline in liquid funds thus more or less corresponded to the reduction in financial debt.

RATING

Since 2004, the creditworthiness of the HORNBACH-Baumarkt-AG Group has been assessed by the leading international rating agencies Moody's Investors Service and Standard & Poor's as follows:

Moody's:	Ba2
Standard & Poor's:	BB

Both ratings include stable outlooks and were confirmed without amendment in the latest publications of Standard & Poor's and Moody's.

ASSET SITUATION

EQUITY RATIO RISES TO 38.2 %

BALANCE SHEET OF THE HORNBACH-BAUMARKT-AG GROUP (ABRIDGED VERSION)

€ million	**2.29.2008**	2.28.2007	Change
Non-current assets	595.9	643.1	-7.3 %
Current assets	755.0	687.5	9.8 %
Assets	**1.350.9**	**1.330.6**	**1.5 %**
Shareholders' equity	515.7	470.8	9.5 %
Non-current liabilities	488.9	531.4	-8.0 %
Current liabilities	346.3	328.4	5.5 %
Equity and liabilities	**1.350.9**	**1.330.6**	**1.5 %**

(Differences due to rounding up or down to nearest € million)

The total assets of the Group rose by € 20.3 million, or 1.5 %, compared with the previous year to reach € 1,350.9 million. The rise in total assets reflects the further expansion of the HORNBACH-Baumarkt-AG Group, which is mainly apparent in the increase in non-current assets, including assets held for sale requiring separate report under IFRS 5, and increased inventories.

Following the exercising of subscription rights in connection with the 1999 share option plan, a total of 178,900 new non-par ordinary shares in the company were issued in the 2007/2008 financial year by means of a conditional capital increase. The issuing of these new shares led the company's share capital to increase by € 536,700 to its current total of € 47,055,060, which is divided into 15,685,020 (2006/2007: 15,506,120) ordinary shares.

The equity of the Group as stated in the balance sheet amounted to € 515.7 million at the end of the financial year (2006/2007: € 470.8 million). At 38.2 %, the equity ratio thus showed a further increase compared with the previous year's figure (35.4 %).

NON-CURRENT AND CURRENT ASSETS

Non-current assets amounted to € 595.9 million at the reporting date (2006/2007: € 643.1 million) and thus accounted for around 44% of total assets (2006/2007: 48%). Property, plant and equipment and investment property fell by € 42.7 million (minus 7.2%) from € 589.1 million to € 546.4 million. In this respect, the additions to assets of € 102.7 million were countered by depreciation amounting to € 57.6 million and disposals of assets amounting to € 2.8 million. Furthermore, the application of IFRS 5 required real estate and real estate companies held for sale and/or already sold as of the balance sheet reporting date amounting to € 91.7 million to be reclassified as current assets. This primarily involved the planned sale of four HORNBACH DIY megastores with garden centers outside Germany within the framework of sale and leaseback transactions. In the previous year, these properties had been reported under property, plant and equipment. Non-current income tax receivables involve a claim to payment of corporate income tax credits with a present value of € 8.8 million capitalized in the previous year as a result of legislative amendments (SEStEG).

Current assets rose by 9.8% from € 687.5 million to € 755.0 million and thus accounted for around 56% of total assets (2006/2007: 52%). In addition to the non-current assets and disposal groups held for sale pursuant to IFRS 5 (€ 54.2 million), this increase was largely due to higher inventories. Notwithstanding improved inventory turnover rates, inventories grew by 7.4% (€ 32.8 million) from € 446.0 million to € 478.8 million, mainly due to the opening of five new DIY megastores with garden centers. Receivables and other assets (including receivables relating to taxes on income) amounted to € 51.2 million (2006/2007: € 44.9 million). At the same time, cash and cash equivalents fell from € 193.0 million in the previous year to € 167.1 million. Largely as a result of the reclassification from non-current assets of the four HORNBACH DIY megastores with garden centers, non-current assets and disposal groups held for sale pursuant to IFRS 5 rose from € 3.6 million to € 57.8 million.

NON-CURRENT AND CURRENT LIABILITIES

Liabilities, including provisions, amounted to € 835.2 million at the reporting date on February 29, 2008, compared with € 859.8 million in the previous year. Non-current liabilities fell from € 531.4 million to € 488.9 million. The reduction in non-current liabilities by € 42.5 million was mainly due to the reclassification of liabilities requiring separate report pursuant to IFRS 5 and to the revaluation of deferred tax liabilities as a result of the corporate tax reform in Germany. Non-current liabilities include deferred tax liabilities amounting to € 42.4 million (2006/2007: € 55.3 million). The corporate tax reform in Germany led to a revaluation of deferred tax liabilities, which resulted in an amount of € 9.8 million being released through profit or loss. Given that the planned sale and leaseback transactions for four HORNBACH DIY megastores with garden centers are to be implemented in part by disposing of real estate companies, non-current financial debt amounting to € 11.1 million has been reclassified as current financial debt.

Largely as a result of this reclassification, current liabilities increased from € 328.4 million to € 346.3 million. Accounts payable and other liabilities rose by a total of € 1.0 million to € 233.0 million as of the reporting date (2006/2007: € 232.0 million).

The net debt of the HORNBACH-Baumarkt-AG Group, i.e. financial liabilities less cash and cash equivalents, amounted to € 289.2 million at the reporting date, compared with € 295.2 million in the previous year.

KEY BALANCE SHEET FIGURES OF THE HORNBACH-BAUMARKT-AG GROUP

Key Figure	Definition	2.29.2008	2.28.2007
Equity ratio	Equity / Total assets	38.2 %	35.4 %
Return on equity	Annual net income / Average equity	9.4 %	13.7 %
Return on total capital	NOPAT [1] / Average total capital [2]	6.8 %	7.3 %
Debt/equity ratio (gearing)	Net debt / Equity	56.1 %	62.7 %
Additions to non-current assets, including advance payments for land		€ 105.0 million	€ 86.7 million
Net Working Capital	Inventories and receivables less accounts payable	€ 344.8 million	€ 302.2 million
Inventory turnover rate	Sales input / Average inventories	3.4	3.3

[1] Net operating profit after tax; defined as EBIT minus standardized tax rate of 30 % for the HORNBACH Group (2006/2007: 38 %)
[2] Average total capital; defined as average equity plus average net debt

FINANCING INSTRUMENTS NOT REPORTED IN BALANCE SHEET AND RENTAL OBLIGATIONS
In addition to the DIY megastores with garden centers owned by the HORNBACH-Baumarkt-AG Group and the DIY megastores with garden centers used on the basis of finance lease agreements, there are 40 stores and one logistics center which are let from the associate company HORNBACH Immobilien AG or its subsidiaries, as well as 51 DIY megastores with garden centers which are let from third parties. Moreover, there are also a small number of additional leasehold, leasing, and rental agreements for pieces of land.

The obligations under rental, hiring, leasehold, and leasing contracts relate exclusively to rental agreements for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS accounting standards (Operating Lease). The rental agreements principally relate to DIY megastores in Germany and other countries. The terms of the rental agreements amount to between 15 and 20 years, with subsequent rental extension options. The respective agreements include rent adjustment clauses.

At February 29, 2008, the obligations under rental, hiring, leasehold, and leasing contracts amounted to € 1,265.4 million (2006/2007: € 1,246.3 million). The increase resulting from the rental agreements newly concluded for three DIY megastores with garden centers was partly offset by annual rental payments for the 2007/2008 financial year. Moreover, one rental agreement with HORNBACH Immobilien AG was amended to account for extensions and a series of rental extension options were taken up during the 2007/2008 financial year.

OVERALL ASSESSMENT OF THE EARNINGS, FINANCIAL, AND NET ASSET SITUATION
The HORNBACH-Baumarkt-AG Group performed satisfactorily in difficult market conditions in the 2007/2008 financial year and strengthened its market position. In spite of the tough price competition and the negative impact of the sales tax increase in Germany, the company maintained its earnings at a satisfactory level, taking due account of negative one-off factors. We once again outperformed our sector by a clear margin, thus further extending our market position in Germany. Pleasing developments were reported in our international activities, which further expanded their


306

We were open to our customers on 306 days on average across Europe.

share of sales and earnings. The expansion outside Germany has thus broadened the foundation for further growth and made the performance of the overall Group more independent of the difficult competitive situation in Germany. The equity ratio increased to 38.2 %. The capital structure and liquidity situation remain solid. In view of the broad spectrum of financing sources, we have a high degree of security and flexibility for financing our further growth. Overall, the economic situation of the Group is satisfactory.

NON-FINANCIAL PERFORMANCE INDICATORS

533 NEW JOBS CREATED

At the reporting date on February 29, 2008, there were 12,110 individuals (2006/2007: 11,577) in active fixed employment at HORNBACH-Baumarkt-AG or at one of its subsidiaries. The number of employees in Germany rose from 7,766 to 7,813 (plus 47). Outside Germany, the workforce grew from 3,811 to 4,297. A total of 533 new jobs were thus created at the Group (plus 4.6 %). The increase in personnel numbers was chiefly due to the five new stores opened in the past financial year, whereas no new stores had gone online in the previous 2006/2007 financial year. As an annual average and converted into full-time equivalents, the overall HORNBACH-Baumarkt-AG Group had 10,528 employees (2006/2007: 10,091). Our company workforce has a healthy age structure. In Germany, 27 % of employees are younger than 30, with 27 % also allocable to the groups of employees aged between 30 and 39 and between 40 and 49 respectively. More than 18 % of employees belong to the "50 plus" generation.

An average of 728 young people (2006/2007: 677) were provided with training positions in one of 13 different vocations during the year under report. The largest share of these were the 410 trainees aiming to qualify as retail sales personnel (2006/2007: 384). The average training quota in Germany rose from 8.2 % to 8.5 %. This underlines our social responsibility and our efforts to offer qualified training positions to as many young people as possible.

TRAINING AS A FOUNDATION FOR FUTURE GROWTH

Training employees at our stores and in our administrative departments plays a key role in our concept – which aims to provide top quality of advice for complex construction and DIY projects while at the same time maintaining efficient work processes. With this objective in mind, numerous training and development measures were organized once again in the past financial year.

As in the previous year, a total of 255 women and men took part in 2007/2008 in the management training program preparing them for promotion to subdivisional managers, assistant store managers or store managers. The management development program was also introduced into the newest HORNBACH region following our market entry in Rumania in order to make the organization fit for the expansion planned in this rapidly growing east European market. We have gradually extended the competence of our managers on a store management level by working with innovative programs and feedback events. The Specialist Training program launched in 2006 was attended in the past financial year by more than 3,800 employees. This involves our sales teams being trained by certified suppliers with the assistance of tailored programs in various areas of our merchandise. By familiarizing employees at our stores with the latest trends and product novelties at an early stage, we are focusing on customer-oriented sales promotion.

The activities offered by the Training / Multimedia department enabled a total of 5,034 employees in Germany and abroad to take part in 716 sessions training them for their daily work. We are relying in this respect on blended learning concepts (combination of seminars and e-learning). These focused on training measures accompanying the conversion to the new merchandise system. However, we also provided our sales personnel with targeted training for our Project Shows, i.e. for our special sales and advice campaigns on key project topics, such as "designing walls", or "using rainwater". We believe that it is not sufficient to employ the most specialist experts, such as professionals from the various trades involved. Sales staff are also increasingly required to be able to master complex processes and to deal competently and professionally with a wide variety of customer behavior.

HOMOGENOUS STORE NETWORK

HORNBACH has longstanding experience built up over several decades in the operation of large-scale DIY stores with garden centers. This is also reflected in the average store size, which rose last year to almost 11,100 m² (2006/2007: 10,900 m²). This figure has not been matched by any other leading DIY player in Europe. At the same time, our store network is highly homogenous, with more than 80 % of sales areas as of the reporting date at stores which are larger than 10,000 m^2. This facilitates the rapid rollout of universal and/or innovative concepts to old and new sales areas alike (best practice approach). What's more, the combination of homogeneity and large surfaces leads to substantial logistical benefits, thus providing us with an advantage over our competitors.

During the year under report, we extended our network by opening five new stores, thus adding around 74,000 m^2 of new sales areas. Four of the new locations are stores with combined drive-in builders' merchant facilities. Moreover, the HORNBACH DIY megastore with a garden center in Krefeld was extended while operations were maintained. As a result, the store grew in size from around 10,900 m^2 to 13,500 m^2. The drive-in concept is intended to enable customers to load cumbersome and heavy goods, such as construction materials, conveniently and directly into their vehicles, to combine this with purchases in the DIY store, and to pay for all these goods at one checkout. HORNBACH has thus underlined its traditional competence in the retail of construction materials. Thanks to the stocking of the quantities also required for large projects, numerous service measures, attractive opening hours, and easy accessibility, this is increasingly attracting professional customers as well.

Moreover, we are also working continuously on gradually bringing the design of older stores in line with the latest standards and on enhancing operating processes to enable customers' wishes to be met even more closely. These measures include signs, shelving measures, adjustments to the layout of the stores and the further enhancement of the product range.

HORNBACH HIGH IN DIY CUSTOMERS' FAVOR

The guiding principle underlying the ongoing enhancement of the HORNBACH concept is the focus on the needs of our project customers. The key criteria for our customers include the easy accessibility of the stores, the stocking of large quantities of articles, the attractive presentation of the merchandise, the highest levels of competence in the composition of the product ranges and in the provision of specialist advice, and not least a reliable pricing strategy. A whole series of consumer surveys and sector studies proved once again in the past year that HORNBACH is the preferred DIY store and garden center particularly for those customers intending to implement extensive home improvement and construction projects in their houses, apartments, and gardens. Our competent project focus and clear quality profile have enabled us to differentiate ourselves successfully from the competition.

HORNBACH thus occupied one of the top positions in the favor of German DIY customers once again in the "Kundenmonitor Deutschland 2007" consumer survey. Around 6,000 DIY customers were surveyed within this, the most important consumer survey in the German retail sector. Unlike in the two preceding years, we may not quite have managed to reach top position in terms of overall satisfaction. With an average grade of 2.35 (previous year: 2.33), however, we came a close second. Having said this, our company came first in the individual criteria of product range selection and variety and product quality for the third consecutive year. Not only that, customers also awarded HORNBACH top position once again in the comparison of product range and service offerings with those offered by the competition. Particularly important to us is that the Kundenmonitor survey has documented that HORNBACH offers the best value for money to German DIY enthusiasts, garden lovers, and construction clients.

Our price leadership, which is based on the principle of permanent low prices, was confirmed by the magazine ÖKO-TEST (Issue 3/2008). In a large-scale DIY test carried out at the beginning of 2008, this consumer affairs magazine scrutinized nine leading German competitors. The survey compared product quality, inexpensive prices, and extensive service offerings. The results were pleasing – HORNBACH had the most favorable prices on average. At the same time, according to the findings of the test, HORNBACH was one of the DIY chains offering the most extensive range of services and above-average quality for the private label products tested.

Our tradesperson service, which is available at all stores, also made a major contribution in this respect. The laying of flooring or fitting of garage doors, heating boilers, interior doors, marquees, wood-burning stoves etc. can be ordered nationwide at any of our stores. Customers deal with a central contact partner, thus benefiting from a standardized order process with a clearly structured price list. Over and above this, in some regions we also offer additional tradesperson services, such as rainwater utilization, sanitary installation or house door and window fitting. In view of the reluctance of customers to undertake larger-scale renovation and new construction projects, it is to be considered a success that our tradesperson sales could be maintained at the previous year's level in the 2007/2008 financial year. This was also helped by the fact that centralized projects have been continually enhanced and their handling simplified.

In the Netherlands, HORNBACH was voted the best DIY store for the third consecutive year. This was the finding of the "Best Store Chain in the Netherlands 2007" consumer survey undertaken on behalf of „Stichting Retail Jaarprijs". With around 380,000 end consumers taking part, this is the largest study of its kind in the Dutch retail sector. HORNBACH was clearly ahead of its DIY competitors in the Netherlands, especially in terms of its product range, price, and value for money. As was also revealed by the study, DIY store customers now classify good advice as representing the most important purchase criterion. With its advisory competence in all aspects of the solutions required for home improvement projects, including challenging projects, HORNBACH is thus optimally positioned in the Dutch DIY market.

Cases where customers are not satisfied with their shopping experience at HORNBACH are handled by our complaints management system. This provides us with important indications as to the strengths and weaknesses of operations at our stores and thus acts as a management instrument for optimizing customer satisfaction levels. Each problem is solved in cooperation with the HORNBACH stores in a maximum of one to two days. In the case of product complaints, the procurement department and the supplier are also informed. Complaints are evaluated on a monthly basis.



HORNBACH the job machine. HORNBACH-Baumarkt-AG had 12,110 employees across the Group at the reporting date – 533 more than a year ago.

The positive trend seen in previous years has continued. A total of 693 cases were processed in 2007, equivalent to a decline of around 19 % on the previous year (854).

PERMANENT LOW PRICE POLICY

Competition in the European DIY sector is not only carried out via differing retail concepts. It is also accompanied by price competition, which was fought out with unrelenting intensity in the past year as well, especially in saturated markets such as Germany and Austria. In this competitive climate, we were uncompromising in our adherence to our credible permanent low price strategy, by means of which we differentiate ourselves from the discount campaigns undertaken by competitors. We see this as providing the best foundation for achieving sustainable, above-average growth and high earnings power in the long term. Our aim is to retain customers at HORNBACH on a permanent basis by providing the highest possible degree of transparency, reliability, and honesty in our pricing policies. The price guarantee accompanying the permanently low prices is intended to provide our customers with the certainty that they can focus all of their energies at all times on solving their projects.

LOGISTICS ARMED FOR FUTURE EXPANSION

One key success factor in the operation of DIY megastores with garden centers across Europe is our sophisticated merchandise management system in conjunction with our homogenous store network. HORNBACH has created a competitive advantage for itself in the form of its logistics concept, which has achieved recognition in the international retail sector. Its logistics system combines direct supplies to stores, indirect deliveries via central warehouses, and cross docking.

With the entry into the Rumanian market, the requirements placed in the company's logistics systems further intensified in the year under report. The high volumes of turnover have been managed well by our logistics center in Vilshofen near Passau. Many suppliers have opted for this distribution channel for Eastern Europe, as not all suppliers are in a position to assemble complete deliveries for Rumania. This approach therefore enables transport costs to be significantly reduced. Thanks to its modern infrastructure and systems, the location is optimally prepared for the future expansion in Rumania, which will be promoted with the opening of further HORNBACH stores in the coming years.

The conversion of the logistics center in Essingen to the new warehouse management system specially adapted to HORNBACH's needs in the 2006/2007 financial year already was followed in 2007/2008 by the smooth scheduled introduction of the new systems at the logistics centers in Lehrte near Hanover and Vilshofen near Passau as well. Equivalent pallet throughput times were achieved with the new system in the first week already. The process optimizations took effect after a few weeks, impacting positively on inventory results and generating further savings in terms of personnel input costs.

With its logistics centers, HORNBACH is also making a sustainable contribution towards protecting the environment. The pooling of supplier deliveries enables thousands of truck journeys to be avoided. Moreover, inland waterways and the railroads are used for transportation, for example of imported goods from Hamburg and Rotterdam to the logistics centers.

FURTHER IMPROVEMENT IN INFORMATION TECHNOLOGY

The IT division focused during the 2007/2008 financial year on adapting the integrated merchandise system to meet operating requirements. The improvements made in the user interface and the revised scope of functions for store sales and order processes have proven their worth in practice. The modified system was successfully rolled out to around 40 stores in the year under report and fully met the high quality requirements placed in it.

The investments made in a new electricity supply and in expanding server virtualization, i.e. making better use of server hardware, enabled the computer center to be brought right up to date in terms of its technology in the past financial year. These measures have also further raised the high degree of availability of the central systems. What's more, with the assistance of a new air conditioning system and additional insulation for the computer center, as well as by further consolidating the servers, we have made a major contribution towards reducing electricity consumption.

With effect from January 1, 2008, our IT systems in the Czech Republic and Slovakia were converted to account for the amendment in reduced tax rates. The relabeling of prices thereby required ran smoothly in cooperation between the head office and the stores. A new integrated personnel payroll system which has already resulted in substantial process optimizations in Germany was introduced in the Netherlands, also at the beginning of 2008. The work of store managers in Germany was made easier in April 2007 with the introduction of an applicant management system. This enables application documents to be viewed at head office, with the files of suitable candidates being made available to the stores electronically, thus facilitating rapid access.

ADVERTISING SHARPENS HORNBACH'S PROFILE AS THE DIY STORE FOR PROJECTS

HORNBACH continued to set standards with its TV and print advertising campaigns in the past year, once again winning numerous national and international advertising awards. The primary objective of HORNBACH's communications is to sharpen the company's profile as *the* partner for projects in customers' homes, apartments, and gardens.

With catchy slogans such as "The only thing that counts in a project is the project" and "You get a little better with every project", HORNBACH's spring advertising campaigns once again stimulated consumers' passion for projects. The autumn campaign "Get on top of it before it gets on top of you" took as its topic the insight that while home improvement may not always be a source of unadulterated joy, it can certainly have a liberating effect. This campaign put words into the mouths of all those who had long intended to get started on their home improvement projects, while further underlining our positioning as the DIY store for projects. Our print, TV, and radio commercials lent additional support in communicating our permanent low prices and resultant budgeting reliability for project customers. Assisted by its high-profile campaigns, HORNBACH succeeded once again in the past financial year in maintaining its lead over the competition in terms of advertising acceptance levels in spite of substantial increases in marketing budgets across the sector.

All campaigns were supplemented with clear, informative advertising booklets intended to provide our customers with optimal support when implementing their projects. As well as presenting products, the advertising booklets – true to the project concept – always provide information on working steps, tips and tricks, and relevant services. Booklets such as "Wohnwelten" (living worlds) complement the advertising by illustrating decorative possibilities in a variety of styles, all of which can easily be implemented with HORNBACH. The traditional communications channels are rounded off by the company's own internet presence (www.hornbach.com), which increasingly also provides interactive tools for customers in addition to the advertising brochures and project guidance.

CORPORATE RESPONSIBILITY

Over and above its actual business activities, the HORNBACH Group is committed to responsible, socially-oriented entrepreneurship. One example of this commitment is the HORNBACH Foundation "People in Need", which was founded in 2002 and has since provided financial assistance to many people in situations of very severe existential hardship or sickness. Moreover, the Foundation also promotes welfare projects in Germany and abroad. However, the company's social commitment is by no means restricted to the work of the Foundation, but also includes projects to promote children and young people, projects involving the preservation of historic monuments, and projects in the field of medical research and environmental protection. Further details can be found in our separate report on Corporate Responsibility.

OTMAR HORNBACH RECEIVES LIFETIME AWARD

At the 8th International BHB DIY Store Congress held in Berlin on November 21, 2007, Otmar Hornbach, who shaped the HORNBACH Group with his pioneering entrepreneurial spirit over many decades, was ceremoniously awarded the "Lifetime Award" for his life of achievement. This honorary prize has been awarded by the BHB sector association and its media partner Dähne-Verlag to deserving individuals in the DIY sector since 2006. The speech at the award ceremony was held by Sir Geoffrey Mulcahy, the longstanding boss of the British retail company Kingfisher plc, Europe's largest DIY group. Mulcahy referred to his colleague as a "visionary" with the "ability to build a company within which and by means of which this vision became reality". When stating the reasons for its decision, the jury referred to Otmar Hornbach as one of the "founding fathers" in the early years of the DIY sector in Germany, who had contributed towards making the basic idea and possibilities of DIY accessible to broad sections of the population. The jury added that "he combined the DIY store and the garden center under one roof and pioneered the concept of large-scale retail in Germany, still a hallmark of the company today. As a farsighted businessman with the courage to take unusual steps, he decisively shaped the sector and turned his family company into one of Germany's most successful DIY companies."

EVENTS AFTER THE REPORTING DATE

There have been no events between the conclusion of the 2007/2008 financial year and the printing of this annual report which could be of material significance for the assessment of the net asset, financial or earnings position of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group.

DEPENDENT COMPANY REPORT

A report has been compiled for the 2007/2008 financial year pursuant to Section 312 of the German Stock Corporation Act (AktG) in respect of relationships to associated companies. With regard to those transactions requiring report, the report states: "Our company has received adequate counterperformance for all legal transactions executed with associate companies in accordance with the circumstances known to us at the time at which the legal transactions were performed and has not been disadvantaged by such transactions. No measures requiring report arose during the financial year."

COMPENSATION REPORT

The compensation report presents the basic features and structure of the compensation of the Board of Management and the Supervisory Board. It forms a constituent component of the group management report and, with the exception of the disclosure of individual compensation, is based on the requirements of the German Corporate Governance Code.

COMPENSATION OF THE BOARD OF MANAGEMENT

The level and structure of the compensation of the Board of Management are based on the size of the company, its economic and financial situation, and the performance of the company within its competitive environment. Moreover, the overall compensation and the individual components of such compensation should stand in an appropriate relationship to the responsibilities of the respective member of the Board of Management, his or her personal performance, and the performance of the Board of Management as a whole.

The compensation of the Board of Management consists of fixed and variable components. The compensation system of the Board of Management comprises an agreed fixed annual salary, which is paid in equal monthly installments. Furthermore, the members of the Board of Management receive an annual bonus which is paid upon the consolidated financial statements being approved by the Supervisory Board. The size of the annual bonus is based on the level of consolidated net income.

As components of a long-term incentive nature, the members of the Board of Management were allocated share options in four tranches (2000-2003) within the framework of the 1999 share option plan. The share option program is based on the achievement of ambitious target prices for the share of HORNBACH-Baumarkt-AG. In the 2007/2008 financial year, all tranches had exceeded their respective exercise hurdles. Details of the share option plan have been provided under Note 34 of the notes to the consolidated financial statements.

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for the performance of its duties for the Group during the 2007/2008 financial year amounted to € 2,798k (2006/2007: € 2,525k). Of this total, € 1,048k (2006/2007: € 875k) constituted fixed compensation and € 1,750k (2006/2007: € 1,650k) involved performance-related components. As of the reporting date on February 29, 2008, the members of the Board of Management held a combined total of 21,875 shares in HORNBACH-Baumarkt-AG (2006/2007: 21,745). Given the size and market position of the company, we believe that the total compensation of the Board of Management is appropriate. At the 2006 Annual General Meeting, shareholders voted with a three-quarters majority to forego the disclosure of the compensation of members of the Board of Management on an individual basis up to and including the 2010/2011 financial year (opting-out clause).

The employment contracts of members of the Board of Management include neither any pension commitments nor any compensation clauses.

COMPENSATION OF THE SUPERVISORY BOARD

The compensation of the Supervisory Board is governed by Section 15 of the Articles of Association of HORNBACH-Baumarkt-AG. In line with the Articles of Association, the compensation of the members of the Supervisory Board consists of a fixed component and a variable component based on the dividend. In addition to the reimbursement of his or her expenses, each member of the Supervisory Board receives annual fixed compensation of € 6,000 payable upon the conclusion of the Annual General Meeting and a performance-related component depending on the resolution adopted by the Annual General Meeting in respect of the appropriation of profits and thus on the dividend distribution.

The Chairman receives twice and the Deputy Chairman 1½ times the fixed and performance-related compensation. Members of the Supervisory Board who also sit on the Audit Committee receive an additional sum of € 3,000. Members of the Supervisory Board who sit on another committee or on several other committees of the Supervisory Board receive an additional sum of € 1,500 per committee. Members of the Supervisory Board acting as the chairman of a Supervisory Board committee receive twice the respective committee remuneration. Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year receive proportionately lower compensation.

The compensation of the Supervisory Board for the 2007/2008 financial year amounted to € 188k (2006/2007: € 188k). Of this total, € 84k (2006/2007: € 84k) constituted fixed compensation, € 69k (2006/2007: € 69k) involved performance-related components, and € 35k (2006/2007: € 35k) related to committee activities. The members of the Supervisory Board held a total of 19,390 (2006/2007: 19,030) shares in HORNBACH-Baumarkt-AG at the reporting date. Members of the Supervisory Board were granted symbolic compensation of € 12 in the 2007/2008 financial year for personal advisory services. The compensation of the individual members of the Supervisory Board can be derived from the Articles of Association and from the disclosures made in the notes to the consolidated financial statements and has therefore not been reported separately.

RISK REPORT

RISK MANAGEMENT AT THE HORNBACH GROUP
The Board of Management of HORNBACH-Baumarkt-AG is committed to risk-conscious corporate management which accords top priority at all times to safeguarding the continued existence of the overall company and its subsidiaries. The risk management implemented by the Board of Management is intended to achieve ongoing enhancements in the early identification of risks with the aim of proactively managing such risks, as well as achieving a continuous optimization in the company's opportunity/risk profile.

PRINCIPLES UNDERLYING RISK POLICY
The generation of economic profit necessarily involves the taking of risks. Nonetheless, no action or decision may entail any threat to the continued existence of the company or of any of its operations. As a matter of principle, the Group does not enter into any risks which relate neither to its core processes nor to its support processes. Core processes involve developing and implementing the respective business models, procuring merchandise and services, location decisions, safeguarding liquidity, and developing specialist and management personnel. Any earnings risks entered into have to be justified by an appropriate level of expected return. The relevant key figures in this respect are based on the return on the capital committed. Risks which cannot be avoided have to be insured against, to the extent that this is economically expedient. Residual risks have to be controlled by means of a range of risk management instruments.

ORGANIZATION AND PROCESS
Responsibility for risk management lies with the overall Board of Management, which is supported by the Director of Risk Management.

The risk managers at the Group's operations in Germany and other countries are responsible for taking suitable measures to manage the risks in their area of responsibility. The risk managers are supported by a risk controller in the identification and evaluation of risks and in the determination of appropriate measures to manage such risks.

Risks are evaluated in terms of their implications and their probability of occurrence. In cases where they cannot be quantified, they are assessed in terms of their qualitative implications. The target figures used at the Group (including EBIT) serve as a basis for reference in this respect.

The risks are updated on a quarterly basis and reported to the Board of Management. The Supervisory Board and the Audit Committee discuss the current risk situation on a half-yearly basis. In addition to this scheduled reporting, ad-hoc reporting structures are also in place for risks arising unexpectedly and have been implemented in the risk management process.

FINANCIAL RISKS
Financial risks comprise foreign exchange risks, interest rate risks, liquidity risks, and credit risks.

Foreign exchange risks
The increasingly international business activities of the HORNBACH Group result in rising foreign currency requirements both for the handling of international procurement and for the financing of objects of investment in foreign currencies. Any change in the exchange rate between the euro and the procurement currencies (chiefly the US dollar) could have a direct negative impact on earnings. Open foreign currency positions which could have a significant influence on the annual earnings of the Group are therefore largely secured by hedging transactions (forward contracts). Risks relating to foreign currency loans are hedged via the operating cash flow of country companies operating in the same currency (natural hedging).

Interest rate risk
Interest rate exchange agreements (interest swaps) have been concluded in order to secure the interest rate on existing liabilities. The interest swaps enable floating interest rates on loans to be exchanged for fixed interest rates, thus securing the interest payments on loans which could have a significant influence on the annual earnings of the Group.

Liquidity risks

The acquisition of land, investments in DIY megastores with garden centers, and the procurement of large quantities of merchandise require liquidity to be permanently available. The financing of the company's further expansion is secured by the inflow of funds from the operating cash flow and sale and leaseback transactions, as well as by bilateral bank loans, a syndicated credit line amounting to € 200 million, and not least by the issuing of a bond amounting to € 250 million by HORNBACH-Baumarkt-AG in the 2004/2005 financial year. The information required for efficient liquidity management is provided by rolling group financial planning with a twelve-month budgeting horizon, which is updated on a monthly basis, as well as by a daily financial forecast. At present, no liquidity risks are discernible.

Credit risks

The company limits the risk of any financial loss resulting from the default of a contractual partner by working exclusively with partners of first-class creditworthiness and by selecting banks which belong to the collective deposit security fund. The company's retail format (cash and carry) means that the risk of receivables default in the operative divisions is already considerably reduced.

Further detailed information concerning financial risks has been provided under Note 33 in the notes to the consolidated financial statements.

EXTERNAL RISKS

Macroeconomic and sector-specific risks

The dependency of HORNBACH DIY megastores with garden centers on general macroeconomic developments and levels of disposable household income may become apparent in the form of unwillingness on the part of customers to make purchases in periods of low economic growth. In general, the markets of relevance to HORNBACH are subject to differing economic developments. A dependency on economic developments in Germany can nevertheless be discerned. The further expansion into other European countries is intended to achieve an ongoing diversification of risk. Furthermore, the company generates a considerable share of its sales with seasonal articles, whose turnover is notably affected by external factors, such as weather conditions.

Natural hazards

The climate change observed around the world also directly affects HORNBACH locations in Germany and other European countries. In addition to natural catastrophes (e.g. flooding), the HORNBACH Group is also exposed to risks resulting from fire and explosions. The principal natural hazards and any potential interruption to operations resulting from such risks are covered by group-wide insurance policies.

OPERATING RISKS

Location and sales risks

Investments in unsuitable locations could have a significant negative impact on the earnings power of the Group. In the interests of minimizing such risks, investments in new locations are therefore made on the basis of detailed market research analysis, with investment decisions being taken on the basis of dynamic investment calculations and sensitivity analyses. The risk of unsatisfactory sales performance as a result of additional factors, such as customer behavior and the local competitive situation, can nevertheless not be entirely excluded. Ongoing investments have to be made in locations and in enhancing customer service levels in order to maintain the company's competitiveness, especially in countries with low market growth and intense competition.

Procurement risks

An efficient early warning system has been developed to avoid the loss of major suppliers. The overall Group has a total of three central warehouses in order to reduce the risk of any interruption to the logistics chain and to optimize the supply of merchandise. In its procurement of merchandise, HORNBACH is subject, among other risks, to that of increasing purchasing prices for articles involving a high share of crude oil, copper or steel as a result of volatile prices on the international commodities markets. Moreover, should the procurement cooperation in place with Kingfisher be terminated as a result of a sale of the shareholding held by

Kingfisher, then an overall deterioration is to be expected in the procurement terms for certain goods previously purchased in cooperation with Kingfisher.

LEGAL RISKS

Legislative and regulatory risks

As a result of its business activities in various countries, the HORNBACH Group is subject to various national legislative frameworks and regulations. Legislative amendments may therefore result in a higher level of compliance costs. In addition to risks such as those relating to damages claims due to infringements of patents or industrial property rights or of damages resulting from environmental or product liability, the future earnings situation of the Group may also be negatively affected in particular by any tightening up of national construction laws or by regulations governing the acquisition of land.

Risks relating to legal disputes

In the course of their business operations, the companies of the HORNBACH-Baumarkt-AG Group are inevitably confronted with legal claims on the part of third parties. At present, HORNBACH is not involved in any current or foreseeable court or arbitration proceedings which could have any significant impact on the economic situation of the Group.

MANAGEMENT AND ORGANIZATIONAL RISKS

IT risks

The management of the HORNBACH Group is heavily dependent on high-performance information technology (IT). The ongoing maintenance and optimization of the IT systems is undertaken by highly qualified internal and external experts. The company avoids any unauthorized data access, as well as the misuse or loss of data, by using appropriate up-to-date virus software, firewalls, adequate access and authorization concepts and by maintaining backup systems. Appropriate emergency plans are in place for unexpected breakdowns in IT systems.

Personnel risks

The deployment of highly motivated and qualified employees represents one of the foundations for HORNBACH's success. This pillar of the corporate culture is therefore of great significance for the overall Group. The maintenance of employee satisfaction levels is evaluated by employee surveys undertaken by external service providers on a regular basis. Employee qualification levels are improved on an ongoing basis by means of appropriate training and development measures. In its retention of highly qualified specialist and management personnel, however, HORNBACH is dependent on a variety of external factors, such as overall developments on the labor markets or in the sector.

OVERALL ASSESSMENT OF THE RISK SITUATION

There were no risks to the continued existence of the HORNBACH-Baumarkt-AG Group in the 2007/2008 financial year. From a current perspective, there are also no discernible risks which could threaten the continued existence of the company in future or which could encroach on its earnings, financial or net asset situation to any notable extent.

OUTLOOK

The European DIY sector will continue to provide HORNBACH with attractive growth opportunities in future as well. Significant momentum will be provided in this respect by economic conditions in Europe, sector trends, changes in consumer behavior and the further development of the company's strategy.

MACROECONOMIC OPPORTUNITIES

Global economic developments in the spring of 2008 face the specter of a potential recession in the USA. One of the main factors behind the further intensification in the capital market crisis in March was the stream of bad news from the international banking sector, with the announcement of billions of assets having to be written off and of failed speculative transactions in connection with the US subprime mortgage market. This situation may not come to an end before the beginning of 2009, once companies' financial statements for 2008 have been published. Fears of an uncontrollable escalation in the difficulties facing the financial sector grew when the international turbulence reached a preliminary peak with the virtual collapse of a US investment bank in mid-March 2008. This negative scenario not only burdened confidence massively on the world's stock markets, it also exacerbated the uncertainty surrounding the impact of the financial crisis on the development in other sectors of the industrialized economies. Rising borrowing costs appreciably reduce consumer and capital expenditure. Growth is being held back by the record oil price, the rise in food prices, and the sharp appreciation in the euro compared with the dollar. A slowdown in global economic growth appears more likely. One indication of this is the growth forecast issued by the International Monetary Fund (IMF) for the US economy, amounting to 1.5 % for 2008 (2007: 2.2 %; 2006: 2.9 %). After all, the USA accounts for 28 % of global output, compared with a mere 5 % for China. As a result, the IMF expects global GDP to grow by 4.1 % in 2008, as against 4.9 % and 5.0 % in the two previous years. The question remains as to the extent to which all these factors will impact on the European economy.

In February, the European Commission reduced its growth forecast for the euro area from 2.2 % to 1.8 %, but nevertheless expects the pace of growth to pick up in the second half of the year. The European Central Bank views the euro area economy as being sufficiently robust to absorb any downturn in the US market. In spite of increased risks, in the spring the Federal Government did not see any signs of additional burdens for the German economy and upheld its forecast of GDP growth of 1.7 % in 2008. The Bundesbank (central bank) confirmed that the economy was still in robust shape in February 2008. According to the Bundesbank, the pace of export growth may be reduced, but will not be severely impeded by the development in exchange rates and the slowdown in the US economy.

At the same time, increasing numbers of economic researchers do expect growth to slow in parts of the German economy heavily dependent on exports, although German industry is now better placed to cope with a strong euro than was the case a few years ago. Regardless of the deterioration in the economic outlook, however, the experts are unanimous that the upturn will continue on the labor market. This should benefit German consumers' purchasing power, especially once inflation returns to more normal levels. Much will therefore depend on the ongoing development in energy and food prices.

SECTOR-SPECIFIC OPPORTUNITIES

German retailers are thus pinning their hopes for 2008 on a recovery in consumer demand. According to the Association of German Retailers (HDE), a rise in income across the economy as a whole will also allow retail sales to grow. The HDE has forecast nominal sales growth of 2 % and real-term growth of 0.5 % once inflation is accounted for. Similarly cautious optimism has been voiced by the DIY sector association BHB, which also expects gross sales to rise by 2 % in nominal terms. This expectation is backed up by reduced unemployment totals, the prospect of tangible wage and salary increases, and a decline in consumers' subjective perception of inflation. Rising purchasing power also directly boosts sales potential in the DIY sector. According to the


80%

Growth potential for large-scale projects. More than 80% of apartments in Germany are more than 20 years old. There is always something to be done...

consumer research company GfK, 11 % of purchasing power relevant to the retail sector is channeled into "DIY-specific product ranges". DIY purchases thus occupy third position behind food, beverages and tobacco (36 %), and health and personal care products (14 %).

2007 was a subdued year. Widespread price increases prevented many people from pursuing their interest in home improvement. The money was required for other areas or found its way onto the savings account. At the same time, however, there was no decline in consumers' desire to enhance their own four walls, to redesign their gardens, or to renovate old building substance. There is therefore reason to believe that this backlog of investment will be reduced in the current year. Consumers' personal impression of prices will normalize as the impact of the sales tax increase recedes into the past. The DIY sector began 2008 on a subdued note, but one which was nevertheless notably more positive than at the end of the previous year. A downturn in sales was to be expected for the months of March and April, as the sales reported for these weeks would have to compete with the record figures achieved in the previous year. Starting in May 2008, there would therefore seem to be potential for a recovery in the German DIY store and garden center sector.

There will be no letting up in the consolidation pressure within the DIY store and garden center sector. In view of the ongoing presence of excess capacity in the German market, which even the company mergers implemented in 2007 or the closure of individual locations which are no longer profitable will only be able to change in the longer term, the competition in terms of price and quality is expected to remain intense. This situation requires companies to be competitively structured both in terms of their business operations and of their conceptual frameworks. Thanks to our unique large-scale retail format and our structural advantages, which are reflected in particular in the fact that we have the highest level of surface productivity among the top ten DIY players in Germany, we also see the German market as harboring potential for further growth. This belief is backed up by several factors.

- The question of **overcapacity** in the densely occupied German market has to be viewed from a variety of angles. Much depends on competitive conditions in the respective catchment areas. On a local and regional level within Germany, there are still conurbations with below-average coverage with DIY stores with garden centers. We intend to exploit these "gaps" to achieve selective growth.

- DIY and home improvement stores have still not fully exhausted their **customer potential** in Germany. This distribution channel covers considerably less than half of the estimated DIY market volume in Germany. The majority of DIY products are purchased in specialist retail stores, at builders' merchant outlets or via other distribution channels. By comparison, in the UK and France, the second and third-largest European markets after Germany, more than half of the demand for DIY products is covered by DIY stores. This indicates that there is potential for DIY stores if they succeed in gaining market share from competing sales formats by means of appropriate customer focus and concepts. We believe that we are well positioned in this respect with our attractive large-scale concept.

- Home improvement and the pleasure gained by consumers from designing their own living space mean that DIY remains very popular as a **leisure activity**. Numerous home improvement programs on television motivate consumers to improve their homes, flats and gardens themselves and also to implement larger-scale renovation projects. HORNBACH has a very clear focus on the project customer target group and thus has above-average growth opportunities compared with its competitors.

- Germany still has one of the lowest rates of home ownership in Europe. This is an indication of there being potential to catch up, a factor which could support the construction sector, as well as generating higher demand in the DIY sector. At the same time, according to LBS Research, the total number of private households will continue to rise for at least the next ten to 15 years. The main reason stated for this development is the ongoing trend towards smaller households. Changing lifestyles are leading to higher numbers of single-person households, especially among younger and middle-aged members of the population. Increasing life expectancy is leading to further growth in the number of smaller-scale households among pensioners as well. LBS estimates that one- and two-person households will already account for 77 % of all households by 2020, five percentage points higher than in 2005.

- **Construction work on existing buildings** (modernization and renovation market) can be expected to be even more significant for medium and long-term demand at DIY stores and garden centers. The underlying figures have not changed – more than 80 % of flats were built more than 20 years ago. Given that the value of the property will decline unless renovation measures are undertaken, the need for construction services and products can be expected to increase. The renovation sector stands to benefit from two factors in the coming years:

  On the one hand, experts estimate that almost € 150 billion is bequeathed between generations in Germany every year. Half of all **inheritances** also involve property. The transfer of such property to the new generation in many cases also triggers a decision to undertake renovation work or refurbishment.

  On the other hand, the marked rise in energy costs and climate protection means that **energy efficiency** is becoming an increasingly important topic. However, it is not just horrendous heating bills which are providing consumers with an incentive to act – the government is also stepping up the pressure. Upon the entry into force of the 2007 Energy Saving Ordinance (EnEV), house owners will at the latest from October 1, 2008, have to present new tenants and owners with a pass concerning energy consumption levels at their property, thus implementing a corresponding EU Directive. This needs-based energy pass will be obligatory for buildings with up to four apartments built before 1978. The pass provides tenants and buyers of apartments and houses with information on the condition of the building, oil or gas consumption levels, heat insulation, and incentives for renovation. Individuals hoping to obtain support from public sector subsidy programs in future will be required to present their needs-based energy passes.

The modernization market will play a more important role for the DIY store and garden sector in future than at present. With the competence of its range of products and services, HORNBACH has already prepared for this growth market at an early stage.

We continue to see above-average growth opportunities outside Germany. This is due on the one hand to the greater dynamism of economic developments in the foreign countries in which HORNBACH operates. Especially in the rapidly growing markets in Eastern Europe, the increase in income in real terms, the ongoing boom in housing construction, and consumers' enthusiasm for home improvement measures provide the construction industry and DIY stores with garden centers with good opportunities for increasing their sales and earnings. On the other hand, the intensity of competition and number of competitors in the DIY megastore with garden center segment are considerably lower in many countries than is the case in Germany or Austria. Thanks to their attractive product ranges and price structures, players operating DIY megastores with garden centers have been particularly successful in recent years in expanding their market share at the expense of small and medium-sized domestic retailers.

The success of our business performance in Europe justifies our further international expansion and, by diversifying risks, will make us more independent of the difficult market conditions in Germany.

STRATEGIC OPPORTUNITIES

Our aim is to continually expand HORNBACH's position in the European DIY market by means of organic growth. Our sales and profitability are to be sustainably increased by expanding our internationally successful retail format. This involves focusing on the strategic enhancement of our concept and the expansion of our store network at locations with above-average growth potential in Germany and abroad. Account will also be taken of the opportunities resulting from the changes in the underlying economic and sector conditions referred to above.

- The company's strategy is focused on the concept of projects. HORNBACH is increasingly able to differentiate itself from its competitors with this approach, which is reflected in its product range, service, and pricing policies. This **unmistakable differentiation** is necessary for the active promotion of the consolidation process, especially in Germany. Our solid financial resources, public corporate rating, and the flexibility available to us in refinancing the business on the capital market will enable us to invest considerable sums in differentiating HORNBACH's format in future as well. This factor is all the more important in the light of the latest turbulence seen on the capital markets in spring 2008. At the same time, we will be closely monitoring which corporate strategy options arise on account of the process of further consolidation in the DIY sector in Germany and on a European level.

- One unshakable component of our strategy is that of a reliable **permanent low price policy**. We believe that we are better able to retain customers at HORNBACH in the long term by offering them and guaranteeing the best market price on a permanent basis. In particular, our main target group of project customers, who often undertake large-scale renovation work, needs to be able to budget in the long term. This is hardly possible with temporary discount campaigns.

- We believe that we are excellently positioned in the sector with regard to the ever more important **market for modernization** and the increasingly strict legal requirements governing the **energy efficiency of buildings**. In the past, we successfully launched complex projects, such as the insulation of facades or the replacement of central heating boilers as "Project Shows" at the stores. The "Project Show" is an innovative marketing instrument aimed at intensifying the project concept. Presentations held in special event sections at the stores provide customers with specialist advice, information, and suggestions as to how they can undertake renovation projects or realize their dream living space either under their own steam or with specialist support. These activities are to be extended to cover the entire building shell and will be accompanied by service packages from our tradesperson service. Moreover, considerable sales potential is also provided by public sector programs subsidizing the energy-efficient renovation of old properties. In view of this, we offer an extensive database on our homepage (www.hornbach.de) enabling customers to research subsidy programs provided on federal, state, and district levels, as well as by energy supply companies. The public sector subsidizes new construction projects and the renovation of existing building stock, as well as projects relating to listed buildings and ensembles.

- We see the **Buy-it-yourself** (BIY) or Do-it-for-me market segment as harboring promising growth potential. This segment includes the target group of those customers who are on the lookout for solutions for their home improvement projects and who wish to purchase the product ranges themselves, but who then prefer to have the work


105

Expansion successfully maintained. We invested more than € 105 million in our ongoing growth in the past year.

undertaken by a specialist. We also view this market segment within the broader context of the aging population in Germany and other parts of Europe. To tap this potential, we have, among other measures, extended our range of tradesperson services. It is possible, for example, to have an entire bathroom renovation or the complete replacement of heating equipment conveniently handled with HORNBACH acting as the general contractor guaranteeing that the work is carried out on time, correctly, and at the agreed fixed price, as well as assuming responsibility for the warranty.

- Furthermore, we are expanding our range of services, information, and advice in order to attract **new customer groups** to HORNBACH. This range includes home improvement demonstrations at the stores intended to motivate customers to do it themselves, special workshops for women, and the targeted use of step-by-step displays. These measures are backed up by the promotion of skills on the part of the store personnel with the aim of achieving a further increase in product expertise and advisory competence, and thus in customer satisfaction. Our DIY megastores with garden centers are also increasingly of interest to professional customers. Generous opening hours, the stocking of large quantities, the rapid handling of purchases at our drive-in stores and builders' merchant centers, and the uncomplicated acceptance of residual volumes no longer required make HORNBACH an attractive alternative to traditional retail or wholesale procurement sources.

- The exploitation of opportunities is not limited to further enhancing our concept or accessing market segments. We are also focusing on **optimizing our operating processes**. The processes involved in store organization, sales, and the links to procurement and logistics are subject to a process of ongoing enhancement. This is expected to have a sustainable positive impact on the Group's sales and earnings performance.

- We will further promote the **internationalization of group procurement** in future. Broad access to global procurement markets and our strategic, long-term partnership with suppliers and industry are of key significance in this respect. This partnership is of benefit to both sides. We provide each supplier with the opportunity of supplying all of our stores as efficiently as possible. Our ingenious logistics infrastructure plays the key role in this respect. Suppliers are able to make large-scale logistical deliveries directly to each location or to supply the merchandise indirectly via one of our three central logistics hubs, where large numbers of individual deliveries are pooled using the cross docking function. We thus also provide regional manufacturers with the opportunity of growing via HORNBACH outside their previous sales regions, i.e. of supplying goods to additional countries or to the entire Group should their capacity permit. The fact that our retail format is increasingly attracting professional customers to HORNBACH has enabled us to acquire production specialists who would otherwise only supply professional specialist retailers. The flexible dovetailing of our suppliers with the company's logistics structures optimizes the value chain and secures a significant competitive advantage for us. The proximity of our suppliers to procurement structures in the individual countries enables us to optimally adapt our project-based product selection to regional requirements in those countries and to improve our margins due to benefits of scale. We are tapping further earnings potential by increasingly developing private labels in cooperation with partners. These provide our customers with attractive value for money, while at the same time differentiating us from the competition.

OUTLOOK FOR THE GROUP

The medium-term company planning has a budgeting horizon of five years and provides for an average rate of seven new store openings per year. Depending on the progress made in the building permit and construction planning stages, the opening of some stores may be rescheduled within these years. It can be assumed that an average of more than half of the new stores opened in the coming five years will be located outside Germany. A weaker average level of like-for-like sales growth has been assumed in this respect for Germany than for other European countries.

Expansion

A total of up to five new stores are planned to be opened in the current financial year. In Hamburg, we will be celebrating the premiere of the first HORNBACH DIY megastore with a garden center in this attractive region in economic terms. Apart from this, the expansion will focus on other European countries. Following our successful entry into the Rumanian market, two further megastores are set to follow in 2008/2009. In Sweden, we will be extending our store network to three locations with the opening of a new store in Stockholm. Furthermore, one new store is planned in Switzerland, where we currently operate in three locations.

HORNBACH has planned a total of up to twelve new store openings in the 2008/2009 and 2009/2010 financial years, of which up to ten are located outside Germany. One existing store in Germany which is no longer up-to-date is due to be replaced in the 2009/2010 financial year with the construction of a new, modern DIY megastore with a garden center. Overall, based on the expansion planned for the current and next financial year, the number of HORNBACH DIY megastores with garden centers is set to increase to up to 136 by the end of February 2010 (February 29, 2008: 125).

Investments

The gross investment volume budgeted for the HORNBACH-Baumarkt-AG Group is expected to amount to between € 130 million and € 180 million in the 2008/2009 financial year. At between € 100 million and € 150 million, the investments planned for the 2009/2010 financial year will be lower than in the previous year, as the land required to build new stores will in some cases already have been acquired in the past. The overwhelming share of these funds will be channeled into the construction and equipping of new stores. Investments will mainly be financed by drawing on the free cash flow from operating activities, as well as on the funds released by sale and leaseback transactions.

Business performance

Our aim is to achieve sustainable growth in the core operating business of the HORNBACH DIY megastores with garden centers.

Taking due account of the opportunities and risks involved in future developments, we expect to generate continuous sales growth over the two-year forecast period. Consolidated sales are expected to show medium-range single-digit percentage growth in the current 2008/2009 financial year and growth in a high single-digit percentage range in the subsequent 2009/2010 financial year. We expect both the domestic and the international businesses to contribute sustainably towards our growth.

We expect our stores in Germany to achieve sales growth in both absolute and like-for-like terms in the current year compared with the weak basis in the previous year. In the short to medium term, private households in Germany can be expected to increasingly tackle those home improvement and renovation projects initially postponed in 2007. We are confident that our sales performance will continue to exceed average growth rates in the sector and that we will thus consistently increase our market share in Germany.

The HORNBACH stores in other European countries will maintain their successful course. The high level of sales achieved in previous years is to be raised further, both on comparable store surfaces and as a result of the stepping up of the international expansion. The share of sales at the HORNBACH-Baumarkt-AG Group attributable to its international activities is expected to reach the 40 % mark for the first time in the current financial year and to rise further in subsequent years.

Operating earnings (EBIT) in the current financial year (2008/2009) are expected to show markedly disproportionate growth compared with sales and also to surpass the figure reported for 2006 / 2007 (€ 96 million). We intend to achieve this on the one hand by boosting our earnings power in the DIY store segment (core DIY business). On the other hand, we expect to see a substantial rise in earnings in our real estate segment.

- In the **DIY store segment**, we aim to achieve ongoing growth in our operating earnings power based on like-for-like sales growth, a stable gross margin, and greater cost-effectiveness in the operation of our stores and our administrative processes. As a result of productivity enhancements, for example, we expect store and administration expenses to decline as a percentage of net sales. Pre-opening expenses are set to rise in the 2008/2009 financial year on account of the higher number of new store openings planned compared with the previous year and should subsequently (2009/2010) remain constant as a proportion of sales.

- The **real estate segment** encompasses the retail properties owned by companies in the HORNBACH-Baumarkt-AG Group, which are let or charged on at customary market conditions within the Group to the respective DIY megastores with garden centers. Furthermore, non-operating profits and losses generated by sale and leaseback transactions are also reported in the real estate segment. Due mainly to non-operating non-recurring items, we expect the real estate segment to post significant earnings growth in the current 2008/2009 financial year. The planned sale of five HORNBACH DIY megastores with garden centers outside Germany via sale and leaseback transactions should generate disposal gains in a range of around € 30 million to € 40 million, which could be received in the course of the 2008/2009 financial year. Most of the inflow of funds on these transactions (due to amount to between € 110 million and € 120 million) is to be reinvested in the construction of new stores owned by the HORNBACH-Baumarkt-AG Group.

We expect operating earnings in the DIY store segment to show further growth in the 2009/2010 financial year. Earnings contributions in the real estate segment, by contrast, will decline substantially as, unlike in the 2008/2009 financial year, no significant disposal gains have been budgeted from sale and leaseback transactions. The marked reduction in profits on real estate transactions means that total operating earnings (EBIT) in the 2009/2010 financial year, i.e. the aggregate of earnings in the DIY store and real estate segments, can be expected to fall short of the earnings figures reported for the 2008/2009 financial year.

REPORT PURSUANT TO SECTION 315 (4) OF THE GERMAN COMMERCIAL CODE (HGB)

As the parent company of the HORNBACH-Baumarkt-AG Group, HORNBACH-Baumarkt-AG participates in an organized market as defined in Section 2 (7) of the German Securities Acquisition and Takeover Act (WpÜG) by means of the shares with voting rights thereby issued and therefore reports in accordance with Section 315 (4) of the German Commercial Code (HGB) pursuant to the Takeover Directive Implementing Act.

COMPOSITION OF SHARE CAPITAL

The share capital of HORNBACH-Baumarkt-AG, which amounts to € 47,055,060, is divided into 15,685,020 ordinary bearer shares with a prorated amount in the share capital of € 3.00 per share. Each individual ordinary share entitles its holder to one vote at the Annual General Meeting. Reference is made to the corresponding stipulations of stock corporation law in respect of the further rights and obligations relating to ordinary shares.

DIRECT OR INDIRECT SHAREHOLDINGS IN THE CAPITAL

HORNBACH HOLDING AG, based in Le Quartier Hornbach 19, Neustadt an der Weinstrasse, Germany, holds more than 10 % of the voting rights. Its shareholding, and thus its share of voting rights, amounted to 77.4 % as of February 29, 2008.

CHANGE OF CONTROL

Substantial agreements taking effect upon any change of control are in place between HORNBACH-Baumarkt-AG and third parties in respect of contracts relating to the long-term financing of the Group.

STATUTORY REQUIREMENTS AND PROVISIONS IN THE ARTICLES OF ASSOCIATION RELATING TO THE APPOINTMENT AND DISMISSAL OF MEMBERS OF THE BOARD OF MANAGEMENT AND TO AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The appointment and dismissal of members of the Board of Management (Sections 84 and 85 of the German Stock Corporation Act – AktG) and amendments to the Articles of Association (Sections 133 and 179 of the German Stock Corporation Act – AktG) are based on the respective statutory requirements set out in stock corporation law.

POWERS OF THE BOARD OF MANAGEMENT TO ISSUE AND BUY BACK SHARES

Pursuant to Section 4 of the company's Articles of Association (Share Capital), the Board of Management is authorized, subject to the consent of the Supervisory Board, to increase the share capital of the company up to August 28, 2008 by issuing new ordinary shares on one or several occasions by a total of up to € 7,500,000.00 in return for cash contributions (Authorized Capital I). The new shares may in each case be issued as ordinary shares with voting rights or as non-voting preference shares. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine the further details concerning the execution of capital increases. Shareholders are generally to be granted subscription rights when the authorized capital is drawn on. However, the Board of Management is entitled, subject to the consent of the Supervisory Board, to exclude shareholders' subscription rights:

- in order to settle residual amounts,
- to the extent that it is necessary to grant subscription rights to the holders of conversion or option rights issued or still to be issued by the company or by direct or indirect wholly-owned subsidiaries to the extent that they would be entitled to such shares following the exercising of their respective conversion or option rights,
- to offer new shares up to a total volume of € 750,000.00 to employees of the company and its subsidiaries for subscription as employee shares,
- to the extent that the proportion of share capital attributable to the new shares for which subscription rights are excluded does not exceed ten percent of the existing share capital either at the time of this authorization being adopted or at the time at which such authorization takes effect or is exercised and that the issue price of the new shares does not fall significantly short of the respective stock market price. Shares issued, disposed of or to be issued by any other direct or corresponding application of Section 186 (3) Sentence 4 of the German Stock Corporation Act (AktG) are to be imputed

to this restriction to ten percent of the share capital. This relates in particular to the disposal of treasury stock undertaken on the basis of an authorization to dispose of treasury stock pursuant to Sections 71 and 186 (3) Sentence 4 of the German Stock Corporation Act (AktG), as well as to shares issued or to be issued in order to service bonds with conversion and/or option rights in cases where the respective bonds were issued on the basis of an authorization pursuant to Sections 221 (4) and 186 (3) Sentence 4 of the German Stock Corporation Act (AktG).

The Board of Management is authorized, subject to the consent of the Supervisory Board, to increase the share capital of the company up to August 28, 2008 by issuing new individual shares on one or several occasions by a total of up to € 15,000,000.00 in return for cash or non-cash contributions (Authorized Capital II). The new shares may in each case be issued as ordinary shares with voting rights or as non-voting preference shares. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine the further details concerning the execution of capital increases. Shareholders are generally to be granted subscription rights when the authorized capital is drawn on. However, the Board of Management is authorized, subject to the consent of the Supervisory Board, to exclude shareholders' subscription rights to the extent that the capital increases in return for non-cash contributions are undertaken for the purpose of acquiring companies or shareholdings in companies. The Board of Management is further authorized, subject to the consent of the Supervisory Board, to exclude shareholders' subscription rights to the extent required to grant subscription rights to owners of conversion or option rights issued or still to be issued by the company or by its direct or indirect wholly-owned subsidiaries to the extent that the holders of these rights would be entitled to such shares following the exercising of their conversion or option rights. Moreover, residual amounts may also be excluded from shareholders' subscription rights.

The Supervisory Board is authorized to adjust the wording of the Articles of Association in line with the respective volume and level of utilization of the authorized capital and of any conditional capital.

DISCLAIMER

This annual report is to be read in the context of the audited financial data of the HORNBACH-Baumarkt-AG Group and the disclosures made in the notes to the consolidated financial statements contained in the annual report. It contains statements relating to the future based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual events differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so. The diagrams and charts, as well as the comments relating to such, have been provided for illustrative purposes and do not form part of the management report.

DIRECTORS AND OFFICERS

SUPERVISORY BOARD

Gerhard Wolf
Chairman
Graduate in Business Administration
Worms

Rudolf Helfer *
Deputy Chairman
Senior Specialist for Occupational Safety
Neustadt an der Weinstrasse

Dr. Wolfgang Rupf
Further Deputy Chairman
Managing Director
AKV Altkönig Verwaltungs GmbH
Königstein

Kerstin Heidtke *
Sales Assistant
Saarbrücken Store

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG
Neustadt an der Weinstrasse

Martin Hornbach
Managing Director
mhb Beteiligungsgesellschaft mbH
Neustadt an der Weinstrasse

Christian Lilie *
District Manager
Germany South Region

Paul Mir since July 12, 2007
Group Commercial Director
Kingfisher plc
London

Johannes Otto *
Assistant Store Manager
Schwetzingen Store

Ralf Puley *
Assistant Store Manager
Wuppertal Store

Dirk Reimers *
Trade Union Secretary
ver.di
Mainz

Paul Worthington until July 12, 2007
Businessman
Ascot

Prof. Dr.-Ing. Jens P. Wulfsberg
Professor of Production Technology
Universität der Bundeswehr
Hamburg

* Employee representative

SUPERVISORY BOARD COMMITTEES

Audit Committee

Gerhard Wolf	Chairman
Rudolf Helfer	
Albrecht Hornbach	
Dr. Wolfgang Rupf	
Paul Mir	since July 12, 2007
Paul Worthington	until July 12, 2007

Personnel Committee

Gerhard Wolf	Chairman
Rudolf Helfer	
Albrecht Hornbach	
Dr. Wolfgang Rupf	

Mediation Committee

Gerhard Wolf	Chairman
Rudolf Helfer	
Albrecht Hornbach	
Dr. Wolfgang Rupf	
Paul Mir	since July 12, 2007
Paul Worthington	until July 12, 2007

BOARD OF MANAGEMENT

The members of the Board of Management and their areas of responsibility:

Steffen Hornbach
Chairman
Graduate in Engineering
Company Development, Store Planning, Communications & Services, Information Technology, Logistics, Public Relations, Auditing

Susanne Jäger
Businesswoman
Operative Procurement, Store Development

Roland Pelka
Graduate in Business Administration
Finance, Accounting, Tax, Controlling and Risk Management, Loss Prevention, Investor Relations, Legal Department

Jürgen Schröcker
Graduate in Business Administration
Marketing, Market Research, Human Resources

Manfred Valder
Businessman
Operative Store Management, Strategic Procurement, Merchandising, Environmental Issues

REPORT OF THE SUPERVISORY BOARD



Gerhard Wolf

DEAR LADIES AND GENTLEMEN,

During the past 2007/2008 financial year, we addressed the situation, perspectives and strategic alignment of the company in great detail. We advised the Board of Management in its management of the company and monitored its conduct in accordance with the requirements of the law, the articles of association, and the code of procedure. At our meetings, the Board of Management provided us with regular, prompt and extensive written and oral reports on the business performance and the economic situation of the company and its subsidiaries. The Supervisory Board was involved in decisions of major significance for the company. Moreover, the Chairman of the Supervisory Board was in regular contact with the Board of Management, and especially with the Chairman of the Board of Management, outside the framework of meetings to discuss significant issues and also to hold a number of consultations.

Meetings of the Supervisory Board

The Supervisory Board met on a total of five occasions during the 2007/2008 financial year. Partly as a result of sickness, two members of the Supervisory Board (Kerstin Heidtke and Paul Mir) attended fewer than half of the meetings. No conflicts of interest arose during the year under report.

At our meetings, we held extensive discussions with the Board of Management and advised it on the economic situation of the company, its business performance, business policy, investment and financial policy, as well as on the company's risk and opportunity situation and its risk management on the basis of written and oral reports provided by the Board of Management. In addition, the Board of Management provided regular written and oral reports on the situation of the company and the development in its earnings and financial situation. Intensive discussions were held concerning those actions of the Board of Management requiring our consent. Following thorough examination and discussion of the proposals submitted by the Board of Management, the Supervisory Board then at its meetings consented to all of the respective measures.

At the meeting of the Supervisory Board held on May 22, 2007 to approve the annual financial statements, we dealt closely with the annual and consolidated financial statements in the presence of the auditor, as was also the case on May 20, 2008. The report of the Audit Committee on its work and the findings of its audit were also addressed. All of the questions posed by members of the Supervisory Board were answered in detail by the auditors. The report of the Supervisory Board, the joint corporate governance report of the Board of Management and the Supervisory Board, amendments to the articles of association due to the exercising of share options, and the risk report were also discussed at this meeting. The agenda for the Annual General Meeting, including the proposed resolutions, was approved.

At the meeting held directly before the Annual General Meeting on July 12, 2007, the Board of Management reported on the current situation of the Group. In addition, the dates of the meetings scheduled for the 2008/2009 financial year were agreed upon.

The composition of the committees was newly determined at the meeting held immediately after the conclusion of the Annual General Meeting.

The meeting held on November 28, 2007 focused on the discussion of the strategic 5-year plan compiled and presented by the Board of Management, which was subsequently approved. Following discussion and the forming of an opinion as to expected macroeconomic developments, and in particular the development of the DIY sector in Germany and the expected developments in the competitive situation, the Board affirmed the strategic foundations underlying the 5-year plan. In coming years, the company's expansion will continue to focus on other countries. Targeted cost management is expected to lead to further reductions in costs. We believe that the store performance expectations are realistic. Overall, all major key figures are expected to show improvements. At the same meeting, the updated Statement of Compliance with the German Corporate Governance Code was submitted pursuant to Section 161 of the German Stock Corporation Act (AktG) and then made available to shareholders on a permanent basis on the company's homepage. Apart from a few exceptions, HORNBACH-Baumarkt-AG has complied with and continues to comply with most of the recommendations of the German Corporate Governance Code. Only the following recommendations have not been complied with for the reasons outlined in the Statement of Compliance: the disclosure of the compensation of members of the Supervisory Board on an individual basis, the setting of an upper age limit for members of the Supervisory Board, the setting of parameters of comparison in the context of the share option plan, and the new recommendation that a nomination committee be formed. Further information concerning corporate governance at HORNBACH-Baumarkt-AG can be found in the joint report of the Board of Management and the Supervisory Board from Page 21.

Furthermore, the updated risk report from the Board of Management and amendments to the articles of association required due to the exercising of share options were also addressed at the meeting on November 28, 2007.

The final meeting of the Supervisory Board in the past 2007/2008 financial year, which took place on February 28, 2008, dealt with the company's operating budget for the coming 2008/2009 financial year, including the financial and investment budgets. The budgets thereby presented were subject to an in-depth review and subsequently approved.

Committees and Committee Meetings
The Supervisory Board has established three committees. The current composition of the committees can be found on Pages 78 and 79 of this annual report.

The Audit Committee met on three occasions during the year under report. It discussed the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements, the management reports, the proposed appropriation of profits, and the audit reports, including the dependent company report, in the presence of the auditor and of the Chairman of the Board of Management, and the Chief Financial Officer. Its deliberations also focused on the company's strategic and operating planning, the risk reports of the Board of Management, internal audit reports, the reports compiled by the Board of Management on the financial situation of the company, cost management and the expansion of private labels.

No meetings of the Personnel Committee took place during the year under report.

It was not necessary to convene the Mediation Committee established pursuant to Section 27 (3) of the German Codetermination Act (MitBestimmG).

The Committee Chairman provided extensive reports on the work of the respective committee to the meetings of the overall Supervisory Board.

Composition of the Supervisory Board
The retirement of Paul Worthington from his position on the Supervisory Board upon the expiry of the Annual General

Meeting on July 12, 2007 made it necessary to hold a by-election. The Annual General Meeting approved the proposal that Paul Mir, Commercial Director of Kingfisher plc, be elected to the Supervisory Board to succeed the retiring shareholder representative.

Annual and Consolidated Financial Statements

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, audited the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements as of February 29, 2008, as well as the management reports of HORNBACH-Baumarkt-AG and of the Group, and provided them in each case with an unqualified audit opinion. The consolidated financial statements were compiled in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

Moreover, KPMG confirmed that the risk management system fulfilled the relevant requirements and that no risks to the company's ongoing existence had been identified.

The audit for the 2007 / 2008 financial year focused on the delineation of the scope of consolidation, the correctness of the annual financial statements included in the consolidated financial statements, the consolidation of capital, the audit of disclosures made under IFRS 7, the audit of the recognition and measurement of non-current assets held for sale (IFRS 5), the calculation of deferred taxes, the correctness of the consolidated cash flow statement, the correctness of group segment reporting, the completeness and accuracy of the disclosures made in the notes to the financial statements, and the completeness and consistency of the statements made in the group management report. The financial statements and audit reports were provided to all members of the Supervisory Board in good time. They were subject to detailed examination at the meeting of the Audit Committee on May 20, 2008 and at the subsequent meeting of the Supervisory Board held on the same day to approve the financial statements. The auditor took part in these discussions. He reported on the principal findings of the audit and was available to provide further information and to answer questions. Based on the findings of the preliminary audit undertaken by the Audit Committee and on the basis of our own examination of the documents provided by the Board of Management and the auditor, we did not raise any objections and endorse the findings of the audit undertaken by KPMG. We approve the annual financial statements compiled by the Board of Management for HORNBACH-Baumarkt-AG and the Group as of February 29, 2008; the annual financial statements of HORNBACH-Baumarkt-AG are therefore adopted. We endorse the proposal made by the Board of Management concerning the appropriation of profits.

Furthermore, the Supervisory Board also reviewed the report provided by the Board of Management on relationships with associated companies pursuant to Section 312 of the German Stock Corporation Act (AktG). Neither this review nor the KPMG audit gave rise to any objections. KPMG granted the following audit opinion:

"On the basis of the audit and assessment we have undertaken in accordance with professional standards, we confirm that

1. the facts presented in the report are correct,
2. the performance of the company in respect of the transactions set out in the report was not incommensurably high"

On the basis of its conclusive review, the Supervisory Board has no objections to the statement provided by the Board of Management at the end of its report pursuant to Section 312 of the German Stock Corporation Act (AktG).

HORNBACH-Baumarkt-AG has achieved satisfactory results in an especially highly contested market, particularly in Germany, and has asserted its position within its competitive environment. The Supervisory Board would like to extend its thanks and appreciation to the Board of Management and to all of the company's employees, both in Germany and abroad, for their commitment and successful work in the past financial year.

Bornheim, May 2008
The Supervisory Board
Gerhard Wolf
Chairman

HORNBACH DIY MEGASTORES WITH GARDEN CENTERS

GERMANY

BADEN-WÜRTTEMBERG
Binzen
Esslingen
Göppingen
Heidelberg
Karlsruhe
Karlsruhe-Hagsfeld
Ludwigsburg
Mannheim
Mosbach
Pforzheim
Remseck
Rottweil
Schwetzingen
Sindelfingen
Sinsheim
Tübingen

BAVARIA
Altötting
Bamberg
Erlangen
Fürth
Ingolstadt
Kempten
Munich-Freiham
Munich-Fröttmaning
Neu-Ulm
Nuremberg
Passau
Straubing
Würzburg

BERLIN
Berlin-Bohnsdorf
Berlin-Mariendorf
Berlin-Marzahn
Berlin-Neukölln
Berlin-Weissensee

BRANDENBURG
Ludwigsfelde
Marquardt
Velten
Vogelsdorf

BREMEN
Bremen
Bremen Weserpark
Bremerhaven

HAMBURG
Hamburg-Eidelstedt *

HESSE
Darmstadt
Frankfurt
Frankfurt-Niedereschbach
Hanau
Lohfelden (DIY megastore)
Lohfelden (garden center)
Mainz-Kastel
Wiesbaden

LOWER SAXONY
Braunschweig
Garbsen
Hanover-Linden
Isernhagen-Altwarmbüchen
Oldenburg
Osnabrück
Wilhelmshaven
Wolfsburg

NORTH RHINE-WESTPHALIA
Bielefeld
Datteln
Dortmund
Duisburg
Essen
Gelsenkirchen
Gütersloh
Herne
Krefeld
Moers
Mönchengladbach
M'gladbach-Reststrauch
Münster
Niederzier
Paderborn
Wuppertal

RHINELAND-PALATINATE
Bornheim
Kaiserslautern
Koblenz
Ludwigshafen
Mainz
Pirmasens
Trier
Worms

SAARLAND
Neunkirchen (garden center)
Saarbrücken

SAXONY
Chemnitz
Dresden
Dresden-Prohlis
Görlitz
Leipzig

SAXONY-ANHALT
Magdeburg

SCHLESWIG-HOLSTEIN
Kiel

THURINGIA
Jena

INTERNATIONAL

AUSTRIA
Ansfelden
Bad Fischau
Brunn a. G.
Gerasdorf
Hohenems
Krems
Leoben
Seiersberg
St. Pölten
Wels
Vienna-Stadlau

CZECH REPUBLIC
Brno
Hradec Kralové
Olomouc *
Ostrava
Prague-Czerny Most
Prague-Repy

LUXEMBOURG
Bertrange

NETHERLANDS
Alblasserdam
Geleen
Groningen
Kerkrade
Nieuwegein
Tilburg
Wateringen
Zaandam

ROMANIA
Bucharest South
Bucharest West *
Brasov *

SLOVAKIA
Bratislava
Kosice

SWEDEN
Gothenburg
Malmö
Stockholm-Botkyrka *

SWITZERLAND
Biel *
Etoy
Littau
Villeneuve

* newly opened in 2008/2009 financial year

CONSOLI-
DATED
FINANCIAL
STATEMENTS

87—150


700
complete
solutions sold

The environment and energy – a key topic at HORNBACH. In 2007/2008 we organized **87** project shows about using **rain water** and sold around **700** complete solutions.

INCOME STATEMENT

FOR THE PERIOD FROM MARCH 1, 2007 TO FEBRUARY 29, 2008

	Notes	**2007/2008** **€ 000s**	2006/2007 € 000s	Change %
Sales	(1)	2,469,375	2,391,737	3.2
Cost of goods sold	(2)	1,572,003	1,531,256	2.7
Gross profit		**897,372**	**860,481**	**4.3**
Selling and store expenses	(3)	726,448	692,793	4.9
Pre-opening expenses	(4)	6,416	4,520	41.9
General and administration expenses	(5)	100,748	93,175	8.1
Other income and expenses	(6)	12,389	26,114	-52.6
Earnings before interest and taxes (EBIT)		**76,149**	**96,107**	**-20.8**
Financial income		8,985	7,702	16.7
Financial expenses		-29,371	-30,953	-5.1
Net financial expenses	**(7)**	**-20,386**	**-23,251**	**-12.3**
Consolidated earnings before taxes		**55,763**	**72,856**	**-23.5**
Taxes on income	(8)	9,149	12,198	-25.0
Consolidated net income		**46,614**	**60,658**	**-23.2**
Basic earnings per share (in €)	(9)	2.98	3.95	-24.6
Diluted earnings per share (in €)	(9)	2.95	3.89	-24.2

BALANCE SHEET

AS OF FEBRUARY 29, 2008

ASSETS	Notes	2.29.2008 € 000s	2.28.2007 € 000s
Non-current assets			
Intangible assets	(11)	22,807	26,810
Property, plant and equipment	(12)	536,028	570,500
Investment property	(12)	10,364	18,588
Financial assets	(13)	1	1
Other non-current assets	(14)/(23)	5,022	3,298
Non-current income tax receivables	(26)	8,809	9,302
Deferred tax assets	(15)	12,919	14,542
		595,950	**643,041**
Current assets			
Inventories	(16)	478,829	446,014
Accounts receivable and other assets	(17)	42,726	38,186
Income tax receivables	(26)	8,498	6,748
Cash and cash equivalents	(18)	167,125	192,954
Non-current assets and disposal groups held for sale	(19)	57,776	3,614
		754,954	**687,516**
		1,350,904	**1,330,557**

EQUITY AND LIABILITIES	Notes	2.29.2008 € 000s	2.28.2007 € 000s
Shareholders' equity	**(20)**		
Share capital		47,055	46,518
Capital reserve		138,874	134,489
Retained earnings		329,818	289,809
		515,747	**470,816**
Non-current liabilities			
Long-term financial debt	(22)	427,562	457,622
Deferred taxes	(15)	42,370	55,297
Other non-current liabilities	(24)	18,941	18,440
		488,873	**531,359**
Current liabilities			
Short-term financial debt	(22)	28,811	30,510
Accounts payable and other liabilities	(25)	232,994	231,998
Income tax provisions	(26)	16,388	15,162
Other provisions and deferred liabilities	(27)	54,097	50,712
Disposal group liabilities	(19)	13,994	0
		346,284	**328,382**
		1,350,904	**1,330,557**

CASH FLOW STATEMENT

	2007/2008 € 000s	2006/2007 € 000s
Consolidated net income	**46,614**	**60,658**
Depreciation and amortization of non-current assets	62,544	64,343
Change in provisions	2,653	7,567
Profits/losses on disposals of non-current assets	920	-3,515
Change in inventories, accounts receivable and other assets	-37,872	65,724
Change in accounts payable and other liabilities	2,827	9,696
Other non-cash income/expenses	-10,531	-7,398
Cash flow from operating activities	**67,155**	**197,075**
Proceeds from disposals of non-current assets and of non-current assets held for sale	43,122	40,096
Payments for investments in property, plant and equipment	-102,683	-81,060
Payments for investments in intangible assets	-2,299	-5,592
Payments for acquisitions of shareholdings and other business units	0	-1,000
Cash flow from investing activities	**-61,860**	**-47,556**
Proceeds from capital increases	4,564	8,258
Payment of dividend	-13,490	-13,224
Proceeds from taking up of long-term debt	0	80,564
Repayment of long-term debt	-21,595	-107,509
Proceeds from group financing activities	444	1,503
Change in short-term debt	-1,428	1,333
Cash flow from financing activities	**-31,505**	**-29,075**
Cash-effective change in cash and cash equivalents	-26,210	120,444
Change in cash and cash equivalents due to changes in exchange rates	381	90
Cash and cash equivalents at March 1	192,954	72,420
Cash and cash equivalents at February 28/29	**167,125**	**192,954**

Cash and cash equivalents include cash on hand, credit balances at banks, and other short-term deposits.

The cash flow from operating activities was reduced by tax payments of € 21,874k (2006/2007: € 27,521k) and by interest payments of € 30,233k (2006/2007: € 30,016k) and increased by interest received amounting to € 8,984k (2006/2007: € 5,797k).

The non-cash income/expenses item for the current year mainly relates to deferred taxes and personnel expenses in connection with the valuation of share options. The figure for the previous year also includes income from corporate income tax credits.

STATEMENT OF INCOME AND EXPENSES RECOGNIZED DIRECTLY IN EQUITY

	2.29.2008 € 000s	2.28.2007 € 000s
Actuarial gains and losses on defined benefit plans	1,366	-65
Treasury stock transactions	-172	0
Valuation of derivative financial instruments	-430	1,591
Exchange differences arising on the translation of foreign subsidiaries	6,426	-1,250
Deferred taxes on gains and losses recognized directly in equity	-305	-389
Net income recognized directly in equity	**6,885**	**-111**
Consolidated net income	46,614	60,658
Total income and expenses recognized in the financial statements	**53,499**	**60,547**

STATEMENT OF CHANGES IN EQUITY

2006/2007 financial year € 000s	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2006	**45,601**	**127,212**	**-1,731**	**4,568**	**239,649**	**415,299**
Consolidated net income					60,658	**60,658**
Actuarial gains and losses on defined benefit plans					-51	**-51**
Currency translation				-1,250		**-1,250**
Valuation of derivative financial instruments, net after taxes			1,190			**1,190**
Total income and expenses recognized in the financial statements	0	0	1,190	-1,250	60,607	**60,547**
Dividend distributions					-13,224	**-13,224**
Capital increase from share option plans	917	7,277				**8,194**
Balance at February 28, 2007	**46,518**	**134,489**	**-541**	**3,318**	**287,032**	**470,816**

2007/2008 financial year € 000s	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2007	**46,518**	**134,489**	**-541**	**3,318**	**287,032**	**470,816**
Consolidated net income					46,614	**46,614**
Actuarial gains and losses on defined benefit plans					1,073	**1,073**
Valuation of employee shares directly in equity					-172	**-172**
Currency translation				6,426		**6,426**
Valuation of derivative financial instruments, net after taxes			-442			**-442**
Total income and expenses recognized in the financial statements	0	0	-442	6,426	47,515	**53,499**
Dividend distributions					-13,490	**-13,490**
Capital increase from share option plans	537	4,385				**4,922**
Balance at February 29, 2008	**47,055**	**138,874**	**-983**	**9,744**	**321,057**	**515,747**

Component of notes to financial statements; c.f. Note 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE 2007/2008 FINANCIAL YEAR

EXPLANATORY NOTES ON THE PRINCIPLES AND METHODS APPLIED IN THE CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTING PRINCIPLES

In line with Section 315a of the German Commercial Code (HGB), HORNBACH-Baumarkt-AG compiles consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. HORNBACH-Baumarkt-AG and its subsidiaries are included in the consolidated financial statements of HORNBACH HOLDING AG. The consolidated financial statements of HORNBACH HOLDING AG are published in the electronic Federal Official Gazette (Bundesanzeiger).

HORNBACH-Baumarkt-AG is a publicly listed stock corporation whose legal domicile is in Bornheim, Germany. HORNBACH-Baumarkt-AG and its subsidiaries develop and operate DIY megastores with garden centers on an international basis.

The financial year of HORNBACH-Baumarkt-AG and thus of the Group runs from March 1 of each year through to the final day of February of the following year.

Individual items in the income statement and the balance sheet have been grouped together in the interests of clarity. These items have been reported separately in the notes to the financial statements. In line with IAS 1 "Presentation of Financial Statements", a distinction has been made in the balance sheet reporting between non-current and current debt capital. Liabilities and provisions are treated as current if they are due within one year. Income items, such as rental income, interest income and dividends, are deferred accordingly. The consolidated financial statements have been compiled in euros. The figures have been rounded off to the nearest thousand or million. Such rounding up or down may result in minor discrepancies between the figures depicted in the various sections of these notes.

Assumptions and estimates have been made in the compilation of the consolidated financial statements which have an effect on the assets and liabilities reported and on the income and expenses as presented. These assumptions and estimates mainly relate to uniform procedures applied across the Group in respect of economic useful lives, the accounting and valuation of provisions, the calculation of current market values, and the ability to obtain future tax relief. The principal assumptions and estimates which, due to their uncertainty, may result in discrepancies in the level of assets and liabilities reported have been outlined in the notes to the respective items. Changes are accounted for as a credit or charge to operations upon receipt of further information.

AMENDMENTS TO ACCOUNTING AND VALUATION METHODS AS A RESULT OF NEW STANDARDS

Account has been taken of all International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) valid at the reporting date, to the extent that such are of relevance for the HORNBACH-Baumarkt-AG Group.

The following new standards, revised standards, and interpretations required application for the first time in the 2007/2008 financial year:

- Amendments to IAS 1 "Presentation of Financial Statements: Capital Disclosures". This standard is applicable for the first time to financial years beginning on or after January 1, 2007. Its initial application has resulted in particular in extended disclosures in the notes.
- IFRS 7 "Financial Instruments: Disclosures". This standard is applicable for the first time to financial years beginning on or after January 1, 2007. Its initial application has resulted in particular in extended disclosures in the notes.
- IFRIC 8 "Scope of IFRS 2". This standard is applicable for the first time to financial years beginning on or after May 1, 2006. Its initial application does not have any implications for the consolidated financial statements.
- IFRIC 9 "Reassessment of Embedded Derivatives". This standard is applicable for the first time to financial years beginning on or after November 1, 2006. Its initial application does not have any implications for the consolidated financial statements.
- IFRIC 10 "Interim Financial Reporting and Impairment". This standard is applicable for the first time to financial years beginning on or after November 1, 2006. Its initial application does not have any implications for the consolidated financial statements.
- IFRIC 11 / IFRS 2 "Group and Treasury Share Transactions". This interpretation is applicable for the first time to financial years beginning on or after March 1, 2007. Its initial application does not have any implications for the consolidated financial statements.

STANDARDS AND INTERPRETATIONS NOT APPLIED PREMATURELY

The IASB has issued the following standards, interpretations, and revisions to existing standards of relevance to the HORNBACH Group which do not yet require mandatory application and which HORNBACH-Baumarkt-AG has not applied prematurely.

- IAS 1 Revised "Presentation of Financial Statements: A Revised Presentation". This standard is applicable for the first time to financial years beginning on or after January 1, 2009. Its initial application will result in particular in extended disclosures in the notes.
- Amendments to IAS 23 "Borrowing Costs". This standard is applicable for the first time to financial years beginning on or after January 1, 2009. Its initial application is not expected to have any implications for the consolidated financial statements.
- IFRS 8 "Operating Segments". This standard is applicable for the first time to financial years beginning on or after January 1, 2009. Its initial application is not expected to have any implications for the consolidated financial statements.
- IFRIC 12 "Service Concession Arrangements". This interpretation is applicable for the first time to financial years beginning on or after January 1, 2008. Its initial application is not expected to have any implications for the consolidated financial statements.
- IFRIC 13 "Customer Loyalty Programmes". This interpretation is applicable for the first time to financial years beginning on or after July 1, 2008. Its initial application is not expected to have any implications for the consolidated financial statements.
- IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction". This interpretation is applicable for the first time to financial years beginning on or after January 1, 2008. Its initial application is not expected to have any significant implications for the consolidated financial statements.

CONSOLIDATION PRINCIPLES

The annual financial statements of the companies included in the consolidated financial statements are based on uniform accounting and valuation principles. Valuations based on tax regulations have not been included in the consolidated financial statements. With the exception of one Rumanian subsidiary, the separate financial statements of the companies included in the consolidated financial statements have been compiled as of the reporting date for the consolidated financial statements. Account has been taken of all major transactions up to and including the reporting date for the financial statements.

In the case of acquisitions based on contracts concluded prior to March 31, 2004, the capital consolidation was based on the acquisition method by offsetting the relevant acquisition costs of the investment holding with the new valuation of the prorated shareholders' equity on the date of acquisition of the subsidiary. Any remaining debit differences were capitalized as goodwill following allocation of hidden reserves and hidden burdens and were subject to straight-line amortization in line with their anticipated useful lives up to the end of the 2004/2005 financial year, with a corresponding charge to operations. There were no remaining credit differences at the end of the 2004/2005 financial year.

In the case of acquisitions based on contracts concluded subsequent to March 31, 2004, application is made of IFRS 3 "Business Combinations", IAS 36 (2004 revision) "Impairment of Assets" and IAS 38 (2004 revision) "Intangible Assets". The capital consolidation of these acquisitions is accordingly based on the acquisition method. Any resultant goodwill and the residual carrying amount as of March 1, 2005 of goodwill resulting from acquisitions undertaken prior to March 31, 2004 are not subject to scheduled amortization but are rather subject to an impairment test undertaken at least once per year pursuant to IAS 36.

Intercompany profits relating to non-current assets and inventories are eliminated by means of a charge to operations. Intercompany income and expenses and receivables and liabilities between the consolidated companies have been offset against each other.

SCOPE OF CONSOLIDATION

In addition to HORNBACH-Baumarkt-AG, the consolidated financial statements include 9 (2006/2007: 10) domestic and 27 (2006/2007: 27) foreign fully consolidated subsidiaries.

As the sole shareholder in HORNBACH International GmbH, HORNBACH-Baumarkt-AG holds, either directly or indirectly, 100% of the voting rights in the consolidated subsidiaries.

As in the previous year, all direct and indirect subsidiaries of HORNBACH-Baumarkt-AG have been included in the consolidated financial statements for the 2007/2008 financial year.

Based on a merger agreement dated September 10, 2007, BM Immobilien Omega GmbH, Bornheim, was retrospectively merged with HORNBACH-Baumarkt-AG as of March 1, 2007 by acceptance of the transfer of its entire assets.

The composition and development of the reporting entity was as follows:

	2007/2008	2006/2007
March 1	38	38
Mergers	-1	0
February 28/29	**37**	**38**

CONSOLIDATED SUBSIDIARIES

Company Name and Domicile	Equity [1] € 000s	Shareholding in%
Germany		
HORNBACH International GmbH, Bornheim	25,584	100
AWV-Agentur für Werbung und Verkaufsförderung GmbH, Bornheim	195	100
Ollesch & Fitzner GmbH, Bornheim	554	100
BM Immobilien Gamma GmbH, Bornheim	-2	100
BM Immobilien Lambda GmbH, Bornheim	22	100
HB Reisedienst GmbH, Bornheim	-394	100
HB Services GmbH, Bornheim	21	100
HORNBACH Versicherungs-Service GmbH, Bornheim	333	100
HORNBACH Solar-, Licht- und Energiemanagement GmbH, Bornheim	-29	100
Other European Countries		
HORNBACH BAUMARKT CS spol s.r.o., Prague, Czech Republic	42,128	100
HORNBACH Baumarkt GmbH, Wiener Neudorf, Austria	27,082	100
EZ Immobilien Beta GmbH, Wiener Neudorf, Austria	2,062	100
SM Immobilien Delta GmbH, Wiener Neudorf, Austria	-481	100
HK Immobilien Kappa GmbH, Wiener Neudorf, Austria	-182	100
HL Immobilien Lambda GmbH, Wiener Neudorf, Austria	-523	100
SZ Immobilien Zeta GmbH, Wiener Neudorf, Austria	-34	100
HD Immobilien Dora GmbH, Wiener Neudorf, Austria	-2	100
HS Immobilien Sigma GmbH, Wiener Neudorf, Austria	-149	100
HO Immobilien Omikron GmbH, Wiener Neudorf, Austria	-439	100
HORNBACH Baumarkt Luxemburg SARL, Bertrange, Luxembourg	8,723	100
HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland	17,290	100
HORNBACH Byggmarknad AB, Gothenburg, Sweden	-3,291	100
HORNBACH Holding B.V., Amsterdam, Netherlands	43,182	100
HORNBACH Bouwmarkt (Nederland) B.V., Driebergen-Rijsenburg, Netherlands	39,644	100
HORNBACH Real Estate Zaandam B.V., Zaandam, Netherlands	2,835	100
HORNBACH Real Estate Kerkrade B.V., Kerkrade, Netherlands	2,031	100
HORNBACH Real Estate Tilburg B.V., Tilburg, Netherlands	1,581	100
HORNBACH Real Estate Groningen B.V., Groningen, Netherlands	124	100
HORNBACH Real Estate Wateringen B.V., Wateringen, Netherlands	1,495	100
HORNBACH Real Estate Alblasserdam B.V., Alblasserdam, Netherlands	-2,636	100
HORNBACH Real Estate Nieuwegein B.V., Nieuwegein, Netherlands	1,767	100
HORNBACH Real Estate Nieuwerkerk B.V., Nieuwerkerk, Netherlands	2,685	100
HORNBACH Real Estate Geleen B.V., Geleen, Netherlands	1,076	100
HORNBACH Reclame Activiteiten B.V., Nieuwegein, Netherlands	8	100
HORNBACH Baumarkt SK spol. s.r.o., Bratislava, Slovakia	6,441	100
HORNBACH Centrala SRL, Bucharest, Rumania	-2,155	100

[1] The shareholders' equity is equivalent to the local equity.

A complete list of shareholdings pursuant to Section 285 Sentence 1 No. 11 and Section 313 (2) and (3) of the German Commercial Code (HGB) has been disclosed in the electronic Federal Official Gazette (Bundesanzeiger).

Subordination and profit and loss transfer agreements have been concluded between HORNBACH-Baumarkt-AG on the one hand and HORNBACH International GmbH and Ollesch & Fitzner GmbH on the other.

FOREIGN CURRENCY TRANSLATION

Transactions executed in foreign currencies have been translated at the respective transaction rate. All receivables and liabilities denominated in foreign currencies have been valued using the closing rates on the reporting date regardless of whether they have been hedged or not. The resultant exchange gains and losses have basically been included in the income statement. Forward exchange transactions have been recognized at fair value.

In line with IAS 21, the annual financial statements of foreign group companies have been translated into euros on the basis of the functional currency concept. This is the local currency for all of the companies in view of the fact that the foreign companies conduct their business independently from a financial, economic, and organizational point of view. Accordingly, non-current assets, other assets, and liabilities have been translated at the median rate on the reporting date. Exchange rate differences arising from the translation of the annual financial statements of foreign subsidiaries are treated with no net income effect and are reported separately under retained earnings. Income and expense items are translated using average rates.

The most important foreign exchange rates applied are as follows:

Country	Rate on Reporting Date		Average Rate	
	2.29.2008	2.28.2007	**2007/2008**	2006/2007
CZK Czech Republic	25.2280	28.2950	27.35612	28.23447
SEK Sweden	9.3948	9.2763	9.29607	9.22121
CHF Switzerland	1.5885	1.6136	1.64197	1.58398
SKK Slovakia	32.3750	34.3450	33.53355	36.71948
USD USA	1.5167	1.3211	1.39846	1.27355
RON Rumania	3.7435	3.3950	3.38464	3.48672

ACCOUNTING AND VALUATION PRINCIPLES

Assets have generally been measured at updated cost. Derivative financial instruments, assets measured at fair value through profit and loss, and cash-settled liabilities relating to share option plans have been recognized at fair value.

Goodwill

Since March 1, 2005, goodwill has not been subject to scheduled amortization, but has rather been subject to an annual impairment test. Should any events or change in circumstances indicate any possible value impairment, then such impairment test is to be undertaken more frequently. Pursuant to IAS 36, the carrying amounts of the smallest cash generating units, including the goodwill proportionately allocated to such units, are compared with the higher of the net sale price and the utility value (so-called recoverable amount) of such units.

In the event of the carrying amount of the cash generating unit exceeding its recoverable amount, then a write-down is required. The impairment loss for a cash generating unit is initially allocated to goodwill. Any remaining impairment loss is subsequently recorded for the other assets in the cash generating unit. No write-ups of goodwill are undertaken.

In line with the internal management reporting structures, the cash generating units correspond to the smallest strategic reporting levels within the HORNBACH-Baumarkt-AG Group. The utility value is calculated on the basis of the discounted expected future cash flows of a cash generating unit on the basis of the detailed financial planning for the coming financial year and in the strategic five-year plan. As in the previous year, periods reaching further into the future have been based on a growth factor of 0.5%.

The discounting is undertaken on the basis of average equity and debt capital costs (WACC = Weighted Average Cost of Capital). The calculation of the costs of equity is based on the yield expected on long-term risk-free federal bonds. The costs of debt capital are based on the financing costs of the ten-year bond issued by HORNBACH-Baumarkt-AG during the 2004/2005 financial year. The discount rates applied for the respective cash generating units take account of specific equity and country risks. Discounting rates ranging from 8.3% to 9.8% were applied in the 2007/2008 financial year (2006/2007: 8.6% to 9.1%).

Intangible assets

Intangible assets with fixed useful lives are recognized at cost of acquisition less cumulative straight-line amortization, taking due account of any extraordinary impairment. Pursuant to IAS 23 "Borrowing Costs", financing costs which can be directly allocated to an asset ("qualifying asset") over the period of the establishment of the utility of such asset are capitalized as a component of the costs of acquisition or manufacture.

Amortization is calculated using the straight-line method on the basis of the following economic useful lives:

	Years
Software and licenses	3 to 8
Other intangible assets	3 to 13

There are no intangible assets with indeterminate useful lives.

Property, plant, and equipment

Property, plant, and equipment, including real estate which is held for leasing purposes, is recognized at cost less cumulative depreciation.

Scheduled depreciation is undertaken on a straight-line basis. If there are indications of any impairment of value and if the recoverable amount is less than the updated cost of acquisition or manufacture, then the property, plant, and equipment is subject to extraordinary depreciation. A corresponding write-up is undertaken if the reason for extraordinary depreciation undertaken in previous years no longer applies.

Scheduled depreciation across the Group is uniformly based on the following economic useful lives:

	Years
Buildings and outdoor facilities (including rented properties)	15 to 33
Other equipment, plant, and office equipment	3 to 21

In the event of major components of property, plant, and equipment having different useful lives, then these components are recognized and valued separately.

Financing costs incurred in the context of real estate development ("building interest") and which can be directly allocated to the acquisition, construction or establishment of land and buildings ("qualifying assets") are capitalized as an integral part of the costs of acquisition or manufacture in accordance with IAS 23 "Borrowing Costs".

Leased property, plant, and equipment which in economic terms constitutes asset purchases with long-term financing (financial leasing) are recognized at the beginning of the leasing relationship at fair value in compliance with IAS 17 "Leases" unless the present value of the leasing payments is lower. Scheduled depreciation is undertaken over their economic useful lives or over the term of the contract if this is shorter. Application is made of the same method of depreciation which would apply for comparable assets acquired or manufactured. Obligations relating to future leasing payments are recognized as liabilities.

Leasing contracts
In the case of leasing contracts in which the respective risks and rewards relating to the asset are mainly transferred to the company, the asset in question is capitalized and stated less cumulative depreciation. Moreover, a corresponding financial liability is capitalized in the amount of the fair value of the asset or the lower present value of the minimum leasing payments.

Inventories
Inventories are recognized at cost or at net sale value. The net sale value is taken to be the expected realizable sales proceeds less the costs incurred up to such disposal. The acquisition costs of inventory holdings are determined using weighted average prices. Account is taken of the principle of loss-free valuation.

Non-current assets and disposal groups held for sale
Land, buildings, and other non-current assets and disposal groups which are highly likely to be sold in the coming financial year are measured at fair value less related disposal expenses should such be lower than their carrying amount.

Pensions and similar obligations
Pursuant to the legal requirements in the respective countries, the group companies of HORNBACH-Baumarkt-AG have obligations relating to defined contribution and defined benefit pension plans. In the case of defined benefit plans, provisions have been calculated using the projected unit credit method in accordance with IAS 19 "Employee Benefits". When calculating the pension commitment in accordance with actuarial principles, this procedure accounts for the pensions known of and claims acquired as of the reporting date, as well as for the increase in salaries and pensions to be expected in future. The plan assets are deducted at fair value from the obligations. Should this result in a net asset, then this is recognized, provided that it does not exceed the present value of future reductions in contributions or repayments or of

any service expenses to be offset retrospectively. Actuarial gains or losses are recognized directly in equity, having taken due account of deferred taxes. In the case of defined contribution plans, the contributions are recognized as expenses upon becoming due for payment.

Provisions and deferred liabilities
Provisions are stated for uncertain obligations to third parties if such obligations are likely to result in a future charge on assets. The provisions are stated after taking account of all discernible risks up to the anticipated settlement amount and are not offset against recourse claims. If the overall effect is material, non-current provisions are stated at their present values discounted to the end of their respective terms. Provisions for pending losses are accounted for if the contractual obligations in the case of stores rented from third parties are higher than the anticipated economic benefits. In the case of deferred liabilities, the date and level of the liability in question are no longer uncertain.

Financial instruments
Financial instruments are contracts resulting in financial assets at one company and in a financial liability or equity instrument at another company. On the one hand, these include primary financial instruments such as accounts receivable, as well as financial receivables and financial liabilities. On the other hand, they also include derivative financial instruments, such as options, forward exchange transactions, interest swaps and currency swaps. Customary purchases and sales of financial assets are generally recognized as of the performance date, i.e. on the date at which the asset is delivered. Upon initial recognition, financial instruments are recognized at cost. This corresponds to their fair value.

Financial assets are cancelled from the books once the contractual rights to payment have lapsed or been assigned. There are no cases of financial assets having been sold and continuing to be recognized either in full on in part at the HORNBACH-Baumarkt-AG Group (continuing involvement). Financial liabilities are cancelled from the books once they have been settled, i.e. once the liability has been repaid, cancelled or has expired.

Primary financial instruments
In line with IAS 39 "Financial Instruments: Recognition and Measurement", asset-side financial instruments are subsequently measured at cost or at fair value. Primary financial instruments constituting liabilities are measured at amortized cost. The HORNBACH-Baumarkt-AG Group has so far not made any use of the option of classifying financial assets or financial liabilities as measured at fair value through profit or loss.

In line with IAS 39, **financial assets** are classified as "available for sale". They are measured at fair value, where this can be reliably determined, and otherwise at cost.

Accounts receivable and other assets are recognized at amortized cost or at their present value, if lower. Account is taken of all discernible individual risks and general credit risk based on empirical values by means of appropriate value reductions for these items. Specific cases of default lead to the receivable in question being cancelled from the books. The non-current assets stated at present value are not subject to any significant interest rate risk.

Cash and cash equivalents include cash on hand and short-term deposits with maturity dates of less than three months. These items are measured at amortized cost.

Financial debt (bank loans, bonds) are recognized at the respective loan amount, less transaction costs, and subsequently measured at amortized cost. The difference to the repayment amount is recognized as an expense over the term of the bond using the effective interest method. Other debt is recognized at its respective repayment amount.

Derivative financial instruments

Derivative financial instruments, such as forward exchange transactions, interest caps, and interest swaps, are used to hedge exchange rate and interest risks. In line with the Group's risk principles, no derivative financial instruments are held for trading purposes. Upon addition, derivative financial instruments are recognized in the balance sheet at fair value. Any transaction costs thereby incurred are immediately recognized as expenses.

Derivatives which are not integrated into an effective hedging relationship pursuant to IAS 39 require mandatory classification as "held for trading" (financial assets / liabilities held for trading) and are thus measured at fair value through profit or loss. The fair values of forward exchange transactions (including the embedded forward exchange transactions) and foreign currency items are calculated on the basis of market conditions at the reporting date. The fair value of interest swaps is calculated by the financial institutions with which they were concluded. In the case of interest-bearing derivative financial instruments, a distinction is made between the "clean price" and the "dirty price". Unlike the "clean price", the "dirty price" also includes accrued interest. The fair values recognized for interest-bearing financial instruments correspond to the "dirty price".

Upon concluding a hedging transaction, the HORNBACH-Baumarkt-AG Group classifies certain derivatives as hedging future cash flows or a planned transaction (cash flow hedge). Changes in the fair value of cash flow hedges to be viewed as effective are recognized directly in equity under retained earnings, taking due account of deferred taxes, until such time as the result of the underlying transaction is recorded. Non-effective gains and losses are recognized through profit or loss.

Impairment of assets

With the exception of inventories, deferred tax assets, and assets measured at fair value, a review is undertaken of all assets on each reporting date to ascertain whether there are any indications of impairment. An extraordinary write-down is recorded in the income statement if the recoverable amount is lower than the carrying amount. Should the reasons for such write-down no longer apply, the extraordinary write-down is written back through profit or loss, except in the case of unlisted equity instruments measured at cost and of goodwill.

Sales

Income from the sale of goods is recorded at the time of the transfer of ownership.

Cost of goods sold

As well as the direct acquisition costs of the merchandise in question, the cost of goods sold also includes ancillary acquisition costs, such as freight charges, customs duties, and other services rendered, as well as write-downs on inventories.

Rental income
Rental income is recognized on a straight-line basis as sales for the duration of the rental period.

Public grants
Public grants awarded to cover expenses incurred and for assistance purposes are recognized as income in the income statement. Grants awarded for non-current assets reduce the cost of acquisition of such assets.

Expenses
Rental expenses are recognized on a straight-line basis as costs over the term of the rental contract.

Advertising expenses for commercials are produced for image advertising purposes and are generally broadcast directly following their production. The broadcasting costs are recognized as expenses upon receipt of the service (broadcasting by the broadcaster).

Expenses relating to advertising leaflets are deferred until distribution and then reported under raw materials and supplies.

Interest expenses and interest income are recognized over the period for which the loan was granted or the bond issued.

Tax expenses include current and deferred taxation unless they are attributable to facts or circumstances which are directly accounted for under equity.

In line with IAS 12, deferred taxes are recognized and measured using the balance sheet liability method based on the tax rate expected to be valid at the realization date. Deferred tax assets are recognized for anticipated tax benefits arising from future realizable losses carried forward. Deferred tax assets arising from deductible temporary differences and tax losses carried forward which exceed temporary taxable differences are only recognized to the extent that it can be assumed with reasonable certainty that the company in question will achieve an adequate level of taxable income.

With regard to options issued prior to November 7, 2002 in connection with existing share option plans, no expenses have been taken into account for the difference between the exercise price and the market value of shares or the intrinsic value of the share options granted as long as the options have not been exercised.

The 1999 share option plan of HORNBACH-Baumarkt-AG represents an equity-settled share-based payment. With regard to the fourth tranche of the share option plan, which was issued subsequent to November 7, 2002, the current market value of the options expected to be convertible was calculated for the time of their issue. This amount is spread as an expense over the period up to the non-forfeitability of such options and is recognized as a corresponding increase in shareholders' equity.

The HORNBACH phantom stock plan represents a cash-settled share-based payment. The expenses are spread over the qualifying period on a prorated basis. The resultant obligation as of the reporting date has been reported under other liabilities.

SEGMENT REPORTING

The segment reporting is undertaken in compliance with the accounting and valuation methods used in the consolidated financial statements. The sales to external third parties represent net sales. Transfer prices between the segments are equivalent to those applied to external third parties.

Segment definition

The allocation of business fields (segments) corresponds to the internal reporting system used by the Board of Management of the HORNBACH-Baumarkt-AG Group for managing the company. The primary reporting system is based on business fields, whereas the secondary reporting system makes a distinction between the regions of Germany and of Other European Countries. The "DIY Stores" segment includes the 125 (2006/2007: 120) DIY megastores and garden centers grouped together in the HORNBACH-Baumarkt-AG Group. The "Real Estate" segment includes the retail properties owned by companies in the HORNBACH-Baumarkt-AG Group, which let and charge the properties to the respective DIY stores with garden centers within the Group at normal market conditions. The "Miscellaneous and Consolidation" segment includes administration and consolidation items which are not attributable to the individual segments.

Segment results

Earnings before interest and taxes (EBIT) have been taken to represent the segment earnings.

Segment assets and liabilities

Assets and liabilities in the consolidated balance sheet have been directly allocated to the individual segments as far as possible. The remaining assets and liabilities have been allocated as appropriate. Liabilities in the consolidated balance sheet have been increased by liabilities to group companies in the individual segments and have been allocated to the individual segments in line with their causation. The resultant adjustments have been eliminated under the "Miscellaneous and Consolidation" item.

2007/2008 in € million (2006/2007 in € million)	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**2,468.2**	**110.8**	**-109.6**	**2,469.4**
	(2,390.9)	(105.6)	(-104.8)	(2,391.7)
Sales to external third parties	2,468.1	0.0	0.0	2,468.1
	(2,390.6)	(0.0)	(0.0)	(2,390.6)
Sales to associated companies	0.1	0.0	0.0	0.1
	(0.3)	(0.0)	(0.0)	(0.3)
Rental income from associated companies	0.0	109.7	-109.6	0.1
	(0.0)	(104.8)	(-104.8)	(0.0)
Rental income from external third parties	0.0	1.1	0.0	1.1
	(0.0)	(0.8)	(0.0)	(0.8)
Segment earnings (EBIT)	**66.7**	**25.7**	**-16.3**	**76.1**
	(74.8)	(32.8)	(-11.5)	(96.1)
of which Depreciation and amortization	38.9	14.8	8.8	62.5
	(38.4)	(16.9)	(9.0)	(64.3)
Segment assets	**732.3**	**447.4**	**171.2**	**1,350.9**
	(716.3)	(435.7)	(178.6)	(1,330.6)
Investments	**33.9**	**65.6**	**5.5**	**105.0**
	(25.2)	(49.1)	(12.4)	(86.7)
Segment liabilities	**278.4**	**230.1**	**326.7**	**835.2**
	(278.0)	(248.5)	(333.3)	(859.8)

Analysis by geographical regions

The Other European Countries segment includes the Czech Republic, Austria, the Netherlands, Luxembourg, Switzerland, Sweden, Slovakia, and Rumania.

Segment sales are allocated to the geographical regions in which the sales were generated. The sales for Other European Countries include segment sales of € 255.0 million requiring report pursuant to IAS 14.69 for our subsidiaries in Austria (2006/2007: € 252.7 million). Segment assets are allocated to the region in which they are located. Investments relate to the assets allocated to the respective segments. The segment assets and investments reported for Other European Countries include segment assets amounting to € 142.4 million (2006/2007: € 135.9 million) and investments amounting to € 6.2 million (2006/2007: € 13.4 million) to be reported pursuant to IAS 14.69 for our subsidiaries in the Netherlands.

2007/2008 in € million (2006/2007 in € million)	Germany	Other European countries	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**1,645.7**	**962.4**	**-138.7**	**2,469.4**
	(1,640.4)	(862.1)	(-110.8)	(2,391.7)
Sales to external third parties	1,506.9	961.2	0.0	2,468.1
	(1,529.4)	(861.2)	(0.0)	(2,390.6)
Sales to associated companies	138.7	0.1	-138.7	0.1
	(111.0)	(0.1)	(-110.8)	(0.3)
Rental income from associated companies	0.1	0.0	0.0	0.1
	(0.0)	(0.0)	(0.0)	(0.0)
Rental income from external third parties	0.0	1.1	0.0	1.1
	(0.0)	(0.8)	(0.0)	(0.8)
Segment assets	**1,064.6**	**522.2**	**-235.9**	**1,350.9**
	(1,043.7)	(414.5)	(-127.6)	(1,330.6)
Investments	**52.3**	**52.8**	**-0.1**	**105.0**
	(50.0)	(37.0)	(-0.3)	(86.7)
EBIT	**12.9**	**63.2**	**0.0**	**76.1**
	(38.1)	(58.0)	(0.0)	(96.1)
Depreciation and amortization	**40.9**	**21.7**	**0.0**	**62.6**
	(45.8)	(18.5)	(0.0)	(64.3)
EBITDA	**53.8**	**84.9**	**0.0**	**138.7**
	(83.9)	(76.5)	(0.0)	(160.4)

NOTES ON THE CONSOLIDATED INCOME STATEMENT

(1) SALES

Sales mainly involve revenues in the DIY store segment. Revenues amounting to € 1,151k (2006/2007: € 838k) from the letting of real estate have also been reported under sales.

The sales of the Group broken down into business fields and regions have been depicted in the segment report.

(2) COST OF GOODS SOLD

The cost of goods sold represents the expenses required for the generation of sales and is structured as follows:

	2007/2008 € 000s	2006/2007 € 000s
Expenses for ancillary materials and purchased goods	1,559,325	1,518,254
Expenses for services rendered	12,678	13,002
	1,572,003	1,531,256

(3) SELLING AND STORE EXPENSES

Selling and store expenses include those costs incurred in connection with the operation of DIY megastores with garden centers. These mainly involve personnel expenses, costs of premises, and advertising expenses, as well as depreciation and amortization. Moreover, this item also includes general operating expenses, such as administration expenses, transport costs, maintenance and upkeep, and rental expenses for plant and office equipment.

(4) PRE-OPENING EXPENSES

Pre-opening expenses mainly relate to those expenses arising at or close to the time of the construction up to the opening of new DIY megastores with garden centers. Pre-opening expenses mainly consist of personnel expenses, administration expenses, costs of premises, miscellaneous personnel expenses, and depreciation and amortization.

(5) GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses include all other costs incurred in connection with the operation or construction of DIY megastores with garden centers which cannot be directly allocated to such. They mainly consist of personnel expenses, legal and advisory expenses, depreciation and amortization, costs of premises, and miscellaneous administration expenses, such as IT, travel, and vehicle expenses.

(6) OTHER INCOME AND EXPENSES

Other income and expenses are structured as follows:

	2007/2008 € 000s	2006/2007 € 000s
Other operating income from operating activities		
Income from advertising allowances	11,342	12,036
Income from exchange rate and payment differences	5,343	6,192
Income from allocations within the HORNBACH HOLDING Group	2,022	1,606
Income from the release of provisions	1,344	2,539
Income from the disposal of other non-current assets	1,327	617
Other income	12,029	11,309
	33,407	**34,299**
Other operating income from non-operating activities		
Income from the release of provisions for onerous contracts	1,269	658
Income from the disposal of shareholdings and the disposal of real estate	165	10,637
Income from write-ups to assets	120	0
Other income	450	323
	2,004	**11,618**
Other income	**35,411**	**45,917**

The "other income" from operating activities principally relates to income from damages payments, income from the writing-back of receivables and other income from personnel grants.

The non-operating income from the disposal of shareholdings and the disposal of real estate reported for the 2007/2008 financial year relates to reserve land not used for operations.

The non-operating income from the disposal of shareholdings and real estate reported for the 2006/2007 financial year largely consists of income from the disposal of DIY store properties and reserve land not used for operations. The DIY store properties were subsequently rented back on a long-term basis within the framework of an operating lease. There are rental extension and purchase options following the non-terminable basic rental period.

	2007/2008 € 000s	2006/2007 € 000s
Other operating expenses from operating activities		
Expenses for exchange rate and payment differences	7,764	6,240
Impairments and defaults on receivables	1,306	1,342
Losses incurred on the disposal of non-current assets	647	1,174
Other operating expenses	3,010	2,160
	12,727	**10,916**
Other operating expenses from non-operating activities		
Extraordinary depreciation of property, plant, and equipment	3,592	5,573
Additions to provisions for onerous contracts	3,490	3,266
Losses incurred on the disposal of non-current assets	3,213	3
Other non-operating expenses	0	45
	10,295	**8,887**
Other expenses	**23,022**	**19,803**
Net income from other income and expenses	**12,389**	**26,114**

"Other operating expenses" mainly relate to losses incurred on damages and expenses for services charged on. The corresponding income is reported under other income.

(7) NET FINANCIAL EXPENSES

Net financial expenses are structured as follows:

	2007/2008 € 000s	2006/2007 € 000s
Financial income		
Interest income on financial instruments measured at updated cost	7,516	5,629
of which from associated companies	(25)	(79)
Interest income on financial instruments used as hedging instruments	942	167
Income on the fair value measurement of derivative financial instruments	489	1,906
Other	38	0
	8,985	**7,702**
Financial expenses		
Interest expenses on financial instruments measured at updated cost	27,735	28,971
Interest expenses on financial instruments used as hedging instruments	146	536
Interest expenses on financial instruments measured at fair value through profit or loss	0	111
Expenses on the fair value measurement of derivative financial instruments	655	490
Other	835	845
of which from associated companies	(207)	(292)
	29,371	**30,953**
Net financial expenses	**-20,386**	**-23,251**

In line with IAS 17 "Leases", financial leasing contracts are reported under property, plant, and equipment and the interest component of the leasing installment amounting to € 153k (2006/2007: € 180k) under interest and similar expenses. Net interest expenses do not include interest incurred for financing the construction stage of real estate development measures. This interest amounted to € 2,666k (2006/2007: € 2,705k) in the year under report and has been capitalized as an integral component of the costs of acquisition and manufacture of the property, plant, and equipment concerned. As in the previous year, the average financing cost rate used to determine the level of debt costs to be capitalized amounted to 5.9%.

(Deferred) interest payments on interest swaps included as a hedging instrument within cash flow hedges pursuant to IAS 39 are netted for each swap contract and recognized on the basis of their net amount either as interest income or interest expenses.

The income and expenses on the fair value measurement of derivative financial instruments include the ineffective portion of the change in value, amounting to € -648k (2006/2007: € -417k), of a swap which is included as a hedging instrument within a hedging relationship pursuant to IAS 39. The other net changes in value amounting to € 482k (2006/2007: € 1,833k) relate to derivatives measured at fair value through profit or loss.

(8) TAXES ON INCOME

The taxes on income reported include the taxes on income paid or payable in the individual countries, as well as deferred tax accruals.

The German companies included in the HORNBACH-Baumarkt-AG Group are subject to an average trade tax rate of approximately 14% of their trading income (2006/2007: 16%). The corporate income tax rate amounts to 15% (2006/2007: 25%), plus 5.5% solidarity surcharge.

All domestic deferred tax items have been valued at an average tax rate of 30% (2006/2007: 38%). The calculation of foreign income taxes is based on the relevant laws and regulations in force in the individual countries. The income tax rates applied to foreign companies range from 16% to 30% (2006/2007: 16% to 29%).

The actual income tax charge of € 9,149k (2006/2007: € 12,198k) is € 7,580k lower (2006/2007: € 15,487k lower) than the expected tax charge of € 16,729k (2006/2007: € 27,685k), which would have been payable by applying the average tax rate of 30% (2006/2007: 38%) to the pre-tax earnings of the Group.

Deferred tax assets have been stated for as yet unutilized losses carried forward amounting to € 26,895k (2006/2007: € 29,775k). HORNBACH-Baumarkt-AG expects it to be possible to offset the tax losses carried forward, which in some cases are attributable to start-up losses in individual countries, against future earnings in full. No deferred tax assets have been reported in the case of losses carried forward amounting to € 6,886k (2006/2007: € 1,547k) in view of the fact that a future realization of the resultant benefit is not to be expected.

At its meeting on July 6, 2007, the German Federal Council adopted the 2008 Corporate Taxation Reform Act. This has resulted in the tax rate in Germany being amended from its previous level of around 38% to around 30%. The deferred tax assets and liabilities previously stated have been adjusted to the tax rate now valid. This adjustment resulted in deferred tax income amounting to € 8.3 million.

Breakdown of the tax charge:

	2007/2008 **€ 000s**	2006/2007 € 000s
Current taxes on income		
Germany	4,867	-5,673
Other countries	15,192	15,273
	20,059	**9,600**
Deferred tax expenses/income		
due to changes in temporary differences	-2,205	2,585
due to changes in tax rates	-8,507	-249
due to losses carried forward	-198	262
	-10,910	**2,598**
Taxes on income	**9,149**	**12,198**

Deferred taxes amounting to € -305k (2006/2007: € -389k) have been recognized directly in equity.

The transition from the anticipated to the actual income tax charge is as follows:

	2007/2008		2006/2007	
	€ 000s	%	€ 000s	%
Anticipated income tax charge	16,729	100.0	27,685	100.0
Difference between local tax rate and group tax rate	-3,673	-22.0	-6,682	-24.1
Tax reductions due to distributions	0	0.0	-898	-3.3
Tax-free income	-576	-3.4	-176	-0.6
Tax reductions/increases due to changes in tax rates	-8,507	-50.9	-249	-0.9
Tax increases attributable to expenses not deductible for tax purposes and to unstated losses carried forward	5,948	35.6	2,275	8.2
Non-period current and deferred taxes	-772	-4.6	-9,534	-34.4
Miscellaneous tax effects	0	0	-223	-0.8
Taxes on income	**9,149**	**54.7**	**12,198**	**44.1**
Effective tax rate in%	16.4		16.7	

(9) EARNINGS PER SHARE

The basic earnings per share are calculated in line with IAS 33 "Earnings per Share" by dividing the consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG by the weighted average number of shares in circulation during the financial year.

Earnings per share

	2007/2008	2006/2007
Weighted number of shares issued	15,623,721	15,369,761
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in €)	46,613,659	60,657,670
Earnings per share (in €)	**2.98**	**3.95**

The weighted average number of shares issued is calculated as follows:

	2007/2008	2006/2007
Shares issued as of March 1	15,506,120	15,200,320
Impact of the issue of new shares	117,601	169,441
	15,623,721	**15,369,761**

The share option plans (Note 34) mean that shares with a potentially dilutive effect have arisen, which have a partial impact on earnings per share. Diluted earnings per share are calculated as follows:

Diluted earnings per share

	2007/2008	2006/2007
Weighted number of shares issued, including potential shares with a dilutive effect	15,806,954	15,583,835
Consolidated net income allocable to shareholders of HORNBACH-Baumarkt-AG (in €)	46,613,659	60,657,670
Earnings per share (in €)	**2.95**	**3.89**

The weighted number of shares issued, including potential shares with a dilutive effect, is calculated as follows:

	2007/2008	2006/2007
Weighted number of shares issued	15,623,721	15,369,761
Impact of 1999 share option plan	183,233	214,074
	15,806,954	**15,583,835**

(10) OTHER DISCLOSURES ON THE INCOME STATEMENT

PERSONNEL EXPENSES

The individual expense items include the following personnel expenses:

	2007/2008 € 000s	2006/2007 € 000s
Wages and salaries	325,615	315,853
Social security contributions and pension expenses	68,437	67,956
	394,052	**383,809**

The social security contributions include pension expenses amounting to € 3,332k (2006/2007: € 3,252k). The personnel expenses include expenses of € 20,827k (2006/2007: € 19,485k) in connection with the employer's share of the statutory pension scheme.

DEPRECIATION AND AMORTIZATION

The depreciation of property, plant, and equipment and amortization of intangible assets were structured as follows:

	2007/2008 € 000s	2006/2007 € 000s
Scheduled amortization of intangible assets and depreciation of property, plant, and equipment	58,952	58,770
Extraordinary depreciation of property, plant, and equipment	3,592	5,573
	62,544	**64,343**

As in the previous year, the extraordinary depreciation undertaken in the 2007/2008 financial year relates to land and buildings. Reference is also made to Note 12 in this respect.

Depreciation and amortization is included in the following items in the income statement:

2007 / 2008 financial year € 000s	Intangible assets	Property, plant, and equipment and investment property	Total
Selling and store expenses	445	47,902	48,347
Pre-opening expenses	0	3	3
General and administration expenses	4,495	6,107	10,602
Other income and expenses	0	3,592	3,592
	4,940	57,604	62,544

2006 / 2007 financial year € 000s	Intangible assets	Property, plant, and equipment and investment property	Total
Selling and store expenses	764	47,199	47,963
Pre-opening expenses	0	14	14
General and administration expenses	4,495	6,298	10,793
Other income and expenses	0	5,573	5,573
	5,259	59,084	64,343

NOTES ON THE CONSOLIDATED BALANCE SHEET

(11) INTANGIBLE ASSETS

The development of intangible assets during the 2006/2007 and 2007/2008 financial years was as follows:

€ 000s	Franchises, industrial property rights, and similar rights and values, as well as licenses to such rights and values	Goodwill	Assets under construction	Total
Cost of acquisition/manufacture				
Balance at 3.1.2006	60,140	3,860	233	64,233
Additions	4,537	0	1,054	5,591
Disposals	5	0	4	9
Reclassifications	201	0	-92	109
Foreign currency translation	-1	0	0	-1
Balance at 2.28.2007	**64,872**	**3,860**	**1,191**	**69,923**
Balance at 3.1.2007	64,872	3,860	1,191	69,923
Additions	2,234	0	65	2,299
Disposals	7,152	0	0	7,152
Reclassifications	1,106	0	-1,098	8
Foreign currency translation	45	0	0	45
Balance at 2.29.2008	**61,105**	**3,860**	**158**	**65,123**
Amortization				
Balance at 3.1.2006	37,862	0	0	37,862
Additions	5,258	0	0	5,258
Disposals	5	0	0	5
Foreign currency translation	-2	0	0	-2
Balance at 2.28.2007	**43,113**	**0**	**0**	**43,113**
Balance at 3.1.2007	43,113	0	0	43,113
Additions	4,940	0	0	4,940
Disposals	5,782	0	0	5,782
Foreign currency translation	45	0	0	45
Balance at 2.29.2008	**42,316**	**0**	**0**	**42,316**
Net carrying amount at 2.29.2008	**18,789**	**3,860**	**158**	**22,807**
Net carrying amount at 2.28.2007	21,759	3,860	1,191	26,810

As in the previous year, the additions to franchises, industrial property rights, and similar rights and values, and licenses to such rights and values mainly relate to license fees for SAP software and expenses incurred in connection with adapting the software to its intended utilization. The additions mainly relate to the expansion of the existing SAP system.

Disposals of € 1,370k are to be reported for the financial year under report (2006/2007: € 5k). These mainly relate to the disposal of software and of the utilization rights for a piece of land acquired in the 2007/2008 financial year.

As in the previous year, there are no major restrictions on ownership and disposition rights.

(12) PROPERTY, PLANT, AND EQUIPMENT, AS WELL AS INVESTMENT PROPERTY

The development of property, plant, and equipment during the 2006/2007 and 2007/2008 financial years was as follows:

€ 000s	Land, leasehold rights, and buildings, including buildings on non-proprietary land	Investment property (IAS 40)	Other equipment, plant, and office equipment	Assets under construction	Total
Cost of acquisition/manufacture					
Balance at 3.1.2006	508,143	36,156	419,560	14,253	978,112
Reclassification to non-current assets held for sale	0	-5,829	0	0	-5,829
Additions	26,383	1,519	25,919	27,237	81,058
Disposals	21,187	747	20,235	150	42,319
Reclassifications pursuant to IAS 40	888	-888	0	0	0
Reclassifications	3,205	0	1,369	-4,683	-109
Foreign currency translation	-260	0	436	-53	123
Balance at 2.28.2007	**517,172**	**30,211**	**427,049**	**36,604**	**1,011,036**
Balance at 3.1.2007	517,172	30,211	427,049	36,604	1,011,036
Reclassification to non-current assets held for sale	-96,685	-13,524	0	0	-110,209
Additions	56,612	234	37,460	8,377	102,683
Disposals	833	8	20,883	1,424	23,148
Reclassifications	26,397	0	3,766	-30,171	-8
Foreign currency translation	6,758	0	2,985	35	9,778
Balance at 2.29.2008	**509,421**	**16,913**	**450,377**	**13,421**	**990,132**
Depreciation					
Balance at 3.1.2006	92,817	13,285	286,685	263	393,050
Reclassification to non-current assets held for sale	0	-2,415	0	0	-2,415
Additions	12,852	2,316	40,841	3,076	59,085
Disposals	8,576	747	18,556	0	27,879
Reclassifications pursuant to IAS 40	816	-816	0	0	0
Foreign currency translation	3	0	104	0	107
Balance at 2.28.2007	**97,912**	**11,623**	**309,074**	**3,339**	**421,948**
Balance at 3.1.2007	97,912	11,623	309,074	3,339	421,948
Reclassification to non-current assets held for sale	-13,195	-5,312	0	0	-18,507
Additions	12,808	238	41,116	3,442	57,604
Disposals	722	0	19,667	0	20,389
Reclassifications	4,441	0	-14	-4,427	0
Foreign currency translation	1,055	0	1,948	81	3,084
Balance at 2.29.2008	**102,299**	**6,549**	**332,457**	**2,435**	**443,740**
Carrying amount at 2.29.2008	**407,122**	**10,364**	**117,920**	**10,986**	**546,392**
Carrying amount at 2.28.2007	419,260	18,588	117,975	33,265	589,088

Of the amounts reclassified to "Non-current assets held for sale" during the 2007/2008 financial year, assets amounting to € 37,381k have already been sold.

During the 2007/2008 financial year, extraordinary depreciation of € 3,592k was undertaken on buildings (€ 150k) and buildings under construction (€ 1,114k) in the real estate segment and depreciation of € 2,328k on other property, plant, and equipment. Of this sum, € 150k (2006/2007: € 2,228k) related to investment property. In the previous year, extraordinary depreciation of € 5,573k was undertaken on land (€ 136k), buildings (€ 2,272k), buildings under construction (€ 3,070k) and outdoor facilities (€ 89k) in the real estate segment, and depreciation of € 6k on other property, plant, and equipment.

The extraordinary depreciation relates to assets not used for operations, to advance payments made for planned DIY store locations, and to DIY megastores with garden centers under construction and results from the valuation of assets whose carrying amounts are in excess of their respective net sale values. The net sale values of the assets were in most cases determined on the basis of purchase offers and of contracts already concluded.

Reference is made to Note 7 with regard to capitalized financing costs.

The real estate assets are predominantly owned by HORNBACH-Baumarkt-AG and by real estate companies established for this purpose.

Other equipment, plant, and office equipment mainly relate to HORNBACH-Baumarkt-AG in the case of German consolidated companies and to HORNBACH Baumarkt GmbH, HORNBACH Baumarkt Luxemburg SARL, HORNBACH Baumarkt CS spol s.r.o., HORNBACH Bouwmarkt (Nederland) B.V., HORNBACH Baumarkt (Schweiz) AG, HORNBACH-Baumarkt SK spol s.r.o., HORNBACH Byggmarknad AB, and HORNBACH Centrala SRL in the case of foreign consolidated companies.

Investment property mainly relates to retail properties at various locations in Germany. The respective rental contracts have basic rental periods of 1 to 15 years and in some cases provide for prolongation options for the lessee. The properties leased to third parties are stated at cost less scheduled straight-line depreciation. A useful life of 33 years has been assumed. The fair value of investment property amounts to approximately € 12,335k (2006/2007: € 20,503k). The fair values have been determined by independent experts in the overwhelming majority of cases. The valuations are based on the capitalized earnings power of the individual pieces of real estate on the open market at the reporting date on February 29, 2008. In some cases, the fair values have been based on purchase offers received.

Non-current assets which are available to the Group on the basis of financial leasing contracts have been reported in the balance sheet as property, plant, and equipment amounting to € 1,662k (2006/2007: € 1,828k). These relate to rented buildings. Financial leasing contracts are generally concluded for a basic rental period of 10 to 20 years. At the end of the basic rental period, there is an option to extend the contract at least once for a period of 5 years. The leased assets act as security for the relevant leasing obligations.

In addition to financial leasing contracts, the HORNBACH-Baumarkt-AG Group has rental and leasing contracts for DIY store real estate which qualify as operating leasing contracts as a result of the assets leased being economically attributable to the lessor. The leasing contracts have non-terminable basic rental periods of 15 to 20 years and generally have rent prolongation or purchase options.

Rental expenses, excluding ancillary expenses, resulting from operating lease contracts were reported at € 119,201k in the 2007/2008 financial year and at € 111,635k in the 2006/2007 financial year.

The real estate in question acts as security for bank loans in the form of registered land charges amounting to € 188,411k (2006/2007: € 216,738k).

Investment subsidies amounting to € 43k were claimed at HORNBACH-Baumarkt-AG for plant and office equipment for the Vilshofen location in the 2007/2008 financial year (2006/2007: € 23k). Of this sum, € 1k related to outdoor facilities (2006/2007: € 0k) and € 42k to plant and office equipment (2006/2007: € 23k).

(13) FINANCIAL ASSETS

Financial assets showed the following developments during the 2006/2007 and 2007/2008 financial years:

€ 000s	Investments	Investment securities	Total
Cost of acquisition			
Balance at 3.1.2006	1	101	102
Disposals	0	101	101
Balance at 2.28.2007	**1**	**0**	**1**
Balance at 3.1.2007	1	0	1
Balance at 2.29.2008	**1**	**0**	**1**
Carrying amount at 2.29.2008	**1**	**0**	**1**
Carrying amount at 2.28.2007	1	0	1

Financial assets have been stated at cost of acquisition, given that their fair values cannot be reliably determined.

(14) OTHER NON-CURRENT ASSETS

Other non-current assets relate to deposits of € 1,824k (2006/2007: € 1,735k) paid as security for possible subsequent claims to purchase price reductions on the part of the buyer. The deposits have a maximum term of 14 years. Moreover, this item also includes an advance payment of € 138k (2006/2007: € 138k) for a piece of land and one guarantee amounting to € 337k (2006/2007: € 165k) for time account reinsurance in the event of insolvency. Furthermore, this item also includes the net balance of the fair value of plan assets and the fair value of the pension obligation for the statutory pension obligation in Switzerland, which amounts to € 2,009k (2006/2007: € 603k). Further details and the development of this item have been depicted in Note 23.

(15) DEFERRED TAXES

Deferred taxes relate to the following items:

	2.29.2008		2.28.2007	
	Assets € 000s	**Liabilities € 000s**	Assets € 000s	Liabilities € 000s
Intangible assets and property, plant, and equipment	1,376	31,682	1,036	38,151
Inventories	165	3,788	94	3,575
Other assets and liabilities	637	205	49	228
Other provisions	3,136	540	4,857	223
Liabilities	523	2,975	575	4,508
Tax-free reserves	–	3,180	–	8,612
Losses carried forward	7,082	–	7,931	–
Consolidated balance sheet	**12,919**	**42,370**	**14,542**	**55,297**

(16) INVENTORIES

	2.29.2008 € 000s	2.28.2007 € 000s
Auxiliary materials and supplies	2,894	2,134
Merchandise	479,532	448,200
Inventories (gross)	**482,426**	**450,334**
less impairments	3,597	4,320
Inventories (net)	**478,829**	**446,014**
Carrying amount of inventories measured at net sale value	17,684	25,600

(17) ACCOUNTS RECEIVABLE AND OTHER ASSETS

The accounts receivable and other assets of the Group are structured as follows:

	2.29.2008 € 000s	2.28.2007 € 000s
Accounts receivable	2,261	3,676
Receivables from associated companies	589	706
of which from shareholders	(324)	(0)
Receivables from the valuation of derivative financial instruments	2,487	3,122
Other receivables and assets	37,389	30,682
	42,726	**38,186**

The following tables provide an analysis of the financial assets included under receivables and other assets. Only those receivables which have been individually written down have been portrayed as having been written down. The HORNBACH-Baumarkt-AG Group also accounts for credit risk by stating portfolio write-downs calculated on the basis of historic default rates and empirical values.

2.29.2008 € 000s	Carrying amount	of which: neither impaired nor overdue	of which: not written down, but overdue within the following time bands (days)				
			< 60	61–90	91–180	181–360	> 360
Accounts receivable	2,261	914	967	51	70	45	172
Receivables from associated companies	589	589					
of which from shareholders	(324)	(324)					
Receivables from the valuation of derivative financial instruments	2,487	2,487					
Other receivables and assets	29,908	26,256	1,777	898		87	
	35,245	**30,246**	**2,744**	**949**	**70**	**132**	**172**

2.28.2007 € 000s	Carrying amount	of which: neither impaired nor overdue	of which: not written down, but overdue within the following time bands (days)				
			< 60	61–90	91–180	181–360	> 360
Accounts receivable	3,676	1,424	1,443	148	234	110	316
Receivables from associated companies	706	706					
Receivables from the valuation of derivative financial instruments	3,122	3,122					
Other receivables and assets	26,471	21,583	3,445				
	33,975	**26,835**	**4,888**	**148**	**234**	**110**	**316**

Write-downs on accounts receivable and on other receivables and assets developed as follows:

€ 000s	Accounts receivable		Other receivables and assets	
	2007/2008	2006/2007	**2007/2008**	2006/2007
Volume of write-downs at March 1	**622**	**700**	**589**	**1,410**
Utilized	546	415	150	1,132
Released	11	58	28	74
Added	245	396	508	393
Foreign currency translation	11	-1	18	-8
Volume of write-downs at end of financial year	**321**	**622**	**937**	**589**
of which individual write-downs	228	547	937	589
of which portfolio write-downs	93	75		

The complete cancellation of receivables resulted in expenses of € 291k (2006/2007: € 53k). The receipt of receivables already cancelled from the books resulted in income of € 135k (2006/2007: € 131k).

As in the previous year, there are no major restrictions on ownership or disposition rights in respect of the other receivables and assets reported in the balance sheet.

Other receivables and assets include receivables in connection with product reimbursements, receivables from credit card companies, and deferred charges and prepaid expenses.

(18) CASH AND CASH EQUIVALENTS

	2.29.2008 € 000s	2.28.2007 € 000s
Credit balances at banks	147,913	176,717
Checks and cash on hand	19,212	16,237
	167,125	**192,954**

(19) NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE

This item includes five (2006/2007: two) pieces of land or real estate not used for operations, a DIY store property, and the assets and liabilities of three real estate companies, all of which are highly likely to be sold in the coming financial year. The assets and liabilities are allocated to the real estate segment. Extraordinary write-ups of € 120k were undertaken on the assets in the 2007/2008 financial year (2006/2007: € 0k). In the previous year, extraordinary depreciation of € 86k was undertaken.

Of the assets reclassified from non-current assets in the current 2007/2008 financial year, assets amounting to € 37,381k have already been sold.

	2.29.2008 € 000s	2.28.2007 € 000s
Non-current assets	57,734	3,614
Other assets	41	0
Cash and cash equivalents	1	0
Assets of the disposal group	**57,776**	**3,614**
Deferred taxes	753	0
Liabilities to banks	13,169	0
Other liabilities	72	0
Liabilities of the disposal group	**13,994**	**0**

(20) SHAREHOLDERS' EQUITY

The development in the shareholders' equity of the HORNBACH-Baumarkt-AG Group is shown in the statement of changes in group equity for the 2007/2008 and 2006/2007 financial years.

Share capital

As a result of the exercising of subscription rights in connection with the 1997 and 1999 share option plans, a total of 178,900 new non-par ordinary shares in the company were issued during the 2007/2008 financial year in the form of a conditional capital increase (2006/2007: 305,800 shares from 1999 share option plan). The issuing of these new shares led the share capital of the company to rise by € 536,700 (2006/2007: € 917,400) to its current level of € 47,055,060 (2006/2007: € 46,518,360). This is divided into 15,685,020 ordinary shares (2006/2007: 15,506,120).

The following provisions apply for the authorized and conditional capital:

The Annual General Meeting held on August 28, 2003 resolved to create new authorized capital I and authorized capital II in line with the following provisions:

The Board of Management is authorized, subject to the approval of the Supervisory Board of the company, to increase the share capital of the company by up to € 7,500,000.00 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash contributions (Authorized Capital I).

The Board of Management is authorized, subject to the approval of the Supervisory Board of the company, to increase the share capital of the company by up to € 15,000,000.00 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash or non-cash contributions (Authorized Capital II).

Total authorized capital therefore amounts to € 22,500,000.00. This is equivalent to 47.82% (2006/2007: 48.37%) of the current share capital.

The Annual General Meeting held on August 28, 1997 resolved a conditional increase in the share capital by up to € 565,500.00 in order to implement the 1997 share option plan (Conditional Capital I). As there are no more conversion periods, the remaining conditional capital has lapsed. In the previous year, a total of 32,500 new ordinary shares in the company were issued by means of a conditional capital increase. The issuing of these new shares increased the company's share capital by € 97,500.00 in the previous year.

The Annual General Meeting held on August 26, 1999 resolved the creation of additional conditional capital up to a total nominal amount of € 4,500,000.00 by means of the issue of up to 1,500,000 ordinary shares. This capital is earmarked for the 1999 HORNBACH share option plan, details of which can be found under Note 34 (Conditional Capital II).

A total of 178,900 option rights to shares (2006/2007: 273,300) with a nominal value of € 536,700.00 (2006/2007: € 819,900.00) were exercised during the 2007/2008 financial year. Accordingly, the level of conditional capital still available as of the reporting date on February 29, 2008 amounted to € 2,576,940.00 (2006/2007: € 3,113,640.00).

On the basis of a resolution adopted by the Board of Management on October 1, 2007, the employees of HORNBACH-Baumarkt-AG and its foreign subsidiaries were offered employee shares at a preferential price of € 30.00 per share. A total of 10,617 shares were acquired via the stock exchange at an average price of € 59.67 and subsequently assigned to employees. An amount of € 172k was recognized in equity to account for the difference (€ 16.17) between the acquisition price and the stock market price upon the date of the resolution. The difference between the preferential sale price and the stock market price (€ 13.50) has been recognized through profit or loss.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on April 20, 2002 pursuant to Section 41 (3) of the German Securities Trading Act (WpHG): HORNBACH HOLDING AG, Bornheim/Pfalz, has notified us in accordance with Section 41 (2) Sentence 1 of the German Securities Trading Act (WpHG) that it held 80.29% of the voting rights in HORNBACH-Baumarkt-AG on April 1, 2002. These related exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on August 16, 2002 pursuant to Section 25 (1) of the German Securities Trading Act (WpHG): HORNBACH-Familien-Treuhandgesellschaft mbH, Annweiler am Trifels, has notified us in accordance with Sections 21 (1) and 22 (1) No. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG exceeded the 5% threshold on August 6, 2002 and is now equivalent to 80.29%. These relate exclusively to voting rights allocable in accordance with Section 22 (1) No. 1 of the German Securities Trading Act (WpHG).

Furthermore, HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on October 16, 2002 pursuant to Section 25 (1) of the German Securities Trading Act (WpHG): Kingfisher plc, London/UK, has notified us in accordance with Section 21 (1) of the German Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on October 11, 2002. Kingfisher plc is now entitled to approximately 5.5% of the voting rights in our company (826,924 ordinary shares). These relate exclusively to its own voting rights. Prior to its acquisition of the 826,924 voting rights, Kingfisher held no voting rights whatsoever in HORNBACH-Baumarkt-AG.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on May 30, 2003 pursuant to Section 25 (1) of the German Securities Trading Act (WpHG): Platinum Asset Management ltd., Sydney/Australia, has notified us in accordance with Section 21 (1) of the German Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on May 27, 2003, and now amounts to around 5.51%. These relate exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification electronically with the aim of circulation across Europe on June 14, 2007 pursuant to Section 26 (1) of the German Securities Trading Act (WpHG): Eijsvogel Finance Limited, 3 Sheldon Square, London W2 6PX, UK, notified us on June 14, 2007 pursuant to Section 21 (1) of the German Securities Trading Act (WpHG) that the share of voting rights held by Eijsvogel Finance Limited in HORNBACH-Baumarkt-AG (ISIN DE0006084403) exceeded the 3% and 5% thresholds on June 12, 2007 and amounted to 5.33% (826,924 voting rights) at that date.

Retained earnings
Retained earnings involve "statutory reserves" and "other revenue reserves", as well as cumulative earnings.

Of the retained earnings of HORNBACH-Baumarkt-AG, an unchanged total of € 1,022,583.76 constitutes statutory reserves.

An amount of € 22,000k was allocated to the retained earnings of HORNBACH-Baumarkt-AG in the 2007/2008 financial year (2006/2007: € 11,200k).

Retained earnings also include foreign currency translation differences amounting to € 9,744k (2006/2007: € 3,318k).

Disclosures concerning capital management
The capital management practiced by HORNBACH-Baumarkt-AG pursues the aim of maintaining a suitable equity base in the long term. The equity ratio is viewed as representing an important key figure for investors, analysts, banks, and rating agencies. The company aims on the one hand to achieve the growth targets it has set itself while maintaining healthy financing structures and a stable dividend policy and on the other hand to achieve long-term improvements in its key rating figures. The capital management instruments deployed include active debt capital management.

The company has entered into covenants towards some providers of debt capital which require it to maintain an equity ratio of at least 25%. The equity ratio, interest cover, debt/equity ratio, and company liquidity (cash and cash equivalents plus unutilized committed credit lines) are monitored on a monthly basis as part of the company's risk management. Further key figures are calculated on a quarterly basis. In the event of the values falling short of certain target levels, then suitable countermeasures are initiated at an early stage. The covenants were complied with at all times during the 2007/2008 financial year. The equity ratio amounted to 38.2% as of February 29, 2008.

There were no changes in the company's equity management approach during the financial year under report.

(21) DISTRIBUTABLE EARNINGS AND DIVIDENDS
The distributable amounts involve the net earnings reported in the balance sheet of HORNBACH-Baumarkt-AG calculated in accordance with German commercial law.

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG will propose to the Annual General Meeting that, following the allocation of € 22,000,000.00 to other retained earnings, the net earnings of € 22,154,070.84 reported in the balance sheet of HORNBACH-Baumarkt-AG as of February 29, 2008 be appropriated as follows:

	€
Dividend of € 0.87 (2006/2007: € 0.87) on 15,685,020 shares	13,645,967.40
Additional allocation to retained earnings	8,500,000.00
Balance to be carried forward	8,103.44
	22,154,070.84

(22) FINANCIAL DEBT

Total current and non-current financial debt is structured as follows:

2007/2008 financial year € 000s	Maturities Current < 1 year	 Non-current 1 to 5 years	 Non-current > 5 years	**Carrying amount 2.29.2008 Total**
Bonds	0	0	242,764	**242,764**
Liabilities to banks	27,515	142,268	40,491	**210,274**
Liabilities in connection with finance leases	160	757	1,282	**2,199**
Liabilities in connection with derivative financial instruments	1,136	0	0	**1,136**
Total	**28,811**	**143,025**	**284,537**	**456,373**

2006/2007 financial year € 000s	Maturities Current < 1 year	 Non-current 1 to 5 years	 Non-current > 5 years	Carrying amount 2.28.2007 Total
Bonds	101	0	241,696	**241,797**
of which convertible	(101)	(0)	(0)	**(101)**
Liabilities to banks	28,983	155,072	58,655	**242,710**
Liabilities in connection with finance leases	149	709	1,490	**2,348**
Liabilities in connection with derivative financial instruments	1,277	0	0	**1,277**
Total	**30,510**	**155,781**	**301,841**	**488,132**

HORNBACH-Baumarkt-AG placed a paper with a volume of € 250 million, a term of ten years and an interest coupon of 6.125% on the European capital market for corporate bonds in November 2004. The expenses arising in connection with the corporate bond, amounting to € 10,714k in total, have been distributed over the term of ten years using the effective interest method. The bond is linked to compliance with covenants customary to banks, such as the ratio of EBITDA to interest expenses. Non-compliance with the respective ratios or other obligations set out in the bond agreement may result in a premature repayment obligation. Compliance with the covenants is monitored on a monthly basis as part of the company's internal risk management. In the event of the values falling short of certain target levels, then countermeasures are initiated at an early stage. The company has so far complied with all such covenants.

The inflow of funds from the corporate bond was used to redeem the short-term financing facilities of the HORNBACH-Baumarkt-AG Group in full. The Group did not utilize any financing facilities at the reporting date on February 29, 2008. The current financial debt (< 1 year) amounting to € 28.8 million relates to interest provisions (€ 6.4 million), the portion of long-term financing facilities maturing in the short term (€ 21.3 million) and to the valuation of derivative financial instruments (€ 1.1 million).

Land charges amounting to € 188,411k had been provided as security for existing mortgage loans as of the reporting date (2006/2007: € 216,738k). No contractual obligations were breached during the period under report.

Various bilateral credit lines at the HORNBACH-Baumarkt-AG Group were pooled into a syndicated credit line of € 200.0 million at HORNBACH-Baumarkt-AG in the 2006/2007 financial year. This has a term of 5 years and can be extended on two occasions, in each case by a further year. The first option of extending the credit line by one year was exercised by the banks during the 2007/2008 financial year. The current final maturity date for the credit line is 6.26.2012. The covenants to be complied with, such as EBITDA to interest expenses, are basically equivalent to the obligations governing the bond issued in 2004 and have been complied with at all times.

The HORNBACH-Baumarkt-AG Group had credit lines amounting to € 319.4 million on February 29, 2008 (2006/2007: € 318.8 million). The unutilized credit lines amounted to € 317.5 million (2006/2007: € 315.6 million). Furthermore, HORNBACH-Baumarkt-AG has credit lines for import credits amounting to USD 15.0 million, of which USD 10.6 million (2006/2007: USD 10.3 million) had not been used at the reporting date.

In addition to existing current account liabilities at normal market conditions and the bond issued in the 2004/2005 financial year, the Group also has medium and long-term liabilities to banks. These are mostly fixed-interest loans and consist of the following items:

2007/2008 financial year	Currency	Interest agreement in % (including swap)	Maturity	**Amount 2.29.2008 € 000s**
Loans	€	2.45 to 4.63	2008 to 2011	81,905
Mortgage loans	€	4.56 to 6.36	2008 to 2019	92,490
	CZK	5.08 to 7.98	2010 to 2018	29,478
				203,873

2006/2007 financial year	Currency	Interest agreement in % (including swap)	Maturity	Amount 2.28.2007 € 000s
Loans	€	0.00 to 4.63	2007 to 2011	83,457
Mortgage loans	€	3.84 to 6.36	2007 to 2019	120,701
	CZK	5.08 to 7.98	2010 to 2018	30,634
				234,792

The variable interest rates of swapped mortgage loans charge interest at the 3 month Eurolibor, the 3 month Euribor and the 6 month Euribor. The swap margins range from 0.45 to 1.5 basis points (2006/2007: 0.30 to 1.5 basis points).

Transition of future leasing payments to the liabilities from financial leasing contracts:

2007/2008 financial year € 000s	Current < 1 year	Maturities Non-current 1 to 5 years	Non-current > 5 years	**2.29.2008** **Total**
Liabilities from finance leases	160	757	1,282	2,199
Interest component	141	451	230	822
Total leasing payments to be made in future	**301**	**1,208**	**1,512**	**3,021**

2006/2007 financial year € 000s	Current < 1 year	Maturities Non-current 1 to 5 years	Non-current > 5 years	2.28.2007 Total
Liabilities from finance leases	149	709	1,490	2,348
Interest component	153	500	323	976
Total leasing payments to be made in future	**302**	**1,209**	**1,813**	**3,324**

(23) PENSIONS AND SIMILAR OBLIGATIONS

As a result of legal requirements in individual countries, the HORNBACH-Baumarkt-AG Group has obligations relating to defined benefit and defined contribution pension plans.

Pension commitments in the Netherlands have been accounted for as defined contribution plans, given that the information required to account for these plans as defined benefit plans was not available.

Apart from the contributions, the defined contribution plans do not involve any further obligations on the part of the HORNBACH-Baumarkt-AG Group. The total of all defined contribution pension expenses amounted to € 30,140k in the 2007/2008 financial year (2006/2007: € 27,455k).

In the case of defined benefit plans, a distinction is made between pension plans financed by provisions and those financed by funds. The HORNBACH-Baumarkt-AG Group only has one fund-financed pension plan which is financed via an external pension provider. This pension plan is due to legal requirements in Switzerland.

	2007/2008 **€ 000s**	2006/2007 € 000s
Present value of pension obligation	11,335	12,851
less fair value of plan assets	-13,344	-13,454
Pension commitments as reported in balance sheet	**-2,009**	**-603**
of which pension provision	0	0
of which assets	2,009	603

The plan assets were structured as follows at the reporting date:

	2.29.2008 %	2.28.2007 %
Bonds and obligations	51.2	62.0
Shares	14.0	4.0
Real estate	10.7	11.0
Other	24.1	23.0
	100.0	**100.0**

Change in pension obligation

	2007/2008 € 000s	2006/2007 € 000s
Present value of pension obligation at beginning of period	12,851	11,404
Current service expenses of employer	944	899
Interest expenses	380	306
Employee contributions	474	447
Net balance of payments contributed and paid out	-1,680	463
Insurance premiums	-355	-340
Actuarial gains/losses recognized in equity	-1,564	8
Foreign currency translation	285	-336
	11,335	**12,851**

Change in plan assets

	2007/2008 € 000s	2006/2007 € 000s
Plan assets at beginning of period	13,454	7,934
Expected return on plan assets	462	258
Employer contributions	881	4,982
Employee contributions	474	447
Net balance of payments contributed and paid out	-1,680	463
Insurance premiums	-355	-340
Actuarial losses recognized in equity	-120	-57
Foreign currency translation	228	-233
	13,344	**13,454**

The expenses are included in the following items in the income statement:

	2007/2008 € 000s	2006/2007 € 000s
Selling and store expenses	836	804
Pre-opening expenses	1	0
General and administration expenses	107	95
	944	**899**

Payments of contributions amounting to € 1.0 million are expected for the 2008/2009 financial year.

Actuarial gains and losses may arise on account of changes in the parameters underlying the calculation of the fair value of the pension obligation and the fair value of the plan assets. These changes are recognized directly in equity, together with the share of deferred taxes allocable to such changes.

The actuarial gains and losses recognized in equity have developed as follows:

	2007/2008 € 000s	2006/2007 € 000s
Gains and losses at beginning of period	-65	0
Gains and losses arising during the period	1,444	-65
Foreign currency translation	-13	0
Gains and losses at end of period	**1,366**	**-65**

The calculation has been based on the following actuarial assumptions:

	2.29.2008 %	2.28.2007 %
Discount interest rate	3.6	2.8
Expected long-term return on old-age credits	3.6	2.8
Expected return on plan assets	3.8	3.1
Future salary increases	1.5	1.5
Future pension increases	0.5	0.5

The historic development is as follows:

	2007/2008 € 000s	2006/2007 € 000s	2005/2006 € 000s
Present value of pension obligation	11,335	12,851	11,404
Fair value of plan assets	13,344	13,454	7,934
Yield on plan assets	327	201	–
Empirical adjustments	-166	203	–

(24) OTHER NON-CURRENT LIABILITIES
This item chiefly relates to an accrual stated for the amounts paid by HORNBACH Immobilien AG as settlement for the damages sustained by HORNBACH-Baumarkt-AG in connection with the termination of existing rental agreements and the conclusion of new rental agreements with increased rent and the assumption of maintenance expenses. The accrual item established for this purpose is being written back to earnings over the outstanding term of the original rental agreements (18 years).

Furthermore, this item also includes other non-current personnel provisions which mainly relate to part-time early retirement and to the statutory reserve required in Austria to cover potential claims on the part of employees in the event of their leaving the company.

The provisions for part-time early retirement mainly involve the part-time early retirement agreements concluded by HORNBACH-Baumarkt-AG in the 2005/2006 and 2006/2007 financial years. The work undertaken by part-time early retirees is performed within the framework of the so-called block model.

Provisions amounting to € 7,673k (2006/2007: € 7,502k) have been taken to cover the performance backlog up to the reporting date and for top-up payments. The provisions have been calculated by an independent expert on the basis of the 2005 G mortality tables published by Heubeck-Richttafeln-GmbH and using a discount rate of 5.5% p.a. (2006/2007: 4.34% p.a.). Moreover, provisions of € 52k (2006/2007: € 82k) were taken to cover part-time early retirement obligations in Austria.

Moreover, liabilities relating to the HORNBACH phantom stock plan amounting to € 737k (2006/2007: € 580k) and a provision required by law for the storage of business documents amounting to € 1,160k (2006/2007: € 0k) have also been reported under this item.

(25) ACCOUNTS PAYABLE AND OTHER LIABILITIES

	2.29.2008 € 000s	2.28.2007 € 000s
Accounts payable and advance payments received for orders	192,737	196,081
Liabilities to associated companies	1,082	2,938
of which: to shareholders	(482)	(2,069)
Other liabilities	39,175	32,979
of which: other taxation	(11,630)	(9,983)
of which: social security contributions	(2,107)	(1,831)
	232,994	**231,998**

As in the previous year, all accounts payable and other liabilities have outstanding terms of less than one year.

Accounts payable are secured by reservations of title to the customary extent.

Other taxation liabilities include amounts for which the individual group companies are liable. Liabilities for social security contributions mainly include contributions yet to be remitted to the social security funds. Other liabilities mainly include amounts due for outstanding invoices, deposits and pledged funds, merchandise credits not yet redeemed, and liabilities relating to salary payments to employees.

(26) INCOME TAX RECEIVABLES AND PROVISIONS

The receivables and provisions relating to taxes on income involve current tax liabilities/receivables, taxes resulting from an external tax audit performed in the 2007/2008 financial year, and taxes relating to previous financial years. Current income tax provisions are offset against corresponding income tax refund receivables, provided that they relate to the same tax authority and are identical as far as their type and their due date are concerned. Tax provisions for current income taxes mainly relate to corporate income tax (including the solidarity surcharge) and to trade tax.

No provisions have been stated for potential back payments of tax amounting to € 1,417k in connection with the completed tax audit, as the company will initiate legal proceedings if necessary.

The "German act on fiscal measures accompanying the introduction of the European Company and amending further tax legislation (SEStEG)" came into force on December 12, 2006. Among other aspects, this act provides for allowing the refunds of corporate income tax credits resulting from the retention of profit in accordance with previous corporation tax law requirements no longer to be linked to the distribution of profits. This corporate income tax credit has to be calculated for the last time as of December 31, 2006 and is subsequently to be paid out in 10 equal annual amounts on September 30 of each year starting in 2008. At the final calculation date, the HORNBACH-Baumarkt-AG Group had corporate income tax refund receivables pursuant to Section 37 of the German Corporate Income Tax Act (KStG) amounting to € 12.2 million. These have been capitalized as current and non-current tax receivables at their present value of € 10.0 million (2006/2007: € 9.3 million).

Reference is made to Note 15 with regard to the deferred taxes capitalized under a separate item.

(27) OTHER PROVISIONS AND DEFERRED LIABILITIES

Development in other provisions and deferred liabilities in the 2007/2008 financial year:

€ 000s	Opening balance 3.1.2007	Utilized	Released	Added	Foreign currency translation	Closing balance 2.29.2008	of which non-current
Other provisions							
Personnel	10,619	1,016	0	1,182	0	10,785	10,785
Other	8,424	1,310	1,044	3,778	-10	9,838	1,160
	19,043	**2,326**	**1,044**	**4,960**	**-10**	**20,623**	**11,945**
Deferred liabilities							
Other taxes	310	145	39	804	0	930	0
Personnel	35,285	33,237	590	30,574	197	32,229	0
Other	7,647	3,545	648	8,789	17	12,260	0
	43,242	36,927	1,277	40,167	214	45,419	0
Total	**62,285**	**39,253**	**2,321**	**45,127**	**204**	**66,042**	**11,945**

Other provisions mainly relate to provisions for litigation expenses, warranty costs, onerous contracts, and the statutory storage of business documents. Reference is made to Note 24 with regard to details of non-current provisions.

Other taxes largely involve the deferral of land and payroll taxes.

The deferred liabilities for personnel obligations primarily relate to outstanding holiday entitlements, overtime, holiday pay, Christmas bonuses, employee bonuses, and the disabled persons levy.

The other deferred liabilities relate in particular to gas, water, electricity, year-end expenses, and insurance contributions.

(28) CONTINGENT LIABILITIES

As in the previous year, there were no contingent liabilities as of February 29, 2008.

(29) OTHER FINANCIAL OBLIGATIONS

2007/2008 financial year € million	Current < 1 year	Maturities Non-current 1 to 5 years	Non-current > 5 years	**2.29.2008 Total**
Purchase obligations for capital expenditures	34.3	0.3	0.0	34.6
Obligations under rental, hiring, leasehold, and leasing contracts	123.5	478.7	672.1	1,274.3
Other financial obligations	2.9	0.0	0.0	2.9
	160.7	**479.0**	**672.1**	**1,311.8**

2006/2007 financial year € million	Current < 1 year	Maturities Non-current 1 to 5 years	Non-current > 5 years	2.28.2007 Total
Purchase obligations for capital expenditures	56.5	0.0	0.0	56.5
Obligations under rental, hiring, leasehold, and leasing contracts	114.4	448.1	683.8	1,246.3
Other financial obligations	2.6	0.0	0.0	2.6
	173.5	**448.1**	**683.8**	**1,305.4**

The obligations resulting from rental, hiring, leasehold, and leasing contracts relate exclusively to those rental contracts in which the companies of the HORNBACH-Baumarkt Group do not constitute the economic owners of the rented assets pursuant to IFRS regulations (Operating Lease). Rental agreements mainly relate to DIY stores in Germany and at foreign locations. The terms of the rental agreements range from 15 to 20 years, and there are subsequent rental prolongation options. The respective agreements include rent adjustment clauses.

(30) FUTURE INCOME FROM RENTAL AND LEASING CONTRACTS

Future income from rental and leasing contracts is structured as follows:

Rental income from third parties € 000s	Maturities		Total
	Current < 1 year	Non-current 1 to 5 years	
2007/2008 financial year	813	24	837
2006/2007 financial year	799	36	835

The rental income results from the letting of retail real estate. In most cases, the rental contracts have terms of between 5 and 15 years.

Rental income has only been reported for up to one year in the case of rental contracts with indeterminate contractual terms. Corresponding amendments have been made to the previous year's figure.

Expenses of € 402k (2006/2007: € 434k) were incurred in connection with the letting of properties to third parties during the year under report.

(31) LEGAL DISPUTES

HORNBACH-Baumarkt-AG does not anticipate that it or any of its group companies will be involved in current or foreseeable court or arbitration proceedings which could have a material effect on the economic situation of the Group. Moreover, appropriate provisions have been taken or adequate insurance benefits are anticipated for any financial charges in connection with other legal or arbitration proceedings involving the group companies. Such charges are therefore not expected to have any significant impact on the financial position of the Group.

(32) SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

The following tables show the carrying amounts and the fair values of financial instruments broken down into the measurement categories set out in IAS 39:

€ 000s	Category	Carrying amount 2.29.2008	Measurement as per IAS 39			Measurement as per IAS 17	Fair value 2.29.2008
			(amortized) cost	fair value in equity	fair value through profit or loss		
Assets							
Financial assets	AfS	1	1				1
Other non-current assets	LaR	1,824	1,824				1,824
Receivables and other assets							
Derivatives with hedge relationship	n. a.	1,998		1,998			1,998
Derivatives without hedge relationship	FAHfT	489			489		489
Other financial assets	LaR	32,758	32,758				32,758
Income tax receivables	LaR	17,307	17,307				17,307
Cash and cash equivalents	LaR	167,125	167,125				167,125
Assets and disposal groups held for sale	LaR	1	1				1
Liabilities							
Financial debt							
Bond	FLAC	242,764	242,764				221,250
Liabilities to banks	FLAC	210,274	210,274				210,487
Liabilities in connection with finance leases	n. a.	2,199				2,199	2,843
Derivatives with hedge relationship	n. a.	1,008		1,008			1,008
Derivatives without hedge relationship	FLHfT	128			128		128
Other non-current liabilities	FLAC	446	446				446
Accounts payable and other liabilities	FLAC	229,627	229,627				229,627
Income tax provisions	FLAC	16,388	16,388				16,388
Deferred liabilities	FLAC	13,190	13,190				13,190
Disposal group liabilities	FLAC	13,241	13,241				13,241

€ 000s	Category	Carrying amount 2.28.2007	Measurement as per IAS 39 (amortized) cost	fair value in equity	fair value through profit or loss	Measurement as per IAS 17	Fair value 2.28.2007
Assets							
Financial assets	AfS	1	1				1
Other non-current assets	LaR	1,759	1,759				1,759
Receivables and other assets							
Derivatives with hedge relationship	n. a.	3,097		3,097			3,097
Derivatives without hedge relationship	FAHfT	25			25		25
Other financial assets	LaR	30,853	30,853				30,853
Income tax receivables	LaR	16,050	16,050				16,050
Cash and cash equivalents	LaR	192,954	192,954				192,954
Liabilities							
Financial debt							
Bond	FLAC	241,797	241,797				261,101
Liabilities to banks	FLAC	242,710	242,710				242,981
Liabilities in connection with finance leases	n. a.	2,348				2,348	3,108
Derivatives with hedge relationship	n. a.	1,155		1,155			1,155
Derivatives without hedge relationship	FLHfT	122			122		122
Other non-current liabilities	FLAC	548	548				548
Accounts payable and other liabilities	FLAC	229,039	229,039				229,039
Income tax provisions	FLAC	15,162	15,162				15,162
Deferred liabilities	FLAC	7,957	7,957				7,957

Aggregate totals by measurement category: € 000s	Category	**Carrying amount 2.29.2008**	Carrying amount 2.28.2007
Loans and receivables	LaR	219,015	241,616
Available for sale financial assets	AfS	1	1
Financial assets held for trading	FAHfT	489	25
Financial liabilities measured at amortized cost	FLAC	725,930	737,213
Financial liabilities held for trading	FLHfT	128	122

Cash and cash equivalents, assets, disposal groups and liabilities held for sale, other financial assets, deferred liabilities, income tax provisions and accounts payable, and other liabilities mature in the short term in the majority of cases. Their carrying amounts therefore approximate to their fair values as of the reporting date.

Non-current income tax receivables are recognized at their present value (see Note 26). The fair value of tax receivables is equivalent to their present value.

The fair value of the publicly listed bond corresponds to the nominal value multiplied by the market value at the reporting date.

The fair values of the liabilities to banks and the liabilities in connection with finance leases have been calculated as present values.

The present values of financial assets and liabilities have been calculated based on current money market interest rates, taking due account of their maturity structure and the respective loan margin.

Net result by measurement category	**2007/2008 € 000s**	2006/2007 € 000s
Loans and receivables (LaR)	-1,517	-1,245
Financial instruments held for trading (FAHfT and FLHfT)	482	1,833
Financial liabilities measured at amortized cost (FLAC)	-2,109	630

The net results of the measurement category financial instruments held for trading mainly consist of income and expenses resulting from the measurement of financial assets at fair value through profit or loss. The net results of the measurement categories loans and receivables and financial liabilities measured at amortized cost involve foreign currency translation items, the results of disposals, and write-downs.

(33) RISK MANAGEMENT AND FINANCIAL DERIVATIVES

Risk management principles

The assets, liabilities, and planned financial transactions of the HORNBACH-Baumarkt-AG Group are subject in particular to risks resulting from changes in exchange rates and interest rates.

The aim of the company's risk management is therefore to minimize these risks by means of suitable financial market-based hedging activities. To achieve this aim, derivative financial instruments are deployed to limit interest rate and foreign currency risks. In general, however, the company only hedges those risks which could impact materially on the financial result.

The necessary decisions may only be taken on the basis of the strategic requirements determined by the Chief Financial Officer. These requirements focus on hedging interest rate and foreign currency risks. Moreover, financial transactions undertaken for speculative trading purposes are prohibited. Over and above that, certain transactions require prior approval by the Supervisory Board.

The treasury department regularly reviews and monitors the current and future interest charge and the foreign exchange requirements of the overall Group. The Board of Management is informed of its findings on a regular basis.

Market risks

For the presentation of market risks, IFRS 7.40 "Financial Instruments: Disclosures" requires the hypothetical impact on profit and loss and equity which would have resulted if those changes in the relevant risk variables (e.g. market interest rates or exchange rates) which could reasonably be assumed to be possible at the reporting date had actually materialized to be presented on the basis of sensitivity analyses. The market risks faced by the HORNBACH-Baumarkt-AG Group consist of foreign currency risks and interest rate risks. The company does not face any other price risks.

Foreign currency risk

Foreign currency risks, i.e. potential reductions in the value of a financial instrument or future cash flow due to changes in foreign exchange rates, particularly apply wherever monetary financial instruments, such as receivables or liabilities, exist in a currency other than the local currency of the company or will exist in the scheduled course of business. The foreign currency risks of the HORNBACH-Baumarkt-AG Group mainly result from financing measures and from the company's business operations. Exchange rate differences arising from the translation of financial statements into the group currency do not constitute a foreign currency risk as defined by IFRS 7.

The group companies are largely financed by means of external financing measures denominated in the functional currency of the corresponding group company (natural hedging). Moreover, there are also intragroup loans denominated in euros, thus resulting in foreign currency risks at those group companies which have a functional currency other than the euro. These risks are basically not hedged.

The foreign currency risks faced by the HORNBACH-Baumarkt-AG Group in its business operations mainly relate to the purchase of goods in the Far East using US dollars and from intragroup supplies and services, which are basically handled in euros. The US dollar currency risk is hedged using forward exchange transactions and fixed deposits denominated in US dollars.

Including hedging measures, the Group had the following main foreign currency items open as of the reporting date:

€ 000s	**2.29.2008**	2.28.2007
EUR	-40,090	-32,360
USD	5,896	4,404

In the sensitivity analysis provided below for foreign currency risks, it has been assumed that the foreign currency holdings as of the reporting date are representative of the financial year as a whole.

If the euro had **appreciated by 10%** compared with the Group's other main currencies at the reporting date and had all other variables remained constant, consolidated earnings before taxes would have been € 4,353k lower (2006/2007: € 3,814k). Conversely, if the euro had **depreciated by 10%** compared with the Group's other main currencies at the reporting date and had all other variables remained constant, then consolidated earnings before taxes would have been € 4,353k higher (2006/2007: € 3,814k). The hypothetical impact on earnings of € +4,353k (2006/2007: € +3,814k) is the result of the following sensitivities: EUR/CHF € 2,674k (2006/2007: € 1,842k), EUR/CZK € -610k (2006/2007: € -763k), EUR/RON € 1,024k (2006/2007: € 158k), EUR/SEK € 1,111k (2006/2007: € 1,181k), EUR/SKK € -115k (2006/2007: € 822k) and EUR/USD € 269k (2006/2007: € 574k).

Interest rate risk

At the end of the year, the Group was principally financed by a euro bond with a nominal total of € 250,000k and by an unsecured borrowers' note loan amounting to € 80,000k. Furthermore, the Group also has long-term fixed-interest euro loans amounting to € 94,395k (2006/2007: € 124,158k) and long-term CZK loans amounting to € 29,478k (2006/2007: € 30,634k). The principal long-term financial liabilities with floating interest rates have been converted into fixed-interest financial liabilities using derivative financial instruments.

The sensitivity analysis provided below is based on the following assumptions:

In the case of fixed-interest primary financial instruments, changes in market interest rates only impact on profit and loss or equity when such instruments are measured at fair value. Primary financial instruments measured at amortized cost are therefore not subject to any interest rate risk as defined in IFRS 7. The same applies to financial liabilities which originally had floating interest rates, but which have been converted into fixed-interest financial liabilities by means of cash flow hedges.

Changes in the market interest rates of interest derivatives designated to hedge primary financial instruments with floating interest rates within the framework of a cash flow hedge impact on the hedging reserve within equity and have therefore been accounted for in the equity-related sensitivity analysis.

Changes in the market interest rates of primary financial instruments with floating interest rates impact on profit and loss and have therefore been accounted for in the sensitivity analysis.

In the sensitivity analysis for interest rate risks, it has been assumed that the volumes as of the reporting date are representative of the financial year as a whole. A parallel shift in the interest rate structure curve has been assumed.

If the market interest rate had been **100 basis points higher** at the reporting date and had all other variables remained constant, then consolidated earnings before taxes would have been € 1,032k higher (2006/2007: € 1,261k) and equity would have been € 3,267k higher (2006/2007: € 4,398k). Conversely, if the market interest rate had been **100 basis points** lower at the reporting date and had all other variables remained constant, then consolidated earnings before taxes would have been € 999k lower (2006/2007: € 1,221k) and equity would have been € 3.445k lower (2006/2007: € 4,341k).

Credit risk

Credit risk involves the risk that a contractual party is unable to comply in part or in full with the obligations entered into upon the conclusion of a financial instrument. The credit risk of the Group is strictly limited to the extent that financial assets and derivative financial instruments are concluded as far as possible with contractual parties of first-class credit standing. Moreover, transactions with individual contractual partners are subject to a maximum limit. The risk of receivables default in the operating business is already considerably reduced on account of the retail format (cash & carry). The maximum credit risk is equivalent to the carrying amounts of the financial assets.

Liquidity risk

The following tables show the contractually agreed (undiscounted) interest and principal repayments for primary and derivative financial liabilities.

2007 / 2008 financial year € 000s	Carrying amount	Cash flows < 1 year	 1 to 5 years	 > 5 years
Primary financial liabilities:				
Bonds	242,764	15,313	61,250	265,313
Liabilities to banks	210,274	54,416	231,123	76,048
Liabilities in connection with finance leases	2,199	301	1,208	1,512
Other non-current liabilities	446		446	
Accounts payable and other liabilities	229,627	229,627		
Income tax provisions	16,388	16,388		
Deferred liabilities	13,190	13,190		
Disposal group liabilities	13,241	13,241		
Derivative financial liabilities:				
Foreign exchange derivatives without hedge relationship	128	128		
Interest derivatives in connection with cash flow hedges	1,008	-20	-81	52
	729,265	**342,584**	**293,946**	**342,925**

2006 / 2007 financial year € 000s	Carrying amount	Cash flows < 1 year	 1 to 5 years	 > 5 years
Primary financial liabilities:				
Bonds	241,797	15,415	61,250	280,625
Liabilities to banks	242,710	56,370	250,612	111,977
Liabilities in connection with finance leases	2,348	302	1,209	1,813
Other non-current liabilities	548		548	
Accounts payable and other liabilities	229,039	229,039		
Income tax provisions	15,162	15,162		
Deferred liabilities	7,957	7,957		
Derivative financial liabilities:				
Foreign exchange derivatives without hedge relationship	122	122		
Interest derivatives in connection with cash flow hedges	1,155	325	1,302	1,666
	740,838	**324,692**	**314,921**	**396,081**

All financial liabilities existing at the reporting date have been included. No account has been taken of budget figures for future new liabilities. Variable interest payments were calculated on the basis of interest rates valid at the reporting date. Liabilities denominated in foreign currencies were translated at the relevant reporting date rate.

Reference is made to Note 22 with regard to the management of liquidity risk.

Hedging measures

Hedging transactions serve to hedge the interest rate and foreign currency risks associated with an underlying transaction.

Cash flow hedges – interest rate risks

Payer interest swaps are concluded for major long-term financial liabilities with floating interest rates. These enable the variable interest rates on the loans to be converted into fixed interest rates. Creditworthiness risks are not hedged.

At the end of the 2007 / 2008 financial year, the Group had interest swaps amounting to € 111,598k (2006 / 2007: € 113,344k), with which a transformation from variable interest commitments to fixed interest commitments was achieved. The fair value of the interest swaps amounted to € 990k as of February 29, 2008 (2006 / 2007: € 1,942k). Of this total, € 1,998k (2006 / 2007: € 3,097k) has been reported under other assets and € 1,008k (2006 / 2007: € 1,155k) under other liabilities. The terms of the interest rate swaps are congruent with the terms of the loans. All interest rate swaps fulfilled the requirements of hedge accounting at February 29, 2008. Changes in the fair values are recorded in the hedging reserve within equity.

Development in the hedging reserve:

	2007/2008 € 000s	2006/2007 €000s
Hedging reserve on March 1 (before deferred taxes)	-916	-2,508
Deferred taxes recorded in the hedging reserve on March 1	375	777
Hedging reserve on March 1 (after deferred taxes)	**-541**	**-1,731**
Measurement of derivative hedging instruments directly in equity	-1,226	1,961
Recognition through profit or loss of gains and losses already recorded in the hedging reserve	796	-369
Change in deferred taxes recorded in the hedging reserve	-12	-402
Hedging reserve at end of financial year	**-983**	**-541**
(of which deferred taxes)	363	375

The following table presents the maturities contractually agreed for the payments, i.e. the time at which the underlying transaction is recognized through profit or loss:

Start	End	Nominal volume at 2.29.2008 in € 000s	Nominal volume at 2.28.2007 in € 000s	Reference rate
06.30.2006	06.30.2011	80,000	80,000	6-month Euribor
09.30.2002	09.30.2017	14,430	14,800	3-month Euribor
09.30.2002	09.30.2017	9,805	10,057	3-month Euribor
12.13.1999	12.30.2014	4,295	4,908	6-month Euribor
12.30.1998	12.31.2013	3,068	3,579	3-month Eurolibor

The HORNBACH-Baumarkt-AG Group meets the hedge accounting requirement set out in IAS 39 in that it documents the relationship between the derivative financial instrument deployed as a hedging instrument and the underlying transaction, as well as the hedging objective and strategy, at the beginning of any hedging measure. This also includes an assessment of the effectiveness of the hedging instruments thereby deployed. The effectiveness of the hedging relationship is assessed prospectively using the critical terms match method. Retrospective effectiveness is calculated at each reporting date using the dollar offset method. A hypothetical derivative is taken as the underlying transaction. A hedging relationship is termed effective when the changes in the value of the hedging instrument and the hypothetical derivative are compensated by between 80% and 125%. Hedging relationships are cancelled without delay upon becoming ineffective.

Other hedging measures – foreign currency risk

The HORNBACH-Baumarkt-AG Group also deploys hedging measures which do not meet the hedge accounting requirements set out in IAS 39, but which nevertheless make an effective contribution towards hedging the Group's financial risks in line with its risk management principles. For example, the HORNBACH-Baumarkt-AG Group hedges the foreign currency risks involved in select (planned) transactions, including the embedded foreign currency derivatives potentially resulting from the transactions, such as those involved in the purchase of merchandise in the Far East using US dollars, by working with macro hedges, such as forward exchange transactions or fixed deposit investments denominated in foreign currencies.

The fair value of forward exchange transactions, including the embedded forward exchange transactions, amounted to € 361k at February 29, 2008 (2006/2007: € -97k). Of this sum, € 489k (2006/2007: € 25k) has been reported under other assets and € 128k (2006/2007: € 122k) under other liabilities.

No fair value hedges or net investment in a foreign operation hedges have been undertaken to date.

Derivatives

The following table provides an overview of the nominal and fair values of derivative financial instruments as of the reporting date.

The values of opposing transactions, such as foreign exchange purchases or sales, have been shown on a net basis. Nominal value totals are shown in the nominal value line without the offsetting of any opposing transactions.

Derivative financial instruments 2007/2008 financial year	Interest caps	Forward exchange transactions	Interest swaps	Total
Nominal value in € 000s	0	23,096	111,598	134,694
Fair value in € 000s (before deferred taxes)	0	361	990	1,351

Derivative financial instruments 2006/2007 financial year	Interest caps	Forward exchange transactions	Interest swaps	Total
Nominal value in € 000s	1,420	32,092	113,344	146,856
Fair value in € 000s (before deferred taxes)	0	-97	1,942	1,845

(34) SHARE OPTION PLANS

1997 SHARE OPTION PLAN

As part of a share option plan for its employees, HORNBACH-Baumarkt-AG issued convertible bonds (then denominated in DM) in the 1997/1998 financial year with the following conditions:

Term:	10 years (July 1, 1997 to June 30, 2007)
Interest:	5.6% p.a.

The convertible bonds entitle their holders to acquire shares in HORNBACH-Baumarkt-AG at a ratio of 1:1 (DM 2,500.00 convertible bonds in 500 shares with a face value of DM 5.00) by making a payment of DM 52.40 (€ 26.79) per share. The conversion price therefore amounts to DM 57.40 (€ 29.35).

Exercise hurdle:	The cash price of the share must be at least 20 % higher than the conversion price (base price) on the day before the conversion is executed, i.e. DM 68.88 (€ 35.22).
Disposition restriction:	The convertible bond and the resultant right are restricted to the person entitled to make the subscription and therefore may not be transferred, encumbered or pledged.
Conversion date:	Two fixed exercise periods of 3 weeks each are envisaged for each calendar year. These periods commence on th third banking day after the Annual General Meeting and on the third banking day after the publication of the nine-month report (mid-December each year).

The beneficiaries of the share option plan were permitted to subscribe for nominal amounts of DM 2,500, DM 5,000 or DM 7,500 of the convertible bond.

The following conditions of conversion also apply:

Latest exercise date:	14 days before the end of the term
Holding period of the shares:	None
Lapse of the conversion right:	Upon termination of the employment contract, three years after retirement, three years after the death of the beneficiary. The convertible bonds are due for repayment when the conversion right lapses.

The bond was repaid in full on June 30, 2007. There have been no further exercise periods since the reporting date on February 28, 2007. Bonds amounting to € 83k were converted into 32,500 shares in the 2006/2007 financial year.

1999 SHARE OPTION PLAN

The Annual General Meeting of HORNBACH-Baumarkt-AG held on August 26, 1999 established a share option plan with the following principal features:

Subscription beneficiaries

A maximum of 1,500,000 subscription rights may be issued during the four-year term of the share option plan. Within this total, the following **maximum** allocations apply to the following groups:

		Number
Group 1:	Members of the Board of Management of HORNBACH-Baumarkt-AG	128,000
Group 2:	Members of management tiers below the Board of Management	1,100,000
Group 3:	Managing directors of domestic and foreign subsidiaries	52,000
Group 4:	Members of management tiers below the managing directors at domestic and foreign subsidiaries	220,000
		1,500,000

Tranches and acquisition periods

Four annual tranches are issued during the respective term. These are issued within two months of the announcement of the company's earnings for the third quarter of the financial year. The issue date for the tranches is thus the date of the corresponding resolution on the issue by the Board of Management and Supervisory Board.

Qualifying period and exercise period
The qualifying period amounts to two years following the issue of each tranche. After two years, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends seven years after the issue of the final tranche.

Subscription price
The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right.

Exercise hurdle and exercise window
For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price, which ranges from € 22.25 to € 29.86 depending on the tranche in question, by at least 30% in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship
The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2007/2008 financial year on account of the acquisition period having expired.

The **total number of subscription rights issued**, including those converted during the 2007/2008 financial year and the subscriptions of employees who have left the company or which have changed hands, was as follows:

2007/2008 (Number)	2.28.2007	Exercised	Lapsed	**2.29.2008**
To members of Group 1:	39,600	-10,800	0	28,800
To members of Group 2:	434,950	-134,260	-12,280	288,410
To members of Group 3:	15,200	-8,000	0	7,200
To members of Group 4:	70,250	-25,840	-640	43,770
	560,000	**-178,900**	**-12,920**	**368,180**

2006/2007 (Number)	2.28.2006	Exercised	Lapsed	2.28.2007
To members of Group 1:	71,100	-31,500	0	39,600
To members of Group 2:	645,680	-188,290	-22,440	434,950
To members of Group 3:	30,400	-12,800	-2,400	15,200
To members of Group 4:	115,680	-40,710	-4,720	70,250
	862,860	**-273,300**	**-29,560**	**560,000**

The share options were converted at a weighted average price of € 25.51 during the year under report (2006/2007: € 25.40).

The fourth tranche of the 1999 share option plan has been valued and accounted for in accordance with IFRS 2 "Share-based Payment". The arithmetical value per share option for the fourth tranche of options issued during the 2002/2003 financial year amounts to € 3.89 per share option. This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. The exercise price of the share options amounts to € 22.25. Expenses of € 295k were accounted for in connection with the valuation of the share option plan in the 2007/2008 financial year (2006/2007: € 117k) and correspondingly recognized in equity. The volumes within this tranche developed as follows in the 2007/2008 financial year:

2007/2008 (Number)	2.28.2007	Exercised	Lapsed	**2.29.2008**
To members of Group 1:	16,200	-4,500	0	11,700
To members of Group 2:	177,115	-36,770	-5,440	134,905
To members of Group 3:	6,800	-1,600	0	5,200
	200,115	**-42,870**	**-5,440**	**151,805**

2006/2007 (Number)	2.28.2006	Exercised	Lapsed	2.28.2007
To members of Group 1:	21.600	-5.400	0	16.200
To members of Group 2:	221.150	-37.035	-7.000	177.115
To members of Group 3:	10.400	-2.400	-1.200	6.800
	253.150	**-44.835**	**-8.200**	**200.115**

2003 PHANTOM STOCK PLAN

On the basis of a resolution dated July 7, 2003, the Board of Management of HORNBACH-Baumarkt-AG adopted a phantom stock plan to avoid any disadvantaging of members of management tiers below the managing directors at domestic and foreign subsidiaries (Group 4 of the 1999 share option plan). The introduction of the 2003 phantom stock plan is intended to provide such employees with the opportunity of also participating in the final tranche of the 1999 share option plan in a comparable manner in terms of the economic outcome.

The value of the option rights is directly dependent on the performance of the share of HORNBACH-Baumarkt-AG, but is exclusively based on the payment of a cash amount. The direct acquisition of shares, as provided for in the 1999 share option plan, is not possible (cash-settled share-based payment).

Subscription beneficiaries and issue date

A total of 108,400 option rights were issued in a single tranche on July 7, 2003 for members of management tiers below the managing directors at domestic and foreign subsidiaries.

Qualifying period and exercise period

The option rights may be exercised for the first time following the conclusion of a qualifying period beginning on the issue date and expiring on February 3, 2005. Following the conclusion of the qualifying period, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends on February 3, 2010.

Subscription price
The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right and amounts to € 22.25.

Exercise hurdle and exercise window
For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price by at least 30 % in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship
The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2007/2008 financial year on account of the acquisition period having expired.

The options showed the following developments:

	2007/2008 Number	2006/2007 Number
Total at beginning of financial year	63,576	81,100
Options lapsed	-1,680	-4,480
Options exercised	-13,361	-13,044
Total at reporting date	**48,535**	**63,576**

At the reporting date on February 29, 2008, the option was valued at an amount of € 18.55 (2006/2007: € 17.47). This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. Expenses of € 157k have been recorded in connection with the valuation of the share option plan in the 2007/2008 financial year (2006/2007: € 289k).

The average share price of HORNBACH-Baumarkt-AG amounted to € 49.78 in the 2007/2008 financial year (2006/2007: € 41.01).

(35) OTHER DISCLOSURES

Employees

The average number of employees was as follows:

	2007/2008	2006/2007
Salaried employees	11,478	10,909
Wage earners	182	197
Trainees	732	677
	12,392	**11,783**
of which: part-time employees	2,775	2,512

In terms of geographical regions, 8,171 of the average workforce were employed in Germany during the 2007/2008 financial year (2006/2007: 7,927) and 4,221 in other European countries (2006/2007: 3,856).

Fee for the services provided by the auditor

The fees recorded as expenses in the 2007/2008 financial year for the auditor of the annual and consolidated financial statements of HORNBACH-Baumarkt-AG, KPMG Deutsche Treuhand-Gesellschaft AG, were structured as follows:

	2007/2008 € 000s	2006/2007 € 000s
Auditing of financial statements	371	432
Other advisory and valuation services	138	0
Tax advisory services	**68**	**104**
Other services	**16**	**0**
	593	**536**

Information on the German Corporate Governance Code

The annual Statement of Compliance with the German Corporate Governance Code required by Section 161 of the German Stock Corporation Act (AktG) was submitted by HORNBACH-Baumarkt-AG on November 28, 2007 and made available to shareholders on the company's homepage.

(36) RELATIONSHIPS WITH CLOSELY RELATED COMPANIES AND PERSONS
In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG has direct or indirect relationships with associated companies in the course of its customary business activities. These include the parent company HORNBACH HOLDING AG and its direct and indirect subsidiaries.

The associated companies are as follows:
HORNBACH-Familien-Treuhandgesellschaft mbH

Parent company
HORNBACH HOLDING AG

Associate companies
HORNBACH Immobilien AG
HORNBACH Baustoff Union GmbH

Subsidiaries and second-tier subsidiaries of associate companies

Union Bauzentrum Hornbach (Bornheim) GmbH
Ruhland-Kallenborn & Co. GmbH
Ruhland-Kallenborn Grundstücksverwaltungsgesellschaft mbH
Robert Röhlinger GmbH
Etablissements Camille Holtz et Cie S. A., Phalsbourg / France
Saar-Lor Immobilière S.C.I., Phalsbourg / France
HIAG Immobilien Beta GmbH
HIAG Immobilien Gamma GmbH
HIAG Immobilien Delta GmbH
HIAG Immobilien Jota GmbH
HIAG Fastigheter i Göteborg AB
HIAG Fastigheter i Helsingborg AB
HIAG Fastigheter i Stockholm AB
HIAG Fastigheter i Göteborg Syd AB
HIAG Fastigheter i Botkyrka AB
HY Immobilien Ypsilon GmbH
HN Immobilien Ny GmbH
HX Immobilien Xi GmbH
HO Immobilien Omega GmbH
HR Immobilien Rho GmbH
HC Immobilien Chi GmbH
HM Immobilien My GmbH
HORNBACH Real Estate Nederland B.V.
HORNBACH Immobilien HK s.r.o.
HORNBACH Immobilien SK-BW s.r.o.
HORNBACH Imobiliare SRL
HMC Development SRL
HB Immobilien Bad Fischau GmbH
SULFAT GmbH & Co. Objekt Bamberg KG
SULFAT GmbH & Co. Objekt Düren KG
SULFAT GmbH & Co. Objekt Saarbrücken KG

The following principal transactions were executed with the associated companies:

	2007/2008 € 000s	2006/2007 € 000s
Rent and ancillary costs for rented DIY stores with garden centers and other real estate	49,143	44,618
Interest charge for group financing	207	292
Allocations paid for administration expenses	2,573	3,219
Allocations received for administration expenses	2,022	1,606
Purchase of non-current assets	31	0
Deliveries and services to HORNBACH HOLDING AG and its subsidiaries	147	332

At February 29, 2008, there were receivables amounting to € 589k (2006/2007: € 706k) and payables amounting to € 1,082k (2006/2007: € 2,938k) due to HORNBACH HOLDING AG and its subsidiaries. All transactions are undertaken at normal market prices and with customary delivery conditions.

HORNBACH HOLDING AG has provided guarantee declarations for liabilities of HORNBACH-Baumarkt-AG amounting to € 51 million (2006/2007: € 59.0 million). Guarantee fees of € 207k (2006/2007: € 292k) were recorded as expenses in this respect during the year under report.

Otmar Hornbach, a former longstanding member of the Supervisory Board and Board of Management, is continuing to put his extensive experience at the disposal of the company within the framework of a consulting agreement. These advisory services are remunerated by means of symbolic amount of one euro each month.

Since March 1, 2006, Albrecht Hornbach, a member of the Supervisory Board, has advised HORNBACH-Baumarkt-AG in the field of information technology and "Technical Procurement". The services performed in connection with this advisory agreement are remunerated with an amount of one euro per month.

(37) EVENTS AFTER THE REPORTING DATE

The Supervisory Board will pass resolution on the approval of the consolidated financial statements on May 20, 2008.

(38) SUPERVISORY BOARD AND BOARD OF MANAGEMENT

The following persons were **members of the Board of Management** in the 2007/2008 financial year:

Steffen Hornbach, Graduate in Engineering Chairman
Susanne Jäger, Businesswoman
Roland Pelka, Graduate in Business Administration
Jürgen Schröcker, Graduate in Business Administration
Manfred Valder, Businessman

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for performing their duties for the Group amounted to € 2,798k (2006/2007: € 2,525k) in the 2007/2008 financial year. Of the aforementioned amount, € 1,048k (2006/2007: € 875k) related to fixed compensation and € 1,750k (2006/2007: € 1,650k) to performance-related components. The members of the Board of Management owned a total of 21,875 shares (2006/2007: 21,790) in HORNBACH-Baumarkt-AG at the reporting date on February 29, 2008.

The following persons were **members of the Supervisory Board** in the 2007/2008 financial year:

As representatives of the shareholders:

Gerhard Wolf Chairman
Graduate in Business Administration
Worms

Dr. Wolfgang Rupf Further Deputy Chairman
Managing Director
AKV Altkönig Verwaltungs GmbH
Königstein

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG
Neustadt an der Weinstrasse

Martin Hornbach
Managing Director
mhb Beteiligungsgesellschaft mbH
Neustadt an der Weinstrasse

Paul Mir since July 12, 2007
Group Commercial Director
Kingfisher plc
London

Paul Worthington until July 12, 2007
Businessman
Ascot

Prof. Dr.-Ing. Jens P. Wulfsberg
Professor of Production Technology
Universität der Bundeswehr Hamburg

As representatives of the employees:

Rudolf Helfer — First Deputy Chairman
Senior Specialist for Occupational Safety — for salaried employees –
Neustadt an der Weinstrasse

Kerstin Heidtke – for salaried employees –
Sales Assistant
Saarbrücken Store

Christian Lilie – for managerial employees –
District Manager
Germany South Region

Johannes Otto – for the trade unions –
Assistant Store Manager
Schwetzingen Store

Ralf Puley – for salaried employees –
Assistant Store Manager
Wuppertal Store

Dirk Reimers – for the trade unions –
Trade Union Secretary
ver.di, Mainz

The compensation of the Supervisory Board amounted to € 188k during the 2007/2008 financial year. Of this sum, € 84k (2006/2007: € 84k) related to basic compensation, € 69k (2006/2007: € 69k) to performance-related compensation and € 35k (2006/2007: € 35k) to committee activities. The members of the Supervisory Board owned a total of 19,390 shares in HORNBACH-Baumarkt-AG at the reporting date (2006/2007: 19,030).

Paul Worthington, who departed from Kingfisher at the end of January 2007, retired from his position on the Supervisory Board upon the conclusion of the Annual General Meeting on July 12, 2007. Paul Mir, Procurement Director of the Kingfisher Group, was elected to the Supervisory Board to succeed Paul Worthington, by the Annual General Meeting on July 12, 2007.

The term in office of all members of the Supervisory Board expires upon the conclusion of the Annual General Meeting releasing them from responsibility for the 2008/2009 financial year. This also applies to the new member of the Supervisory Board who has succeeded the retired member.

MANDATES IN SUPERVISORY BOARDS AND OTHER CONTROL BODIES

(Disclosures pursuant to Section 285 Number 10 of the German Commercial Code – HGB)

Members of the Supervisory Board
a) Membership of statutory supervisory boards
b) Membership of comparable control bodies

Gerhard Wolf
a) HORNBACH HOLDING AG (Chairman)
Kali und Salz GmbH (Chairman)
K+S Aktiengesellschaft (Chairman) until May 14, 2008

Dr. Wolfgang Rupf
a) HORNBACH HOLDING AG (Deputy Chairman)
GC Corporate Finance AG
b) Transmeridian Exploration Inc., Houston, USA

Albrecht Hornbach
a) Wasgau Produktions & Handels AG

Martin Hornbach
a) Unilog Integrata Training AG

Dirk Reimers
b) Metro C+C GmbH

Members of the Board of Management
a) Membership of statutory supervisory boards
b) Membership of comparable control bodies

Roland Pelka
a) Wasgau Produktions & Handels AG

Jürgen Schröcker
a) HORNBACH Immobilien AG (Deputy Chairman)

Manfred Valder
a) HORNBACH Immobilien AG

Bornheim bei Landau, April 29, 2008

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach Susanne Jäger

Roland Pelka Jürgen Schröcker

Manfred Valder

RESPONSIBILITY STATEMENT
BALANCE SHEET OATH

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Bornheim bei Landau, April 29, 2008

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach Susanne Jäger

Roland Pelka Jürgen Schröcker

Manfred Valder

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by HORNBACH-Baumarkt-Aktiengesellschaft, Bornheim bei Landau/Pfalz, comprising the balance sheet, the income statement, statement of recognized income and expense, cash flow statement and the notes to the consolidated financial statements, together with the Group Management Report for the business year from March 1, 2007 to February 29, 2008. The preparation of the consolidated financial statements and the group management report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group Management Report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements and Group Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group Management Report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, April 29, 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Bertram
German Public Auditor

Peters
German Public Auditor

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HORNBACH-Baumarkt-Aktiengesellschaft
Hornbachstrasse
76878 Bornheim bei Landau / Pfalz
Germany
Telephone (+49) 63 48 / 60 - 00
Telefax (+49) 63 48 / 60 - 40 00
info@hornbach.com
www.hornbach.com

Investor Relations

Telephone (+49) 63 48 / 60 - 23 20
invest@hornbach.com
www.hornbach-group.com

Design Concept and Production

colours ec gmbh
Neulandstrasse 2–4
49084 Osnabrück
Germany
info@colours.de
www.colours.de

INTERIM REPORT

HORNBACH-BAUMARKT-AG GROUP

2008/2009

1st QUARTER (MARCH 1 – MAY 31, 2008)

HORNBACH

Es gibt immer was zu tun.

HORNBACH-BAUMARKT-AG GROUP

Interim Report for the 1st Quarter of 2008/2009

(March 1 – May 31, 2008)

- Successful start: consolidated sales up by 6.2 % in Q1 - disproportionate earnings growth
- HORNBACH counters sector trend with like-for-like sales growth in Germany
- International share of sales reaches 40 %

The HORNBACH-Baumarkt-AG Group can report a successful start to the 2008/2009 financial year. Consolidated sales rose by 6.2 % to € 739.2 million (previous year: € 696.0m) in the first quarter (March 1 to May 31, 2008). Thanks to a substantial revival in demand in May 2008, during the period under report the Group was able to surpass the high level of comparable store sales posted for the equivalent quarter in the previous year (plus 1.5 % across the Group). Like-for-like sales rose by 0.6 % in Germany, thus countering the sector trend, and even grew by 2.9 % in other European countries. The share of sales attributable to the Group's international activities increased from 37.5 % to 39.8 %.

In line with expectations, earnings developed very positively at the HORNBACH-Baumarkt-AG Group during the reporting period from March to May 2008. Group operating earnings (EBIT) grew by 49.4 % to € 48.4 million (previous year: € 32.4m). Consolidated earnings before taxes rose by 59.9 % to € 43.6 million (previous year: € 27.3m). Basic earnings per share are reported at € 2.03 (previous year: € 1.26). This pleasing growth in key earnings figures is chiefly due to like-for-like sales growth in Germany and abroad in conjunction with a slight rise in the gross margin, to improved store and administration cost ratios and to higher earnings in the real estate segment.

Key Figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	1st Quarter 2008/2009	1st Quarter 2007/2008	Change in %
Net sales	**739.2**	**696.0**	**6.2**
of which in other European countries	294.5	260.7	13.0
Like-for-like sales growth	1.5%	4.6%	
Gross margin as % of net sales	36.7%	36.5%	
EBITDA	62.2	48.6	28.0
EBIT	48.4	32.4	49.4
Consolidated earnings before taxes	**43.6**	**27.3**	**59.9**
Consolidated net income	31.8	19.5	62.6
Earnings per share in €	2.03	1.26	-
Number of employees	12,304	12,005	2.5
Investments	12.8	23.3	-45.1
Total assets	1,470.2	1,410.7	4.2
Shareholders' equity	549.8	491.8	11.8
Shareholders' equity as % of total assets	37.4%	34.9%	
Number of stores	125	123	1.6
Sales area in 000 m² (based on BHB)	1,385	1,351	2.5
Average store size in m²	11,079	10,981	0.9

Rounding up or down may lead to discrepancies between totals. Percentages calculated on basis of € 000s.

Earnings, Financial and Asset Situation

No new HORNBACH stores were opened in the first three months of the financial year. Preparations progressed at full steam for the opening of new stores in Bucharest (Rumania) and Stockholm (Sweden) scheduled to take place in the second quarter.

The total number of HORNBACH DIY megastores with garden centers remained unchanged in the first quarter of 2008/2009 on the end of the 2007/2008 financial year. Overall, we were operating 125 stores at the reporting date on May 31, 2008 (previous year: 123), of which 91 were in Germany. The 34 stores in other European countries are distributed as follows: Austria (11), Netherlands (8), Czech Republic (6), Switzerland (3), Sweden (2), Slovakia (2), Luxembourg (1), and Rumania (1). With total sales areas of around 1,385,000 m², the average size of a HORNBACH store amounts to almost 11,100 m² (previous year: approx. 11,000 m²).

Sales performance

Our DIY megastores with garden centers concluded the first quarter of the current reporting period (March 1 to May 31, 2008) on a successful note. Net sales at the HORNBACH-Baumarkt-AG Group rose by 6.2 % to € 739.2 million (previous year: € 696m). Sales in Germany improved by 2.2 % to € 444.7 million (previous year: € 435.3m), while sales at the HORNBACH DIY megastores with garden centers outside Germany grew by 13.0 % to € 294.5 million (previous year: € 260.7m). As a result, the international share of sales rose from 37.5 % to 39.8 % in the first quarter.

The performance of the business in the quarter under report was diametrically opposed to that in the first quarter of the previous year. Unusually mild temperatures in the months of March and April 2007 meant that the spring business arrived prematurely. The resultant double-digit sales growth in some cases meant that a very high standard had been set for the current financial year. Significantly cooler, damper weather in March and April 2008, by contrast, meant that the spring season failed to get going in the current year. Our stores were thus unable to match the high performance seen in the previous year during this period. Our sails finally unfurled in May 2008. The sharp rise in demand for garden products and plants boosted sales in this month sufficiently to more than offset the negative figures in the two preceding months. All in all, this enabled us to improve our like-for-like sales across the Group by 1.5 % in the first quarter of 2008/2009. It is particularly pleasing to note that we have returned once more to our path of success in Germany, where like-for-like sales in the first three months of 2008/2009 were 0.6 % above the high figure reported for the previous year. Based on the information available to us, HORNBACH thus outperformed the German sector average by around five percentage points on a cumulative basis (March to May 2008). With like-for-like sales growth of 2.9 %, our stores in other European countries posted a very pleasing performance once again in the first quarter.

Earnings performance

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 28.0 % to € 62.2 million (previous year: € 48.6m). Group operating earnings (EBIT) grew by 49.4 % to € 48.4 million (previous year: € 32.4m). Both the DIY store segment and the real estate segment contributed to this significant earnings growth. In the DIY store segment, we improved our EBIT by 43.2 % to € 44.1 million (previous year: € 30.8m). Due to one-off non-operating items, operating earnings in the real estate segment increased from € 5.2 million to € 9.1 million. Following adjustment for these non-recurring items, the Group's EBIT grew by 37.0 %. Consolidated earnings before taxes rose by 59.9 % to € 43.6 million (previous year: € 27.3m). Net income for the period showed growth of 62.6 % to € 31.8 million (previous year: € 19.5m). Basic earnings per share are reported at € 2.03 (previous year: € 1.26).

The pleasing growth in key earnings figures in the first quarter of 2008/2009 was mainly due to like-for-like sales growth in Germany and abroad accompanied by a slight increase in the gross margin, and to improved cost ratios. The gross profit rose as a percentage of net sales from 36.5 % to 36.7 %. Lower personnel, advertising and general operating expenses meant that the Group's selling and store expenses rose to € 199.3 million (previous year: € 195.0m), thus declining as a proportion of sales. The store expense ratio therefore improved from 28.0 % to 27.0 %. Pre-opening expenses declined from € 3.2 million to € 1.7 million as, unlike in the first quarter of the previous year, no new stores were opened. The administration expense ratio was reduced slightly from 3.8 % to 3.7 %. Alongside the marginal improvement in net financial expenses, the Group's earnings performance also benefited from the increase in other income and expenses from € 2.7 million to € 5.9 million. It should be noted that the previous year's figure was negatively affected by one-off non-operating items of minus € 2.8 million in the real estate segment.

All in all, as predicted in the forecast provided in the 2007/2008 Annual Report published at the end of May, the earnings of the HORNBACH-Baumarkt-AG Group showed marked growth as a proportion of sales in the reporting period from March to May 2008. At the same time, this marks a continuation of the positive trend in sales and earnings which began in the fourth quarter of the past financial year (December 2007 to February 2008).

Financial and asset situation

A total of € 12.8 million was invested in the first three months of the current financial year (previous year: € 23.3m), mainly in plant and office equipment (70 %), and in land and buildings (30 %). The 45 % decline in investment is a reflection of the fact that no new HORNBACH DIY megastores with garden centers were opened in the first quarter of 2008/2009 (previous year: three). Investments were financed in full from the cash flow from operating activities, which amounted to € 113.2 million (previous year: € 51.3m). Information concerning the financing and investing activity of HORNBACH-Baumarkt-AG can be found in the cash flow statement in the notes.

Total assets grew by 4.2 % to € 1,470.2 million at the reporting date on May 31, 2008 (previous year: € 1,410.7m). On the asset side, this increase was mainly due to the rise in cash and cash equivalents by € 47.2 million to € 262.9 million (previous year: € 215.7m). Shareholders' equity as reported in the balance sheet increased from € 491.8 million to € 549.8 million as of May 31, 2008. As a result, the equity ratio improved from 34.9 % to 37.4 %. Long-term financial debt declined by € 29.9 million to € 423.3 million. Short-term financial debt reduced from € 26.9 million to € 25.7 million. Accounts payable and other liabilities, by contrast, rose by € 28.8 million. The Group's net financial debt fell from € 264.4 million in the previous year to € 186.1 million as of May 31, 2008.

Employees

At the reporting date on May 31, 2008, 12,304 individuals (previous year: 12,005) across Europe were in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Outlook

We reported extensively on the macroeconomic, sector-specific and strategic opportunities facing the business activities of the HORNBACH-Baumarkt-AG Group in the outlook provided on Pages 68 to 73 of the 2007/2008 Annual Report. This basic assessment of the company's medium to long-term development potential is still valid upon the publication of this Interim Report. Based on the information currently available, we largely uphold the forecasts provided in the outlook for the Group (Pages 74-75 of the Annual Report). Accordingly, a total of up to five new stores are scheduled to be opened by the end of the current financial year (reporting date on February 28, 2009).

Consolidated sales are expected to show growth in a medium single-digit percentage range in the current 2008/2009 financial year. Both the German and the international businesses are expected to make sustainable growth contributions. We expect to achieve sales growth at our German stores in both absolute terms and on a like-for-like basis compared with the weak basis provided by the previous year. We also expect to continue to outperform average growth rates in the sector. The HORNBACH stores in other European countries will maintain their successful course. The high level of sales achieved in previous years is to be raised further, both in terms of like-for-like sales and by pressing ahead with the international expansion.

Operating earnings (EBIT) for the current financial year (2008/2009) are expected to show markedly disproportionate growth compared with sales and to surpass the figure reported for the 2006/2007 financial year (€ 96m). We aim to achieve this on the one hand by enhancing the earnings power of our DIY store segment (core DIY business). On the other hand, we expect to see significant earnings growth in the real estate segment, largely as a result of the planned disposal of five HORNBACH DIY megastores with garden centers outside Germany by means of sale and leaseback transactions in the further course of the financial year. Depending on the successful completion of the real estate transactions, this should generate disposal profits of between € 30 million and € 35 million and an inflow of funds expected to amount to between € 110 million and € 115 million.

HORNBACH-BAUMARKT-AG GROUP

Income Statement

€ million	1st Quarter 2008/2009	1st Quarter 2007/2008	Change in %
Sales	739,2	696,0	6,2
Cost of goods sold	468,1	442,0	5,9
Gross profit	**271,2**	**254,0**	**6,7**
Selling and store expenses	199,3	195,0	2,2
Pre-opening expenses	1,7	3,2	-48,0
General and administration expenses	27,6	26,2	5,3
Other income and expenses	5,9	2,7	112,9
Operating earnings (EBIT)	**48,4**	**32,4**	**49,4**
Financial income	2,3	1,9	26,1
Financial expenses	7,2	7,0	2,4
Net financial expenses	**-4,9**	**-5,2**	**-6,0**
Consolidated earnings before taxes	**43,6**	**27,3**	**59,9**
Taxes on income	11,8	7,7	53,0
Consolidated net income	**31,8**	**19,5**	**62,6**
Basic earnings per share (in €)	2,03	1,26	61,1
Diluted earnings per share (in €)	2,00	1,24	61,3

Rounding up or down may lead to discrepancies between totals. Percentages calculated on basis of € 000s.

HORNBACH-BAUMARKT-AG GROUP

Balance Sheet

ASSETS	May 31, 2008 € million	%	May 31, 2007 € million	%	February 29, 2008 € million	%
Non-current assets	**594.6**	**40.4**	**610.0**	**43.2**	**596.0**	**44.1**
Intangible assets	22.1	1.5	26.6	1.9	22.8	1.7
Property, plant and equipment	535.2	36.4	539.8	38.3	536.0	39.7
Investment property	10.3	0.7	16.8	1.2	10.4	0.8
Other non-current assets	6.3	0.4	3.3	0.2	5.0	0.4
Non-current income tax receivables	8.9	0.6	9.4	0.7	8.8	0.7
Deferred tax assets	11.8	0.8	14.1	1.0	12.9	1.0
Current assets	**875.6**	**59.6**	**800.7**	**56.8**	**755.0**	**55.9**
Inventories	491.5	33.4	484.4	34.3	478.8	35.4
Accounts receivable and other assets	49.7	3.4	49.7	3.5	42.7	3.2
Income tax receivables	14.1	1.0	9.6	0.7	8.5	0.6
Cash and cash equivalents	262.9	17.9	215.7	15.3	167.1	12.4
Non-current assets and disposal groups held for sale	57.3	3.9	41.2	2.9	57.8	4.3
TOTAL ASSETS	**1,470.2**	**100.0**	**1,410.7**	**100.0**	**1,350.9**	**100.0**

EQUITY AND LIABILITIES	May 31, 2008 € million	%	May 31, 2007 € million	%	February 29, 2008 € million	%
Shareholders' equity	**549.8**	**37.4**	**491.8**	**34.9**	**515.7**	**38.2**
Share capital	47.1	3.2	46.5	3.3	47.1	3.5
Capital reserve	138.9	9.4	134.7	9.5	138.9	10.3
Retained earnings	363.9	24.7	310.6	22.0	329.8	24.4
Non-current liabilities	**489.8**	**33.3**	**528.5**	**37.5**	**488.9**	**36.2**
Long-term financial debt	423.3	28.8	453.2	32.1	427.6	31.7
Deferred taxes	42.9	2.9	56.0	4.0	42.4	3.1
Other non-current liabilities	23.6	1.6	19.2	1.4	18.9	1.4
Current liabilities	**430.6**	**29.3**	**390.5**	**27.7**	**346.3**	**25.6**
Short-term financial debt	25.7	1.7	26.9	1.9	28.8	2.1
Accounts payable and other liabilities	302.2	20.6	273.4	19.4	233.0	17.2
Income tax provisions	27.7	1.9	22.4	1.6	16.4	1.2
Other provisions and accruals	61.4	4.2	67.7	4.8	54.1	4.0
Disposal group liabilities	13.5	0.9	0.0	0.0	14.0	1.0
TOTAL EQUITY AND LIABILITIES	**1,470.2**	**100.0**	**1,410.7**	**100.0**	**1,350.9**	**100.0**

Rounding up or down may lead to discrepancies between totals. Percentages calculated on basis of € 000s.

HORNBACH-BAUMARKT-AG GROUP

Cash Flow Statement

€ million	1st Quarter 2008/2009	1st Quarter 2007/2008
Consolidated net income	**31,8**	**19,5**
Depreciation and amortization of non-current assets	13,8	16,2
Change in provisions	-0,7	0,5
Profits/losses on disposals of non-current assets	-0,1	1,3
Change in inventories, accounts receivable and other assets	-26,0	-52,8
Change in accounts payable and other liabilities	92,9	66,1
Other non-cash income/expenses	1,6	0,6
Cash flow from operating activities	**113,2**	**51,3**
Proceeds from disposals of non-current assets	0,3	0,3
Payments for investments in property, plant and equipment	-12,4	-22,2
Payments for investments in intangible assets	-0,4	-1,1
Cash flow from investing activities	**-12,5**	**-23,0**
Repayment of long-term debt	-4,8	-4,9
Payment for group financing activities	0,0	-0,3
Change in short-term debt	-0,2	-0,5
Cash flow from financing activities	**-5,0**	**-5,7**
Cash-effective change in cash and cash equivalents	95,7	22,7
Change in cash and cash equivalents due to changes in exchange rates	0,2	0,1
Cash and cash equivalents at March 1	167,1	193,0
Cash and cash equivalents at May 31	**262,9**	**215,7**

Rounding up or down may lead to discrepancies between totals.

The cash flow from operating activities was reduced by € 5.7 million on account of tax payments (previous year: € 3.4m) and by € 9.2 million on account of interest payments (previous year: € 11.2m) and increased by € 2.2 million on account of interest received (previous year: € 1.8m).

The non-cash income/expenses item for the current year largely consists of deferred taxes.

HORNBACH-BAUMARKT-AG GROUP

Statement of income and expenses recognized directly in equity

€ million	1st Quarter 2008/2009	1st Quarter 2007/2008
Valuation of derivative financial instruments	3.1	2.5
Exchange differences arising on the translation of foreign subsidiaries	0.1	-0.4
Deferred taxes on gains and losses recognized directly in equity	-0.9	-0.8
Net income recognized directly in equity	**2.3**	**1.3**
Consolidated net income	31.8	19.5
Total income and expenses recognized in the financial statements	**34.1**	**20.8**

Rounding up or down may lead to discrepancies between totals.

HORNBACH-BAUMARKT-AG GROUP

Statement of Changes in Equity

1st Quarter 2007/2008 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2007	46.5	134.5	-0.5	3.3	287.0	470.8
Consolidated net income					19.5	19.5
Valuation of derivative financial instruments, net after taxes			1.7			1.7
Currency translation				-0.4		-0.4
Total income and expenses recognized in the financial statements			1.7	-0.4	19.5	20.8
Capital increase from share option plans		0.2				0.2
Balance at May 31, 2007	46.5	134.7	1.1	2.9	306.6	491.8

1st Quarter 2008/2009 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2007	47.1	138.9	-1.0	9.7	321.1	515.7
Consolidated net income					31.8	31.8
Valuation of derivative financial instruments, net after taxes			2.2			2.2
Currency translation				0.1		0.1
Total income and expenses recognized in the financial statements			2.2	0.1	31.8	34.1
Balance at May 31, 2008	47.1	138.9	1.2	9.8	352.8	549.8

Rounding up or down may lead to discrepancies between totals. This table forms part of the notes.

HORNBACH-BAUMARKT-AG Group

Notes to the Group Interim Report as of May 31, 2008

(1) Accounting principles

This unaudited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first quarter as of May 31, 2008 has been compiled in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 29, 2008. The Group has made additional application of IAS 34 "Interim Financial Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2007/2008 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report also complies with German Accounting Standard No. 6 (DRS 6) – Interim Reporting – of the German Accounting Standards Committee (DRSC e.V.).

The interpretations IFRIC 12 "Service Concession Arrangements", IFRIC 13 "Customer Loyalty Programmes" and IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" require application from the beginning of the 2008/2009 financial year. As these interpretations have not yet been adopted by the European Union, they have also not been applied in the interim consolidated financial statements as of May 31, 2008. The first-time application of these interpretations is not expected to have any material impact on the consolidated financial statements. The implications of the standards and interpretations requiring mandatory application for the first time after the 2008/2009 financial year are currently under review.

(2) Scope of consolidation

There were no changes in the scope of consolidation in the first quarter of 2008/2009.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally generates lower sales in the autumn and winter months than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first quarter. The results of business operations for the first three months up to May 31, 2008 do not necessarily provide an accurate indication of the results to be expected for the financial year as a whole.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	1st Quarter 2008/2009	1st Quarter 2007/2008	Change in %
Other income	9.2	8.2	11.9
Other expenses	3.3	5.4	-39.3
Other income and expenses	**5.9**	**2.7**	**112.9**

Percentages calculated on basis of € 000s.

Other operating income primarily relates to income from advertising grants, income from exchange rate and payment differences and income from allocations within the HORNBACH HOLDING AG Group. The other income for the first quarter of 2008/2009 includes non-operating income of € 0.8 million (previous year: € 0m) from the release of a provision for onerous contracts.

Other operating expenses principally consist of exchange rate and currency differences, and losses incurred on the sale of non-current assets. The other expenses for the first quarter of 2008/2009 include non-operating expenses of € 0.6 million (previous year: € 2.8m). These result from the write-down of a piece of land held for sale to the expected net disposal proceeds of € 0.5 million (previous year: € 0m) and from the write-down of € 0.1 million on discontinued investment projects (previous year: € 1.3m). The previous year's figure also includes extraordinary depreciation of € 1.1 million on buildings under construction and an addition of € 0.4 million to provisions for onerous contracts. The non-operating expenses relate to the real estate segment.

(5) Taxes on income

€ million	1st Quarter 2008/2009	1st Quarter 2007/2008	Change in %
Current tax expenses	10.8	7.3	47.7
Deferred tax expenses	1.0	0.4	134.1
Taxes on income	**11.8**	**7.7**	**53.0**

Percentages calculated on basis of € 000s.

(6) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares outstanding.

Earnings per share

	1st Quarter 2008/2009	1st Quarter 2007/2008
Weighted number of shares issued	15,685,020	15,506,120
Consolidated net income allocable to shareholders of HORNBACH-Baumarkt-AG (in € million)	31.8	19.5
Earnings per share (in €)	2.03	1.26

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

	1st Quarter 2008/2009	1st Quarter 2007/2008
Weighted number of shares issued including potential shares with a dilutive effect	15,854,677	15,739,639
Consolidated net income allocable to the shareholders of HORNBACH -Baumarkt-AG (in € million)	31.8	19.5
Earnings per share (in €)	2.00	1.24

(7) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 108.5 million at the end of the first quarter as of May 31, 2008 (previous year: € 102.8m).

Depreciation and amortization totaling € 13.8 million was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first three months of the 2008/2009 financial year (previous year: € 16.2m).

(8) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 27,990 subscription rights were conditionally exercised in accordance with the terms and conditions of the share option plan in the exercise window from May 28 to June 6, 2008. From June 6, 2008, the orders for the sale of new shares arising in HORNBACH-Baumarkt-AG will be placed on the stock market over a period of five weeks by the bank commissioned to handle the share option plan in such a way as to protect the share price. Should the shares not all be sold within this period, then the subscription rights will only be exercised on a prorated basis.

(9) Share option plans

Within the framework of the 2003 phantom stock plan at HORNBACH-Baumarkt-AG, a total of 6,240 share options were exercised in accordance with the terms and conditions of the share option plan during the exercise window from May 28 to June 3, 2008.

(10) Contingent liabilities and other financial obligations

There have been no substantial changes in contingent liabilities and other financial obligations since February 29, 2008.

(11) Relationships to closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with associated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions undertaken in the usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first quarter of 2008/2009.

(12) Segment reporting

1st Quarter 2008/2009 in € million 1st Quarter 2007/2008 in € million	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**739.0**	**28.1**	**-27.9**	**739.2**
	695.8	27.2	-27.0	696.0
Sales to third parties	739.0	0.0	0.0	739.0
	695.8	0.0	0.0	695.8
Rental income from affiliated companies	0.0	27.9	-27.9	0.0
	0.0	27.0	-27.0	0.0
Rental income from third parties	0.0	0.2	0.0	0.2
	0.0	0.2	0.0	0.2
Segment result (EBIT)	**44.1**	**9.1**	**-4.8**	**48.4**
	30.8	5.2	-3.6	32.4
Depreciation and amortization	**9.3**	**2.5**	**2.0**	**13.8**
	9.8	4.0	2.4	16.2
EBITDA	**53.4**	**11.6**	**-2.8**	**62.2**
	40.6	9.2	-1.2	48.6

Rounding up or down may lead to discrepancies between totals.

Bornheim, June 26, 2008

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

Financial Calendar 2008

June 26, 2008	Interim Report as of May 31, 2008
July 10, 2008	Annual General Meeting in Landau/Pfalz
September 30, 2008	Interim Report as of August 31, 2008
December 22, 2008	Interim Report as of November 30, 2008

Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 -24 44
Fax: (+49) 0 63 48/ 60 -42 99
invest@hornbach.com

Press/Public Relations
Dr. Ursula Dauth
67433 Neustadt a. d. Weinstrasse
Tel: (+49) 0 63 21/ 678 -93 21
Fax: (+49) 0 63 21/ 678 -93 00
presse@hornbach.com

Internet: www.hornbach-group.com

DISCLAIMER

This financial report contains forward-looking statements based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are always only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will also turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual results differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so.

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Publication of 2007/2008 Annual Report

HORNBACH maintains its course and is optimistic for the new financial year

- **HORNBACH Group increases sales by 2.9% to Euro 2.62 billion**
- **Strong international growth makes up for weak consumer climate in Germany**
- **Operating earnings (EBIT) of Euro 102 million**
- **Expansion successfully maintained with five new store openings**
- **Optimistic outlook**

Frankfurt/Main, May 27, 2008. The HORNBACH Group, one of Europe's largest operators of DIY store and garden centers, successfully maintained its ground in the 2007/2008 financial year and will steadfastly adhere to its business policies in spite of all the turbulence in the DIY sector. "We will consistently maintain our course in future as well. HORNBACH is not interested in fighting out discount wars, taking over ailing competitors, or cutting back on product quality or the services we provide to our customers", commented Albrecht Hornbach, Chairman of the Board of Management, at the annual results press conference in Frankfurt. In the current financial year, the HORNBACH Group plans to open five new DIY megastores with garden centers, to increase its sales and to post disproportionate earnings growth. In the past financial year, the overall HORNBACH HOLDING AG Group achieved sales of Euro 2.62 billion and operating earnings (EBIT) of Euro 102 million.

The success of this strategy had been reflected on a daily basis for more than 20 years at the Group's DIY megastores with garden centers in Germany and abroad, which now numbered 125 in total. "This loyalty to our principles has brought us a great deal of credibility and trust from consumers. We aim to justify this trust in future as well by consistently adhering to our strategy of permanent low prices, professional advice, very good service and the best possible product quality at all times." Rather than action for action's sake and growth at all costs, HORNBACH was relying on long-term success and solid business practice. "By maintaining this course, we will continue to achieve profitable growth in the coming years, open attractive stores in Germany and abroad and attract new customers from across the whole of Europe", added Albrecht Hornbach in Frankfurt.

Sales: 2.9 % growth compared with previous year

The HORNBACH Group also acted successfully in the past 2007/2008 financial year (March 1, 2007 to February 29, 2008). "We see the financial year as having been satisfactory overall", remarked Albrecht Hornbach. (Net) consolidated sales at HORNBACH HOLDING AG grew by 2.9 percent to Euro 2,617 million (2006/2007: Euro 2,544 million). The HORNBACH-Baumarkt-AG subgroup, which operates 125 DIY megastores with garden centers in nine countries across Europe, posted net sales growth of 3.2 percent to Euro 2,469 million (2006/2007: Euro 2,392 million). HORNBACH opened five new DIY stores with garden centers and maintained its expansion strategy across Europe. The year under report witnessed divergent developments in sales in Germany and abroad. In the domestic market, the impact of the sales tax increase on consumer confidence left its mark on the company's performance, as did the decline in housing construction due to the abolition of the owner-occupied housing subsidy. Other European countries, by contrast, saw no let-up in their dynamic growth. Substantial growth in these countries (plus 11.6 %) compensated for the slight downturn in sales in Germany (minus 1.5 %). Given that HORNBACH once again outperformed the overall sector in Germany by a clear margin, its share of the domestic market rose to 8.3 % (2006/2007: 8.1 %). The international share of sales at the HORNBACH-Baumarkt-AG subgroup grew from 36 % to 39 % in the past financial year.

Earnings: down on previous year

"As expected, the earnings performance in 2007/2008 fell short of the high standards set by the previous 2006/2007 financial year", commented company CFO Roland Pelka. HORNBACH HOLDING AG generated operating earnings (EBIT) of Euro 101.9 million, down 14.4 % on the previous year (Euro 119.1 million). Consolidated net income amounted to Euro 58.3 million (2006/2007: Euro 75.9 million; minus 23.2 %). The largest subgroup, HORNBACH-Baumarkt-AG, reported operating earnings (EBIT) of Euro 76.1 million (2006/2007: Euro 96.1 million; minus 20.8 %) and consolidated net income of Euro 46.6 million (2006/2007: Euro 60.7 million; minus 23.2 %). Alongside the downturn in like-for-like sales, the core DIY business was also negatively affected by less favorable cost ratios at the stores and in the administration. "We have already taken measures to counter this development and were able to make up ground in the fourth quarter", remarked Roland Pelka. "This situation was exacerbated by non-operating, one-off factors in the real estate segment, which burdened the year-on-year comparison of operating earnings to the tune of € 11 million". The international business, by contrast, had posted a pleasing earnings performance. Said Pelka: "A glance at the earnings contributions from outside Germany suffices to reveal the dimensions now attained by our international growth." Moreover, the Group's earnings performance in the 2007/2008 financial year also benefited from a slight increase in the gross margin and improved net financial expenses.

Germany: a mixed picture

"The sales tax increase, coupled with the significant rise in food, gasoline and energy prices, dealt a severe blow to consumer confidence in Germany in 2007", said Albrecht Hornbach.

Up to April 2007, the negative mood among German consumers had not made itself felt in the figures, as the unusually mild weather conditions in the spring had led to a record-breaking run on the HORNBACH DIY stores. Only later did the weakness in private consumer spending suddenly become apparent. The Chairman of the Board of Management saw the fact that the company had gained further market share in Germany even though some larger-scale DIY and home improvement projects had been brought forward to 2006, as being very positive. "Having said this, the sales we lost in our home market were more than made up for by our great success outside Germany. In view of this, we will be pressing further ahead with our international expansion in the coming years", added Albrecht Hornbach. The German DIY megastores with garden centers accounted for around 61 % of sales at the HORNBACH-Baumarkt-AG subgroup (2006/2007: 64 %). Net sales at these stores showed a slight decline of 1.5 % to Euro 1,507 million (2006/2007: Euro 1,530 million). Based on calculations compiled by HORNBACH, the comparable change in net sales in the German sector as a whole was more than two percentage points weaker.

Thanks to ongoing growth outside Germany, the HORNBACH-Baumarkt-AG subgroup was able to maintain its like-for-like sales, i.e. excluding sales at newly opened stores, more or less at the previous year's level (minus 0.2 %). Sales in the German market underwent three phases. Following the successful start in the first quarter of the financial year (plus 1.7 %), like-for-like sales continued to outperform the German sector as a whole, but were nevertheless unable to escape overall negative factors. This was particularly noticeable in the second half of the 2007 calendar year. Many project and professional customers had brought forward their investments to 2006 so as to benefit for the last time from the lower rate of sales tax. HORNBACH felt the impact of this negative base effect in the third quarter of 2007/2008 in particular (like-for-like sales: minus 8.3 % vs. plus 5.2 % in previous year) and most severely in December 2007 (minus 16.6 % vs. plus 14.7 % in previous year). The 2008 calendar year then got off to a promising start. Sales in Germany returned to their growth path in January and February, a development which also benefited the fourth-quarter earnings performance. By the end of the twelve months, net sales on comparable store surfaces were 3.6 % down on the previous year (2006/2007: plus 2.3 %). "On average, the like-for-like sales performance of the German DIY sector was two to three percentage points poorer than HORNBACH, even though our focus on large-scale projects means that we were more vulnerable to the subdued consumer climate. We are therefore especially pleased that we have expanded our market share in Germany to 8.3 %", underlined Albrecht Hornbach.

Abroad: positive all round

Unlike developments in Germany, the sales performance of the international HORNBACH DIY megastores remained upbeat. These stores increased their like-for-like sales in all four quarters. Comparable store sales grew by 6.0 % in the 2007/2008 financial year. "This underlines the strength of our organization and our popularity with customers outside Germany", remarked Albrecht Hornbach. However, the fact that the international stores were not affected by purchases being brought forward for tax reasons also showed how negatively the sales tax increase in Germany had impacted on consumer confidence. International sales rose by 11.6 % from Euro 862 million to Euro 962 million. The international share of the subgroup's sales grew from 36 % in the previous year to 39 % in the year under report.

Expansion: five new locations opened

Operations commenced at a total of five new HORNBACH DIY megastores with garden centers during the 2007/2008 reporting period. In Germany, new stores were opened in Munich-Freiham and in Darmstadt. In other countries, HORNBACH launched its operations in Alblasserdam in the Netherlands and celebrated its successful entry into the Rumanian market with the opening of a store in Bucharest. Moreover, HORNBACH's sixth store in the Czech Republic was opened in Olomouc. At the reporting date on February 29, 2008, HORNBACH operated a total of 125 retail outlets across the Group (February 28, 2007: 120). The sales areas of the 91 stores in Germany (2006/2007: 89) amounted to around 955,000 m². Outside Germany, the Group operates a total of 34 DIY megastores with garden centers (2006/2007: 31) with total sales areas of around 430,000 m². The international stores are distributed as follows: Austria (11), the Netherlands (8), Luxembourg (1), Czech Republic (6), Switzerland (3), Sweden (2), Slovakia (2) and Rumania (1). With total sales areas of around 1,385,000 m² at the Group (2006/2007: 1,308,000 m²), the average sales area per store now amounts to almost 11,100 m² (2006/2007: around 10,900 m²). The opening of new stores in Switzerland, Sweden and Rumania is scheduled to take place in the coming months. These will be followed at the beginning of 2009 by the first HORNBACH store in Hamburg.

Alongside the DIY retail business, the HORNBACH Group is also active in the regional builders' merchant business. At the reporting date, the HORNBACH Baustoff Union GmbH subgroup was operating 18 outlets in south-western Germany.

Outlook: optimistic

Albrecht Hornbach views the future of the Group positively. "We are very optimistic about the coming years. Our management and team of employees is optimally structured – the quality of our day-to-day business is therefore in good hands. And we have sufficient financial resources to press solidly ahead with our further expansion in Germany and abroad. We can therefore focus all of our energies on our core business". Hornbach reaffirmed the company's aim of achieving further organic growth. Five new store openings are planned for the current 2008/2009 financial year. "We expect to generate sales growth in a medium single-digit range. Operating earnings (EBIT) are expected to show disproportionate growth compared with sales and also to exceed the figure reported for 2006/2007. This is to be achieved by increasing the earnings power of our core business, as well as by means of significant earnings growth in the real estate segment", added Hornbach.

Key Figures for the 2007/2008 Financial Year (3.1.2007 – 2.29.2008)

Key Figures of the HORNBACH HOLDING AG GROUP

(in Euro million unless otherwise stated)	2007/2008	2006/2007	± %
Net sales	**2,617**	2,544	2.9
of which in other European countries	**962**	862	11.6
Gross margin (as % of sales)	**35.7 %**	35.3 %	
EBITDA	**177.4**	196.9	-9.9
EBIT	**101.9**	119.1	-14.4
Earnings before taxes	**67.6**	83.1	-18.7
Consolidated net income	**58.3**	75.9	-23.2
Earnings per preference share (Euro)	**6.03**	7.92	-23.9
Number of employees at HORNBACH Group	**12,710**	12,156	4.6
Investments	**202**	123	64.0
Total assets	**1,902**	1,842	3.3
Shareholders' equity	**688**	630	9.2
Shareholders' equity as % of total assets	**36.1 %**	34.2 %	

Key Figures of the HORNBACH-Baumarkt-AG GROUP

(in Euro million unless otherwise stated)	2007/2008	2006/2007	± %
Net sales	**2,469**	2,392	3.2
of which in Germany	**1,507**	1,530	-1.5
of which in other European countries	**962**	862	11.6
Like-for-like sales growth (excluding sales tax)	**-0.2 %**	4.0 %	
Gross margin (as % of sales)	**36.3 %**	36.0 %	
EBITDA	**138.7**	160.4	-13.6
EBIT	**76.1**	96.1	-20.8
Earnings before taxes	**55.8**	72.9	-23.5
Consolidated net income	**46.6**	60.7	-23.2
Earnings per share (Euro)	**2.98**	3.95	-24.6
Number of employees	**12,110**	11,577	4.6
Investments	**105**	88	19.7
Total assets	**1,351**	1,331	1.5
Shareholders' equity	**516**	471	9.5
Shareholders' equity as % of total assets	**38.2 %**	35.4 %	

(Percentage changes rounded up on the basis of Euro 000s)

Investor Relations	Note:
Axel Müller Tel: (+49) 0 63 48/ 60 - 2444 Fax: (+49) 0 63 48/ 60 - 4299 E-mail: invest@hornbach.com	The annual reports of the HORNBACH HOLDING AG Group and the HORNBACH-Baumarkt-AG Group for the 2007/2008 financial year have been published on the internet at: **www.hornbach-gruppe.com**

HORNBACH HOLDING AG

Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Successful start to 2008/2009 financial year:

HORNBACH defies sector trend and posts growth in Germany

- **Sales at HORNBACH Group grow by 6.1 % to € 777.7 million**
- **Like-for-like sales well ahead of German sector average**
- **Disproportionate EBIT growth to € 66.9 million**
- **Positive outlook for overall financial year**

Bornheim bei Landau, June 26, 2008. The HORNBACH Group, one of Europe's largest operators of DIY megastores and garden centers, has started the 2008/2009 financial year on a successful note. Net sales at HORNBACH HOLDING AG rose by 6.1 % in the first quarter (March 1 to May 31, 2008) to reach € 777.7 million (previous year: € 732.7m). Sales at the largest operating subgroup, HORNBACH-Baumarkt-AG, grew by 6.2 % to € 739.2 million (previous year: € 696.0m). Like-for-like sales (excluding newly opened stores) improved by 1.5 % across the Group, rising by 0.6 % in Germany, thus defying the trend in the overall sector, and even rising by 2.9 % elsewhere in Europe.

"All in all, we are very satisfied with the first quarter", commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG. The months of March and April had been notably cooler and wetter than in the previous year. Business had been rather subdued in this period compared with the double-digit sales growth reported in some cases in March and April of the previous year. "But our sails then unfurled in May, when warm, dry weather called numerous gardening enthusiasts out of hibernation, providing a major boost to demand for gardening products and plants at our stores."

"I am especially proud of the fact that we managed to increase like-for-like sales in Germany by 0.6 %, notwithstanding the very high comparable figures seen in the first quarter of the previous year", stressed Hornbach. "This has enabled us to outperform the sector average by around five percentage points, providing the best proof that our concept is on track and accepted by customers." HORNBACH would continue to grow and would also acquire additional market share in the highly contested German marked, added Hornbach.

The earnings of the HORNBACH Group developed very positively in the first quarter. Operating earnings (EBIT) at HORNBACH HOLDING AG grew by 72.3 % to € 66.9 million (previous year: € 38.8m). Consolidated earnings before taxes jumped by 91.0 % to € 58.5 million (previous year: € 30.6m). Earnings per preference share (basic) have been reported at € 4.87 (previous year: € 2.18). "This pleasing growth in our key earnings figures was mainly due to like-for-like sales growth in Germany in conjunction with a slightly higher gross margin, as well as to improved store and administration cost ratios. Put more simply, this means we have significantly increased our operating earnings power compared with the previous year," said Hornbach. What's more, a successful land development project in Austria enabled us to significantly improve earnings in the real estate segment as well." Following extraordinary depreciation on real estate projects, this had benefited the earnings of the HORNBACH HOLDING AG Group to the tune of € 10.7 million.

Operating earnings at the largest subgroup, HORNBACH-Baumarkt-AG, rose by 49.4 % to € 48.4 million (previous year: € 32.4m). Consolidated earnings before taxes increased by 59.9 % to € 43.6 million (previous year: € 27.3m). Basic earnings per share amount to € 2.03 (previous year: € 1.26).

HORNBACH continues to act as a job machine. Its total workforce rose by 2.6 % to 12,912 in the first quarter of 2008/2009, up from 12,587 in the equivalent period in the previous year.

The Group invested € 35.2 million, mainly in land and buildings, in the first three months of the financial year. Investments were lower than in the previous year (€ 68.8m), as no new DIY megastores with garden centers were opened in the first quarter.

Five new openings planned

Having said this, preparations are progressing at full steam on the five new stores which HORNBACH intends to open by the end of the current financial year. A second store in Bucharest and a store in Stockholm are set to open in July already. Moreover, new stores are also currently under construction in Hamburg, Biel (Switzerland) and Braşov (Rumania).

HORNBACH currently operates 125 DIY megastores with garden centers in nine European countries. The average store size amounts to almost 11,100 m². There are 91 locations in Germany, while the international stores are distributed as follows: Austria (11), Netherlands (8), Luxembourg (1), Czech Republic (6), Switzerland (3), Sweden (2), Slovakia (2) and Rumania (1).

Albrecht Hornbach affirmed the positive outlook for the current financial year already issued at the Annual Results Press Conference at the end of May. "We expect to see sales growth in a medium single-digit range. Operating earnings (EBIT) are expected to show significantly disproportionate growth compared with sales and to surpass the figure reported for the 2006/2007 financial year. We aim to achieve this by increasing our earnings power in our core business, as well as by generating significant earnings growth in our real estate segment."

The most important key figures can be found on the following page. The extensive interim reports of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG have been published in the Investor Relations section of the internet pages of the HORNBACH Group at www.hornbach-group.com.

Overview of Key Figures for 1st Quarter (March 1 to May 31)

HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	1st Quarter 2008/2009	1st Quarter 2007/2008	Change in %
Net sales	**777.7**	**732.7**	**6.1**
of which in other European countries	294.6	260.7	13.0
Gross margin as % of net sales	36.1%	36.0%	
EBITDA	84.1	58.0	45.0
EBIT	**66.9**	**38.8**	**72.3**
Consolidated earnings before taxes	58.5	30.6	91.0
Consolidated net income *	45.9	21.4	114.1
Earnings per preference share in €	4.87	2.18	123.4
Number of employees	12,912	12,587	2.6
Investments	35.2	68.8	-48.8
Total assets	2,056.5	1,966.5	4.6
Shareholders' equity	736.9	652.9	12.9
Shareholders' equity as % of total assets	35.8%	33.2%	

* pursuant to IFRS including minority interests.

HORNBACH-Baumarkt-AG Subgroup (in € million, unless otherwise stated)	1st Quarter 2008/2009	1st Quarter 2007/2008	Change in %
Net sales	**739.2**	**696.0**	**6.2**
of which in other European countries	294.5	260.7	13.0
Like-for-like sales growth	1.5%	4.6%	
Gross margin as % of net sales	36.7%	36.5%	
EBITDA	62.2	48.6	28.0
EBIT	**48.4**	**32.4**	**49.4**
Consolidated earnings before taxes	43.6	27.3	59.9
Consolidated net income	31.8	19.5	62.6
Earnings per share in €	2.03	1.26	-
Number of employees	12,304	12,005	2.5
Investments	12.8	23.3	-45.1
Total assets	1,470.2	1,410.7	4.2
Shareholders' equity	549.8	491.8	11.8
Shareholders' equity as % of total assets	37.4%	34.9%	
Number of stores	125	123	1.6
Sales area in 000 m² (based on BHB)	1,385	1,351	2.5
Average store size in m²	11,079	10,981	0.9

Rounding up or down may lead to discrepancies between totals. Percentages calculated on basis of € 000s.

About HORNBACH

The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups of HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development). The HORNBACH DIY megastores with garden centers have an average size of more than 11,000 square meters, a figure unmatched by any other competitor in Europe.

The HORNBACH Group generated sales of more than € 2.6 billion in the past 2007/2008 financial year (March 1, 2007 to February 29, 2008). This is equivalent to growth of 2.9 % on the previous year. The company's market share in Germany rose during the financial year from 8.1 % to 8.3 %. The 34 international stores contributed almost 40 % of total DIY store sales.

Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. HORNBACH currently operates 125 DIY megastores with garden centers in nine countries, of which 91 are in Germany. The other countries are Austria, the Netherlands, the Czech Republic, Switzerland, Sweden, Slovakia, Luxembourg and, since June 2007, Rumania.

HORNBACH's sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. HORNBACH was awarded the German Retail Prize in 2006 for the management achievement of the year. Last year, Otmar Hornbach, pioneer and founder of the DIY company, received the top prize awarded by the Federal Association of German DIY, Home Improvement and Specialist Garden Stores (BHB) – the "Life Time Award" – for his life's achievement.

Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003), provide proof of HORNBACH's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as a "job machine" for decades, with almost 13,000 individuals now employed at the Group.

END